7/17

07025333

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hindalco Industries Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

FILE NO. 82- 03428 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 7/18/07

082-03428

ARIS
3-31-07


Athens
Bogart
Eastville
Apalachee
Bostwick
Madison

CHARTING GLOBAL GROWTH

HINDALCO
ADITYA BIRLA GROUP
Hindalco Industries Limited

ANNUAL REPORT 2006-2007



Mr. G. D. Birla and Mr. Aditya Birla, our founding fathers.
We live by their values.
Integrity, Commitment, Passion, Seamlessness and Speed

HINDALCO
OPERATIONS IN INDIA



RENUKOOT
RENUSAGAR
HIRAKUD
TALABIRA
LOHARDAGA/GUMLA REGION
MURI
BELUR
DAHEJ
SILVASSA
TALOJA
BELGAUM
NAGPUR
SAMRI REGION
MALIPARBAT
KOLLUR
Integrated Aluminium Complex
Integrated Copper Complex
Bauxite Mines
Alumina Refineries
Aluminium Smelter
Power Plant
Coal Mines
Aluminium Wire Rod
Aluminium Rolled Products Plant
Aluminium Extrusions Plant
Aluminium Foil Plant
Aluminium Alloy Wheels Plant
R & D Centre

Hindalco's well-crafted growth and integration hinges on the three cornerstones of

COST COMPETITIVENESS

Reflected through its strong manufacturing base and operational efficiencies

QUALITY

Through its versatile range of products serving core applications for diverse industries; and

GLOBAL REACH

Competing in markets across more than 40 countries

Creating Superior Value

The Hindalco story unfolds with the establishment of the Company in 1958, the commissioning of the aluminium facility at Renukoot in 1962 and the Renusagar Power Plant in 1967. Over the years, Hindalco has grown into the largest vertically integrated aluminium company in the country and among the largest primary producers of aluminium in Asia. Its copper smelter is today the world's largest custom smelter at a single location.

HINDALCO BUSINESS
Share of Net Sales Value



Rolled Products 14%
Extrusions 3%
Conductor Redraw Rods 5%
Aluminium Foil, Alloy Wheels & Others 5%
Aluminium Ingots & Billets 9%
Hydrate & Alumina (Standard & Special) 4%
ALUMINIUM 40%
SAP, DAP & Complexes, Precious Metals & Others 9%
Concast Copper Rods 20%
Copper Cathodes 31%

Top Quartile of lowest cost Aluminium procedures globally

Primary Aluminium and Copper registered on the London Metal Exchange

Star Trading House Status. National Awards in Exports



HINDALCO – OUR VISION

To be a premium metals major, global in size and reach, with a **passion for excellence.**

Aluminium - the highly prized, new age metal, discovered just over a hundred years ago - has journeyed from being a precious metal of the 19th century to its wider and far versatile applications in the 20th and 21st centuries. From cutlery sets and ornaments to metal cans and aerospace. Touching lives in a million myriad ways.



CONTENTS



Adding superior value to this versatility is Hindalco. A flagship of the Aditya Birla Group and an industry leader in Aluminium and Copper. Hindalco today, has grown to be counted among the most cost efficient producers globally. With the acquisition of INDAL in the year 2000, coupled with the perfect blend of technological leadership, dependable products and strong customer base, Hindalco operates across the country as the largest integrated primary aluminium producer and a leader in the downstream value-added segments.

Vertically integrated, Hindalco operates across the value chain from Bauxite Mining, Alumina Refining, Aluminium Smelting to downstream Sheet and Foil Rolling, Extrusions and Alloy Wheels. Ensuring customised quality solutions at every stage. A nationwide network of production facilities and offices, led by a team of dynamic, committed professionals, constantly seeking to surpass records and scale.

With the acquisition of Novelis, Hindalco has become a truly global corporation and ranks among the top 5 of the world's aluminium major.

BAUXITE MINING



ALUMINA REFINING



ALUMINA CHEMICALS



ALUMINIUM METAL PRODUCTION



ALUMINIUM SHEET PRODUCTION



ALUMINIUM FOIL PRODUCTION



ALUMINIUM EXTRUSIONS



ALUMINIUM ALLOY WHEELS



COPPER

Smelting Capacity
500,000 tpa

Copper Cathodes
500,000 tpa

Continuous Cast
Copper Rods
97,200 tpa

Sulphuric Acid
1.7 million tpa

Phosphoric Acid
180,000 tpa

DAP & Complexes
400,000 tpa

Gold
15 tpa

Silver
150 tpa

Mines (Australia)
Nifty
Mt Gordon



Birla Copper, Hindalco's Copper division at Dahej, enjoys a leadership position in India.

COPPER CATHODES

Hindalco's Birla Copper Cathode, is a trusted brand. Known for high purity (99.99%) and consistent quality, these are largely used in the manufacture of copper rods for the wire and cable industry and copper tubes for consumer durable goods. They are also used for making alloys such as, brass bronze and alloy steel. They find application in diverse areas such as defence, mint, construction and the electrical industry.

CONTINUOUS CAST COPPER RODS

Matching international quality standards, wi excellent surface finish, make these rods suitab for processing of enamelled, coated and plated wi used in power and communication cables, strips f power and distribution for transformers, magn wires and zari manufacturing.

HINDALCO INDUSTRIES LIMITED

BOARD OF DIRECTORS

Non Executive Directors

Mr. Kumar Mangalam Birla
Chairman

Mrs. Rajashree Birla

Mr. A.K. Agarwala

Mr. E.B. Desai

Mr. S.S. Kothari

Mr. C.M. Maniar

Mr. M.M. Bhagat

Mr. K.N. Bhandari

Mr. N.J. Jhaveri

Executive Director

Mr. D. Bhattacharya
Managing Director

CHIEF FINANCIAL OFFICER

Mr. S. Talukdar
President

ADVISOR

Mr. R.K. Kasliwal

COMPANY SECRETARY

Mr. Anil Malik

AUDITORS

Singhi & Co., Kolkata

COST AUDITORS

R. Nanabhoy & Co., Mumbai

Mani & Co., Kolkata

KEY EXECUTIVES

ALUMINIUM BUSINESS

Mr. Shashi K. Maudgal, *Chief Marketing Officer*

Mr. Shankar Ray, *President (Chemicals & International Trade)*

Mr. S.M. Bhatia, *President (Foil & Wheel)*

Mr. S. Majumdar, *Head Operations- Demerged Indal Units*

Mr. Amit Basu, *Joint President (HR)- Demerged Indal Units*

Renukoot Unit

Mr. P. Balakrishnan, *Chief Officer - Operations*

Mr. R.P. Shah, *Chief Manufacturing Officer*

Mr. Rahul Mohnot, *Joint Executive President (F&C)*

Mr. Ajey Srivastava, *Joint President (Fabrication)*

Mr. J. Bhaumik, *Joint President (Renusagar Power)*

Aditya Aluminium

Mr. S.N. Bontha, CEO

Mr. S.N. Jena, *Chief Operating Officer*

Utkal Alumina

Mr. H.R. Pattanayak, *(MD & CEO)*

Mr. Debashish Ray, *Joint President*

COPPER BUSINESS

Mr. V.S. Kasbekar, *Executive President*

Mr. N.M. Patnaik, *Senior Vice President*

Mr. Atulya Verma, *Joint Executive President*

Mr. J.P. Paliwal, *Joint Executive President (Commercial)*

Mr. B.M. Sharma, *Joint Executive President (Marketing)*

Mr. Sanjay Loyalka, *MD & CEO, Aditya Birla Minerals Ltd. (Copper Mines – Australia)*

CORPORATE

Mr. Pratik Roy, Chief People Officer

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

India stands in the midst of an epochal transformation. Today, we are the fourth largest economy in the world in terms of purchasing power parity, the third largest in Asia, and the second largest among the emerging nations. Growing at a clip of over 9% annually, India is one of the few markets that has enormous potential for growth and earnings in practically all sectors. There is no let up from the Government on the reform process which has spurred the economy. These developments at the macro level will have a positive impact on your Company.

Your Company has posted a sterling performance. Its net consolidated revenues at Rs.18,313 crores (US$ 4.47 billion) reflect a growth of 61%. The EBITA surpassed the US$ 1 billion mark creating a new record. Net profits have also been absolutely impressive at Rs.2564.3 crores (US$ 0.6 billion) up by 55%.

I am indeed delighted to share with you that Hindalco today, with the acquisition of Novelis, has become a truly global corporation. It ranks among the top 5 of the world's aluminium major. With a combined turnover of US$ 14 billion, your Company is already in the League of the Fortune 500. Collectively, your Company and its subsidiary Novelis boast of over 33 plants spanning 13 countries and anchored by a 32,000 workforce belonging to over 15 nationalities.

Let me take this opportunity to give you my perspective on this landmark acquisition.

Hindalco today, with the acquisition of Novelis, has become a truly global corporation. It ranks among the top 5 of the world's aluminium major. With a combined turnover of US$ 14 billion, your Company is already in the League of the Fortune 500.

We look upon the aluminium business as a core business that has enormous growth potential in revenues and earning. **Our vision is to be a premium metals major, global in size and reach, with a passion for excellence.**

The recent past has seen us evolve an even more aggressive dashboard for our growth aspirations. We have scaled up our ambitions exponentially.

We have embarked on major capacity expansions. Our growth has been through the organic and inorganic route. We acquired Indal – an Alcan subsidiary in India, in 2000. Subsequently, we took over a few Indian Companies such as Annapoorna Foils and Pennar Alumimium in the downstream segment. Brownfield expansions and Greenfield ventures are on the anvil in Orissa, in Madhya Pradesh and in Jharkand that will take our alumina and aluminium capacities in India to a much higher level. These are detailed in the Director's Report.

Novelis with its value added products and a global leader, makes a perfect fit for Hindalco. The acquisition is also the key to fulfilling our global aspirations. It is in line with our long-term strategy of expanding our global presence across our various businesses. The combination of Hindalco

Novelis with its value added products and a global leader, makes a perfect fit for Hindalco. The acquisition is also the key to fulfilling our global aspirations. It is in line with our long-term strategy of expanding our global presence across our various businesses.

and Novelis establishes a global integrated aluminium producer with low cost alumina and aluminium production facilities combined with high-end aluminium rolled product capabilities close to customers. The complementary expertise of both these companies creates a strong platform for sustainable growth and on-going success.

The acquisition expands your Company's involvement in the downstream markets. Novelis is the global leader in aluminium rolled products and aluminium-can recycling, with a global market share of about 19%. Your company has a 60% share in the currently small but potentially high-growth Indian market for rolled products. Your Company's position as one of the lowest-cost producers of primary aluminium in the world can be leveraged to make us into a globally strong player. Novelis and your Company make a perfect pair. Enormous geographical market and product synergies accrue from this combination.

I would also like to point out that primary metal which constitutes almost 50% of Hindalco's produce is exposed to the vagaries of the price movement on the London Metal Exchange. Novelis with its value-added downstream products is by and large free from such vulnerabilities.

I believe the Novelis acquisition gives your Company an instant leg-up with its technological sophisticated aluminum product's capability apart from a scale and global footprint. Globally Novelis is the best asset as far as flat-rolled aluminium products are concerned. It would have taken your Company

Globally Novelis is the best asset as far as flat-rolled aluminium products are concerned. It would have taken your Company over a decade to set up such facilities on its own. The quality of its people, several of whom I have interacted with, is excellent.

over a decade to set up such facilities on its own. The quality of its people, several of whom I have interacted with, is excellent.

I do realize that in the short-term it does cause a strain on your Company's Balance Sheet. However, if you look at the bigger picture, this is one of the most striking acquisitions and over the long-term will undeniably create enormous shareholder value. I look forward to your support and understanding on this acquisition.

I believe Hindalco has never had headier times than today. For our success, much credit must go to our people. The quality of our people, their intellectual and emotional commitment has been and continues to be unwavering. I deeply acknowledge their contribution in perpetuating such a meritocratic organization.

The Aditya Birla Group : In Perspective

In line with our vision to be a premium global conglomerate with a clear focus at each business level, I am pleased to inform you that our geographic reach has far expanded. This year has indeed been a landmark year consequent to major acquisitions. Today our Group is a US$ 24 billion corporation with a market cap in excess of US$ 23 billion, anchored by a committed 100,000 workforce belonging to 25 nationalities, representing 20 countries across 5 continents. We are all glued together by a common set of values – Integrity, Commitment, Passion, Seamlessness and Speed.

In line with our vision to be a premium global conglomerate with a clear focus at each business level, I am pleased to inform you that our geographic reach has far expanded. We are all glued together by a common set of values – Integrity, Commitment, Passion, Seamlessness and Speed.

As a Group we are a meritocracy with a sharp focus on people processes. We try and make space for new ideas and encourage a spirit of experimentation. Champions of good ideas have every chance to try them out.

Our people systems and our Group's HR strategy continue to evolve as our Group increasingly globalises. In this regard, we are continuously innovating to support our business vision with world-class HR processes and strategies. The Group-wide implementation of Project Poornata – the People soft based HR-ERP Programme, in its first year of implementation is already reckoned as an enabler of strategic people decisions. These on-line people processes enhance transparency and productivity.

Talent management and strengthening of the talent pool in building leadership across the Group continues to be a focus area. On the professional front, our people systems are aligned to foster excellence, empower and enrich people, recognize creativity, innovation and reward performance. People with a track record, people with a passion to perform are steered on to a growth trajectory. Our endeavours to identify, develop and push high potential talent, which was an initiative begun two years ago, will soon be institutionalised. It might interest you to learn that more than 4000 of our high caliber management talent have been put through our Development Assessment Centres and their professional development plans charted out.

Our investments into employee development both through classroom teaching, e-learning, personal coaching by senior management and mentoring have been scaled up.

Given the intense war for talent, in addition to these HR systems, we have taken a slew of initiatives to strengthen our employer brand and to improve the quality of life of our employees. This, we hope, will help us keep the edge.

We have set up a taskforce to define the unique employment proposition that our Group can and does offer. Our intent is to ensure that these employee value propositions translate in the day-to-day experiences of our people and enhance their involvement with our Group.

To offer our people a share in the value created by the organisation, we announced the Employee Stock Option Plan which we expect to roll out in the next financial year. This would give them an increasing sense of ownership in our Group.

It is with a great sense of pride that I share with you the fact that our Group has been adjudged as the Best Employer in India in 2007 and amongst the top 20 Best Employers in Asia in the Hewitt-Economic Times and Wall Street Study of 2007.

It is with a great sense of pride that I share with you the fact that our Group has been adjudged as the Best Employer in India in 2007 and amongst the top 20 Best Employers in Asia in the Hewitt-Economic Times and Wall Street Study of 2007. This is a singular achievement and a great honour given that the Study encompassed 230 companies in India and over 700 companies in Asia. This honour is also a reflection of the pride, the affection and attachment that colleagues all over have for our Group.

While we cherish this acknowledgement, we realise that we have to work harder in the people area and bring in an even sharper focus on employees and their engagement.

Best regards,

Yours sincerely,

Kumar Mangalam Birla

Date: 25th June, 2007

FINANCIAL HIGHLIGHTS

(Rs. in Million)

	2006-07 Mn US$*	2006-07	2005-06	2004-05***	2003-04	2002-03**	2001-02	2000-01	1999-00	1998-99	1997-98
PROFITABILITY											
Gross Sales and Operating Revenues	4,570	199,201	124,764	104,803	68,199	55,024	26,595	25,836	23,076	20,131	16,707
Net Sales and Operating Revenues	4,201	183,130	113,965	95,231	62,084	49,856	23,314	22,754	20,312	17,670	14,733
Operating Profit	921	40,150	26,051	22,765	15,003	12,972	10,060	10,622	9,450	7,916	6,156
Other Income	85	3,701	2,439	2,700	2,400	1,662	1,989	1,221	1,337	1,305	1,176
Interest and Finance Charges	56	2,424	2,252	1,700	1,772	1,365	456	619	597	836	723
Depreciation	127	5,528	5,167	4,633	3,175	2,642	1,543	1,424	1,353	1,246	776
Impairment	20	852	45	-	-	-	-	-	-	-	-
Profit before Tax & Extraordinary Items	804	35,046	21,027	19,133	12,456	10,627	10,050	9,801	8,837	7,138	5,832
Current Tax	226	9,841	3,241	5,705	2,606	2,520	2,570	3,020	2,485	1,470	870
Deferred Tax	(13)	(551)	1,160	43	1,461	653	620	-	-	-	-
Fringe Benefit Tax	3	113	101	-	-	-	-	-	-	-	-
Net Profit before Extraordinary items	588	25,643	16,525	13,385	8,389	7,455	6,860	6,781	6,352	5,668	4,962
Net Profit	588	25,643	16,556	13,294	8,389	5,821	6,860	6,781	6,124	5,668	4,962
Dividend Payout (including Dividend Tax)	46	2,022	2,473	2,120	1,721	1,408	1,005	985	691	532	430
Retained Profit	542	23,621	14,083	11,174	6,668	4,413	5,855	5,796	5,433	5,135	4,532
Foreign Exchange Earnings on Exports	1,600	69,732	36,433	26,052	12,951	10,283	3,374	3,763	3,123	1,655	1,702
BALANCE SHEET											
Gross Fixed Assets (including CWIP and Revaluation)*****	2,920	127,291	112,512	100,958	71,262	64,704	63,168	56,365	53,450	52,055	36,205
Net Fixed Assets (excluding Revaluation)	1,946	84,831	76,157	69,265	52,079	48,634	26,951	21,520	20,009	19,950	18,929
Investments	1,990	86,753	39,713	37,021	33,772	26,484	19,853	19,175	11,328	10,628	10,012
Net Current Assets	860	37,508	41,500	19,582	18,325	19,233	13,032	10,241	12,409	8,851	6,282
Capital Employed	4,796	209,093	157,370	125,869	104,176	94,351	59,836	50,936	43,746	39,429	35,223
Loan Fund	1,690	73,686	49,034	38,000	25,646	23,950	9,577	7,147	5,754	6,870	7,799
Deferred Tax Liability	258	11,258	12,334	11,297	9,951	8,490	4,443	-	-	-	-
Net Worth	2,848	124,149	96,003	76,572	68,579	61,911	45,816	43,789	37,992	32,559	27,424
Net Worth represented by :-											
Share Capital	24	1,043	986	928	925	925	745	745	745	745	745
Reserves & Surplus (excluding Revaluation Reserves) ****	2,824	123,105	95,017	75,644	67,654	60,986	45,071	43,044	37,247	31,814	26,679
	2,848	124,149	96,003	76,572	68,579	61,911	45,816	43,788	37,992	32,559	27,424
Book value per Share (US$ / Rs.) $	3	118.97	97.40	82.54	74.16	66.95	61.53	58.80	51.02	43.72	36.83
Capital Expenditure	348	15,157	11,875	14,689	6,690	10,373	7,009	2,995	1,474	2,311	5,549
Market Capitalisation (at year end share price)	3,203	139,627	191,957	120,023	112,556	49,428	57,338	57,447	54,740	34,701	49,892

$ Figures of book value per share recomputed for all the years prior to 2005-06 for stock split in the ratio of 10 : 1 effected in 2005-06

* 1 US$= Rs. 43.59

** Figures for 2002-03 onwards include figures relating to the copper business acquired from Indo Gulf Corporation Ltd with effect from 01.04.2002.

*** Figures for 2004-05 onwards include figures relating to the Aluminium business after the merger of erstwhile INDAL with effect from 01.04.2004.

**** Net of Miscellaneous Expenditure

***** Fixed Assets of Aluminium Business have been reinstated at its original cost in 2002-03.

FINANCIAL HIGHLIGHTS

		2006-07	2005-06	2004-05***	2003-04	2002-03**	2001-02	2000-01	1999-00	1998-99	1997-98
RATIOS & STATISTICS											
Operating Margin	%	21.92	22.86	23.90	24.17	26.02	43.15	46.68	46.53	44.80	41.78
Gross Margin	%	22.62	23.02	24.96	25.18	26.62	49.73	49.33	50.17	47.45	44.86
Net Margin	%	14.00	14.53	13.96	13.51	11.68	29.42	29.80	30.15	32.08	33.68
Interest Cover (EBITDA/Interest)	Times	18.09	12.65	14.98	9.82	10.72	26.43	19.14	18.08	11.02	10.13
Gross Interest Cover (EBITDA/Gross Interest)	Times	10.50	11.19	12.47	8.77	7.51	13.50	14.92	17.76	10.70	7.23
Pre-tax Interest Cover (EBIT/Interest)	Times	15.46	10.34	12.26	8.03	8.79	23.04	16.84	15.81	9.53	9.06
ROACE	%	20.45	16.44	17.45	14.33	13.57	18.97	22.01	22.68	21.36	20.61
ROAE *	%	22.80	20.50	17.88	15.10	15.05	16.70	16.58	18.01	18.90	19.72
Net Sales / Total Assets	Times	0.88	0.72	0.76	0.60	0.53	0.39	0.45	0.46	0.45	0.42
Debts Equity Ratio	Times	0.57	0.49	0.47	0.36	0.37	0.20	0.16	0.14	0.20	0.27
Debts Capitalisation Ratio	Times	0.37	0.34	0.33	0.27	0.28	0.17	0.14	0.13	0.17	0.21
DPS $	Rs	1.70	2.20	2.00	1.65	1.35	1.35	1.20	0.80	0.65	0.53
EPS $	Rs	25.52	16.79	13.48	8.53	5.92	8.67	8.57	7.74	7.16	6.27
CEPS $	Rs	31.87	22.07	18.18	11.76	8.61	10.62	10.37	9.45	8.73	7.25
No. of Equity Shareholders	No	520,019	396,766	117,721	117,124	153,606	35,955	37,925	39,769	38,780	37,294
No. of Employees	No	20,366	19,593	19,687	13,675	13,752	12,955	12,892	12,964	12,968	12,445
Average Cash LME (Aluminium)	US$/MT	2,663	2,028	1,779	1,496	1,354	1,395	1,533	1,473	1,291	1,566
Average Cash LME (Copper)	US$/MT	6,862	4,099	3,000	2,046	1,586	-	-	-	-	-
PRODUCTION											
Calcined Alumina	MT	1,198,658	1,203,383	1,159,664	591,297	501,270	494,724	476,700	453,305	421,486	361,520
Aluminium Metal	MT	442,686	429,140	409,068	323,184	266,837	261,338	251,492	248,930	240,926	200,304
Wire Rods	MT	68,998	67,730	62,392	58,233	50,789	52,203	43,946	49,018	51,197	45,482
Rolled Products	MT	211,088	190,581	175,734	77,069	73,171	70,113	62,811	58,690	44,668	34,193
Extruded Products	MT	38,282	32,328	28,551	18,194	18,973	16,250	18,602	14,959	11,995	12,389
Foil	MT	25,699	26,184	26,177	18,560	19,235	17,209	12,756	7,537	1,551	26
Wheel	Pcs	196,621	194,079	107,279	99,091	56,117	22,889	23,058	5,451	-	-
Copper Cathodes Produced	MT	290,529	210,228	217,138	186,611	185,159	-	-	-	-	-
Continuous Cast Copper Rods	MT	109,029	88,687	88,298	91,380	76,766	-	-	-	-	-
DAP and Complexes	MT	219,333	218,199	286,264	231,903	315,785	-	-	-	-	-
Gold	Kg	10,334	6,710	5,156	6,908	5,451	-	-	-	-	-
Silver	Kg	48,462	35,076	36,595	31,513	30,500	-	-	-	-	-

$ Figures of DPS, EPS & CEPS recomputed for all the years prior to 2005-06 for stock split in the ratio of 10 : 1 and rights issue effected 2005-06

* ROAE is based on Profit before extraordinary items.

** Figures for 2002-03 onwards include figures relating to the copper business acquired from Indo Gulf Corporation Ltd with effect from 01.04.2002.

*** Figures for 2004-05 onwards include figures relating to the erstwhile INDAL merged with effect from 01.04.2004.



D. Bhattacharya
Managing Director

OVERVIEW

This has been a landmark year for your Company. Its performance has been impressive on all value parameters, culminating in the highest-ever top and bottom line in the history of your Company. Net Sales and Operating Revenues reached Rs. 183,130 million and net profit was Rs. 25,643 million.

The Aluminium business had yet another year of high profit and growth. Business revenues grew on the back of high LME, increased volumes through better asset utilization across all plants and product lines coupled with an enriched product mix with an enhanced share of value added products. Cost pressures on account of input price escalation were contained in some measure through targeted cost management initiatives.

The Copper business despite tightness in the concentrate market and high fuel prices, also fared well. Production of Copper Cathode went up by 38% YoY, and CC Rods by 22.94% YoY. Higher realisation driven by improved product mix, better efficiency leading to lower conversion cost and lower backwardation costs have contributed towards improved financial results.

The basic and diluted Earnings per Share (EPS) rose by 52% from Rs. 16.8 per share to Rs. 25.5 per share.

In its endeavour to significantly improve stakeholder value, your company has been pursuing opportunities both within the country and abroad. The acquisition of Novelis, the world's No.1 Aluminium Rolling Company, is a quantum leap in this direction. This transformational acquisition is a strategic step towards realizing the global ambitions that your company has and provides a synergistic extension to the company's upstream business and its expansion; Novelis assets being located in different geographies. This provides an added advantage in terms of catering to a global customer base with a diverse portfolio of premium products. Your Company is today a global leader in its chosen business with a clear strategic rationale and demonstrated growth momentum.

The combination of Hindalco and Novelis will establish a global integrated aluminium producer with low-cost alumina and aluminium production facilities combined with high-end aluminium rolled product capabilities. The complementary expertise of both these companies creates a strong platform for sustainable growth and ongoing success.

Brownfield projects are on track, Site work on Greenfield projects has gained momentum with the emphasis being on securing rights to mineral resources and land.

Sales Revenue of Aluminium Business - FY 07



10%
8%
9%
37%
36%
Chemicals
Primary
Rolled
Extrusion
Foil & Wheel

STRATEGIC INITIATIVES

Technology

Your Company has identified areas where superior technology can be introduced with Novelis support like import substitution of high-end litho, low micron rollable Foil stock, Brazing sheet. Our intent is to enhance profitability and grow consumption through 'seeding' of new application products.

Lien on Mineral Resources

Your Company has always been on the lookout for more captive mines for Coal and Bauxite to achieve reduction in cost of production. Mahan coal block has been allotted to your Company alongwith Essar. Talabira II & III coal blocks have been allotted alongwith MCL and Neyveli Lignite. The Tubed coal block of Latehar project has also reached an advanced stage.

Plant Efficiencies

With the commissioning of the second 100 MW captive power unit at Hirakud, Orissa during the year there has been a very significant cost saving as grid power dependence has been eliminated, Generating power from captive plant is much cheaper due to sourcing of coal from captive mines. Your Company's Smelter Phase I expansion upto 100 Kt has been completed through Conversion to Prebake technology, the cost of metal production will further come down.

BUSINESS PERFORMANCE REVIEW

As stated earlier, your Company has recorded its best ever performance during the fiscal 2006-07. A snapshot is provided below:

	Aluminium		Copper		Unallocable	Total
	Rs. Mn	Share	Rs. Mn	Share	Rs. Mn	Rs. Mn
Net Sales & Operating Revenue	73,444	40.1%	109,776	59.9%	(90)	183,130
EBIT	29,292	78.2%	5,171	13.8%	3,007	37,470
EBIT Margin (%)		39.9%		4.7%		20.5%
Capital Employed	74,511	35.6%	49,307	23.6%	85,275	209,093
ROCE (%)		41.8%		10.3%		18.1%

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Alumina Price (FOB Australia)


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Aluminium Business

The Aluminium business has put in a sterling performance with

- Highest ever Metal, Wire rod, Rolled and Extrusions production.
- Highest ever turnover and business profit.
- Highest ever EBITDA margins at 50% - amongst the best in the industry.

Operational Review

Products	Net Sales (Rs.Mn)		Sales Volumes (MT)	
	FY07	FY06	FY07	FY06
Alumina	7,317	8,007	299,762	388,646
Primary Metal	17,227	14,480	137,975	146,785
Wire Rod	9,150	7,045	69,067	67,895
Rolled Products	25,462	18,700	170,467	154,470
Extruded Products	6,135	4,102	38,480	32,181
Aluminium Foil	5,430	4,847	25,366	26,003
Aluminium Wheels	403	374	188,772 pcs	199,403 pcs

Alumina

Alumina refinery utilization stayed above 100% of rated capacity as production stood at 1,198.7 KT. Third party sales volumes came down due to higher captive consumption for increase in metal production. Specialty Alumina sales comprised 49% of total alumina sales which helped to increase profitability and reduce volatility. Alumina realisation in FY07 was higher than market on account of a judicious blend of long term contracts and spot sales.

Primary Metal

Primary metal output from your Company's Smelters increased to 442,686 MT, up 3.2% over that of previous year. There has been an increased flow of primary metal into value added products. Realisations, improved reflecting the strong trend in global aluminium prices.



Aluminium Windows

Wire Rods

Wire rods production grew by almost 2% from 67,730 MT in FY06 to 68,998 MT in FY07, while sales tonnage rose by 1.7%.

Value Added Products (VAP)

The VAP (i.e., flat rolled products, extrusions and foils) volumes in tonnage terms went up by 22 Kt from last year while revenue share stood at Rs. 37,027 million (58%) vis-à-vis Rs. 27,649 million (56%) during the preceeding fiscal. Value Added Products showed a robust growth of 34%. It remains a key focus area for your Company to enhance profitability, de-risk product portfolio as well as grow the market for aluminium products in the country. The markup in the downstream business has shown a continuous improvement.

Flat Rolled Products

Flat Rolled Products (FRP) output rose to 211,088 MT from the year-ago output of 190,581 MT mainly on the back of the newly acquired Mouda facility. Sales tonnage went up by 10.4% over that of last year.

Extrusions

Extruded products registered an impressive 18.4% production growth from 32,328 MT in 2005-06 to 38,282 MT, driven by the new press operational at Renukoot during the year. Sales tonnage surged by 6,299 MT from last year.

Foils

Steps to optimize the foils business product mix and move away from lower end products have been initiated. Production of foils was marginally lower than that of last year at 25.7 Kt, Sales tonnage was low due to the absence of any cable wrap order. There is a capacity overhang to the tune of 34% in the domestic market. In addition, low-priced imports from China/Korea has further affected price realisation.

Wheels

Alloy Wheels production saw a marginal 1.3% growth in production at 196,621 wheels compared to the last year mainly due to capacity bottlenecks. However the Indian wheels market is poised to enter a high growth trajectory.

Pricing, Cost & Profitability

Aluminium prices on the London Metal Exchange went up by a steep 31% from US$2028 in FY06 to US$2,663 in FY07.



Aluminium Railway Coach Windows

The Aluminium business faced significant cost pressures from high prices of key raw materials such as Fuel oil, Coal, Coal tar pitch, CP Coke, Caustic soda and Bauxite. Increase in freight charges and price of third party bauxite pushed up bauxite cost. Non-linkage coal cost firmed up due to the Govt. policy change from e-auction to e-bidding. The impact of these factors was limited through cost reduction measures. Among these are:

- Enhancing Hirakud captive power capacity from 167.5 MW to 267.5 MW to substitute power from the state grid. An addtional 100 MW power will be added by Dec'07. Coal is sourced from captive coal mines at Talabira.
- Conversion of Soderberg technology into Prebaked at Hirakud smelter for improving efficiency and reduce cost by adoption of better technology.
- High utilization levels through de-bottlenecking and process optimization based on in-house technical knowledge.

Net Sales and Turnover increased by 22% to Rs. 73,444 million and Earnings before Interest & Taxes (EBIT) rose 38% to Rs. 29,292 million. Business profitability improved substantially as reflected in EBIT margins at 39.9% as compared to 35.2% a year ago.

ALUMINIUM OUTLOOK

Global Industry Outlook

Global Aluminium consumption is estimated to have grown by 7.2% during CY06. The key contributor to this growth has been the Asian region powered mainly by China which is estimated to have grown by 20.6%. Going forward the demand is expected to be strong especially from China and India.

Rapidly increasing Semi-fabrication capacity in China is adding to the primary metal demand. The Semi-fabrication production in China has grown by 25.5% in CY06. The Chinese consumption growth is feulled by higher investment in infrastructure as well as growth in the Automobile Industries. The Chinese Aluminium consumption is anticipated to grow by a phenomenal 20.8% during CY07. The rest of Asia is also expected to witness a good demand during 2007.

Domestic Industry Outlook

The domestic Aluminium Industry has grown by only 7% during FY07 against the corresponding growth of over 20% during FY06. The subdued growth during the year was mainly on account of lower demand from the electrical sector. Against the 23% growth in Aluminium consumption in this sector during FY06, the consumption growth was only around 7% during FY07.



La Opala Hydrate Application

Aluminium consumption in Transportation and Construction sectors continues to be strong with a growth of around 16% and 15% respectively during FY07. The Automobile sector witnessed robust growth with passenger car sales increasing by 25% during the year. The motor cycle market also saw a sharp growth of 14%.

Aluminium consumption will get a further boost during the coming years with the focus of the government on Infrastructure development and also due to increasing purchasing power of the pepole.

Prices

Aluminium prices have risen significantly over the past year with average LME prices going up from $2028/MT in FY06 to $2,663 MT in FY07. However, prices are likely to soften in the backdrop of slowing global growth. Tighter liquidity conditions will also mute the impact of speculators on metal prices. Alumina prices have corrected downwards because of the surge in the Chinese output of alumina. Rupee exchange rate against US$ will have an impact on the domestic metal price.

Business Outlook for Hindalco

Your Company has been continuously improving its performance despite inflationary pressures. It is leveraging its fundamental strengths to deliver shareholder value. LME will drive the performance of aluminium business whereas it is a pass through for copper business. Your company will strive to continuously improve its performance despite strong inflationary pressures. Going forward the biggest challenge would be to maintain this level of performance once the aluminium price at the LME starts moving down.

Your Company has adopted a consistent strategy to attain global size and scale by the acquisition of Novelis which also complements its ongoing brownfield and greenfield expansion plans.

Brownfield Expansions

Your Company's brownfield expansion projects are on track.

- The expansion of Muri Alumina Refinery from 110,000 tpa to 450,000 tpa is nearing completion and Production is expected to start by QII of FY08.
- The Hirakud Smelter and Power expansions from 65,000 tpa to 143,000 tpa and 67.5 MW to 367.5 MW respectively, are on course. Smelter expansion upto 100 Kt was completed on time and Phase II of expansion is on schedule. The second 100 MW plant (Unit#3) has been completed as planned and next 100 MW plant is scheduled for completion by December 2007.
- Plans to extend the Alumina refining capacity at Belgaum from 350,000 tpa to 650,000 tpa are on hold awaiting government approvals relating to bauxite mines.



Aluminium Motor Body & Pipes

Greenfield Projects

Greenfield projects have also made significant progress.

- Utkal Alumina, 1.5 million tpa alumina refining project is progressing well. 93% of total land required for accommodating the Plant and Facilities is in your Company's possession. The acquisition of the balance land belonging to Government is under process. The Boundary wall and Fencing is done for most of the area. The First phase of rehabilitation and resettlement of displaced persons has been completed. The Secretariate of Industrial Assistance approval was received on 14th March, 2007. The Commissioning of the plant is expected in 36 months from the Secretariate of Industrial Assistance approval date, i.e. March, 2010.
- Your Company's integrated aluminium project, Aditya Aluminium, encompassing 1.5 million tpa alumina refinery, 325,000 tpa aluminium smelter and 750 MW captive power plant is on course. A total of 1,189.6 acres of land has been registered in the name of Aditya Aluminium and acquisition of the balance land is in progress. R&R plans for both the Smelter and Capive Power Plant sites have been submitted for approval. Your Company (15%) along with Mahanadi Coalfields Ltd.(70%) and Neyvelli Lignite Corporation Ltd.(15%) coal blocks have been allotted to the – Talabira II & III for jointly developing and mining coal for captive consumption. This is a significant development from the perspective of securing key inputs. Work on railway siding and energised grid connectivity is progressing. Its commissioning expected by September, 2011.
- Your Company had applied for a coal block at Latehar under the MoU signed earlier with the Government of Jharkhand. The project envisages a 325 KTPA smelter and a 750 MW captive power plant .The allotment of Tubed coal mine has reached the final stage. Application for Environmental clearance, power connectivity, water drawal and Land acquisition is underway.
- Your Company has been allotted Mahan coal block in the Sidhi district of Madhya Pradesh along with the Essar Group. This will be developed and mined through a joint venture – Mahan Coal Company Ltd. Your Company is planning to set up a 325,000 tpa smelter and a 750MW captive power plant in the state. MP Govt. has sanctioned 1,213 Hectare of land. Production of coal likely to start from April 2009 and commissioning by November, 2012.

The respective state Governments have recommended both Aditya and Mahan Smelter projects for an SEZ status.

Hindalco-Almex JV for aerospace project has been granted SEZ status and is progressing as slated.

A suitable financing plan for the projects is already in place. These projects will significantly enhance the scale of your Company's operations. It will add to its competitive strength by virtue of being one of the lowest-cost


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producers of alumina and aluminium world-wide in a regime where cost curves are shifting upwards.

Copper Business

The Copper business saw a turnaround in FY07. Sales more than doubled over the last year. Segment EBIT improved to Rs. 5,171 million compared to only Rs. 193 million in FY06. The higher profit was mainly due to higher sales volume, improved efficiencies, higher LME and better TcRc despite Smelter II impairment and input cost escalations.

Production

Copper Cathode production increased by 38% to 290,529 MT in FY07. The details of production are as follows:

Production	Unit	FY07	FY06	% Change
Copper Cathodes	MT	290,529	210,228	38.20%
CC Rods	MT	109,029	88,687	22.94%
DAP/NPK	MT	219,333	218,199	0.52%
Sulphuric Acid	MT	892,597	639,414	39.60%
Gold	Kg	10,334	6,710	54.01%
Silver	Kg	48,462	35,076	38.16%

Profitability

The sharp rise in LME copper prices from $4,099/MT in FY06 to $6862/MT in FY07 coupled with higher sales volumes have led to higher revenues. However, since copper prices are in the nature of a pass through for a custom smelter like ours, the runaway increase in LME copper prices did not have any significant impact on profitability.

In FY 07, domestic market share increased to 46% from 43% in FY06 on the back of higher sales volume. Copper cathode sales was up by 54 KT (43%) in FY07.

Your Company benefited from the better TcRc of 34.01 C/Lb in FY07 from 22.03 C/Lb in FY06.

Copper Industry Outlook

Smelter production recorded a strong growth in CY2006, despite the tight concentrates market and low Tc/



Everlast Special Alloy Aluminium Roofing Structurals.

Rcs. Expansions to underlying capacity continued to lift output, and high concentrate stocks enabled smelters to cover the shortfall in new mine production. An output surge in CY2008 is expected as new capacity goes on stream. This will be a peak year for production growth. Despite a strong growth in capacity, with mine output continuing to fall short of smelter requirement, actual output will be constrained by concentrate availability.

Refined output increased by an estimated 6.4% last year due to the underlying growth in capacity, particularly in China. Strong growth is forecast for CY2008 as more capacity comes in.

Financial Review & Analysis

Highlights

(Rs. in Million)

Particulars	FY2007	FY 2006
Net Sales & Operating Revenues	183,130	113,965
Total Expenditure	142,980	87,914
Operating Profit	**40,150**	**26,051**
Other Income	3,701	2,439
Interest and Finance charges	2,424	2,252
Depreciation and Impairment	6,381	5,211
Profit Before Tax & Extraordinary Items	**35,046**	**21,027**
Extraordinary Items	—	30
Profit Before Tax	**35,046**	**21,057**
Provision for Current Tax	9,841	3,241
Provision for Deferred Tax	(551)	1,160
Provision for Fringe Benefits Tax	113	101
Profit After Tax	**25,643**	**16,555**
Operating Margins	22%	23%



Aluminium Lamp Caps

Net Sales & Operating Revenues

Net Sales and Operating Revenues for the year 2006-07 increased by 60.7% YoY on the back of higher Aluminium volume, increased VAP tonnage and buoyant prices for both the metals on LME.

Operating Revenues include Rs. 1,749 million as sales tax incentive, allowed by Govt. of Gujarat.

Other Income

Other Income at Rs. 3,701 Million was higher by 51.7% over the last year largely due to higher non-recurring interest income on income tax refund during the current year, higher pre-tax treasury returns and interim dividends from Group companies.

Interest

Your Company's working capital requirement increased significantly on account of higher copper prices driven by higher LME. Rising interest rates resulted in higher average cost of borrowings which rose from 6.10 % last year to 7.24 % this year.

Depreciation

Depreciation charges increased owing mainly to capitalisation of Hirakud power plant (unit#3) and other ongoing brownfield expansions. Impairment of Cu II smelter also impacted current year depreciation.

Taxes

Effective tax rate went up from 21.4% to 26.8 % on account of increase in Pre-tax profits by 66% over last year and also proportion of income exempt from tax was lower in current year.

Profit

Net Profit increased 55% to Rs. 25,643 million and Cash Profit from Rs. 21,767 million to Rs. 32,024 million.



Hard Alloys for Hollow and Solid Profiles - Applications used for defence

CASH FLOW ANALYSIS

(Rs. in Million)

Particulars	FY06	FY07	FY07
SOURCE OF CASH			
Cash from operations	7,101	33,366	49%
Non-operating income	1,523	4,054	6%
Net debt Inflows	10,869	24,651	37%
Equity Raised	5,191	5,529	8%
Total	**24,684**	**67,600**	100%
APPLICATION OF CASH			
Net capital expenditure	12,276	13,472	19%
Investment in subsidiaries	1,634	872	1%
Other Treasury investments (Net)	1,174	46,073	65%
Interest & Finance Charges	2,362	5,795	8%
Dividend payout	2,116	4,495	7%
Total	**19,562**	**70,707**	100%
Increase / (Decrease) in Cash and Cash Equivalents	5,122	(3,107)	

Sources of Cash

Cash from operations

Strong margins backed by higher realisations for Aluminium along with enhanced share of VAP added to operating profitability significantly, resulting in the cash profit rising by 47.1% as compared to the last year. This coupled with control over working capital requirement resulted in significantly higher cash flow from operations compared to last year.



Aluminium Expanded Grills

Non-operating income

Cash from non-operating income increased to Rs. 4,054 million as compared to Rs. 1,523 million a year earlier. The increase is on account of higher Other Income and income earned on unutilized loan funds which got capitalized.

Net debt inflows

In the financial year under consideration, your company drew down Rs. 38,900 million from the ten year loan facility contracted in earlier years. The debt inflows for the year, net of repayments, were Rs. 24,651 million.

Equity

Against last year's rights issue, your Company made call of 25% and received 5,528.68 million (net of expenses).

Application of Cash

Capital Expenditure

Your Company spent Rs. 13,472 million on various expansion and efficiency improvement projects. Going forward, this amount is slated to rise considerably as per planned investments in Brownfield and Greenfield projects.

Investment in Subsidiaries

Aggregate investments, including Loans & Advances to Subsidiaries, amounted to Rs. 872 million. Your company infused Rs. 21 million by way equity into Hindalco-Almex Aerospace Ltd. Major loans advanced during the year includes Rs. 1,296 million to Utkal Alumina International Ltd. and refund of Rs. 399 million by Aditya Birla Minerals Limited.

Interest

Interest & Finance charges paid for the year increased to Rs.5,795 million. This is on account of additional interest on amounts drawn against ten year loan facility. However, interest charged to profit and loss account is only Rs.2,424 million mainly on account of interest capitalized.

Dividend

Dividend paid is higher at Rs. 4,495 million mainly on account of payment of interim dividend.



Aluminium Alloy Wheels

Consolidated Financials

The consolidated financial result of Hindalco along with that of its subsidiaries and joint ventures is impressive. It reflects the robust performance of the company as shown below:

(Rs. in Million)	*Stand Alone*	*Consolidated*
Net Sales & Operating Revenues	183,130	193,161
Operating Profit	40,150	44,305
Profit before Taxes & Extraordinary Items	35,046	36,616
Net Profit	25,643	26,865
EPS in Rs.	25.52	26.73
Net Worth	124,149	129,180

FINANCING ARRANGEMENTS FOR NOVELIS ACQUISITION

As a part of the bidding process under Canadian Law, for undertaking an arrangement transaction for the acquisition of a company, the bidder has to perforce submit to the company's Board of Directors, firm commitments from international financial institutions of repute, to show that the finances necessary for paying off the shareholders as well as the existing secured lenders was available with the party bidding.

In view of this, it was extremely critical to arrange for financing of around USD 3.1 billion with recourse to your Company and secured by Hindalco's corporate guarantee for paying off the shareholders of Novelis as well as non – recourse financing of USD 2.4 billion to be used to repay their existing lenders.

This process involved intense negotiations with several international bulge bracket banks to secure the most optimum pricing at which to arrange for the financing at both ends. This was the first time that your Company was involved in such a large scale international funding exercise in such a short span of time, one which was run out of several time zones, notably Hong Kong and Singapore in Asia, as well as the USA and in some cases, Europe. Ultimately, three banks viz. ABN Amro Bank, Bank of America and UBS back-stopped the funding requirement at the recourse leg for USD 3.1 billion while UBS and ABN Amro Bank provided back-stop facilities of USD 2.4 billion that was to be used to pay off the existing lenders.



Light Weight, Higher Comfort Consumer Durable

These commitments were presented to the Novelis Board and your Company was adjudged the successful bidder amongst the bids received by Novelis. Once the shareholders approved the bid and the courts in Canada as well as regulatory authorities in several countries approved the acquisition, the funds required to pay off the shareholders was drawn down on 11 May, 2007, in two SPVs of your Company, A V Minerals (Netherlands) BV and A V Metals Inc. The process of refinancing the existing Novelis debt has now been taken up by the two banks that had back-stopped the non-recourse facility.

RISK MANAGEMENT

In addition to the risks inherent in its operations, your company has got significant exposure to commodity prices. Hindalco's financial performance is significantly impacted by fluctuations in the prices of Aluminium, Alumina, Copper, Gold and Silver, exchange rates and interest rates. The company takes a very structured approach to the identification and quantification of each such risk.

Clearly defined policies and management controls govern all risk management activities. Transactions in financial instruments for which there is no underlying exposure to the company are prohibited. All of the commodity, interest rate and foreign currency contracts are used to mitigate uncertainty and volatility and to cover underlying exposures.

Commodity Price Risk Management

Company's commodity hedging activities can be divided into following:

- Timing mismatch risk: This is the price risk arising due to timing mismatch of purchases of copper concentrate, which is priced based on copper, gold and silver content and sale of copper products, gold and silver. We use various spread risk management tools to hedge this risk.
- Absolute price risk: We have price risk on metals that we produce. We use various derivative tools for hedging this risk from time to time.

The prevailing regulations do not permit hedging price-risk of domestic sales of Aluminium. Your company has applied to the RBI for approval in this behalf and is expecting a positive response from the regulator.

Foreign Currency Exchange Risk

Exchange rate movements, particularly between the Indian Rupee (INR) and United States Dollars (USD) have an impact on Hindalco's cost and revenues. Since the company is long in USD (inflow greater than



Extrusions: Knitting Needles to Aerospace, across all application segments

outflow), the company will benefit from weakening of the INR against USD and conversely, is disadvantaged if the rupee appreciates. In order to hedge this risk, your Company uses various tools such as foreign currency borrowings, currency forward and option contracts.

Interest Rate

Your company uses interest rate swaps to help maintain a strategic balance between fixed and floating-rate debts and to manage overall financing costs. Most of the long term loans are at fixed rate currently.

CONCLUSION

Your company has recorded a stellar performance driven mainly by better realisation due to continued high LME as well as cost optimisation initiatives through brownfield expansions . Your Company has also benefited from special focus on value added products. However, the challenges for the coming year will be continued cost push rupee appreciation and for Copper business, poor concentrate availability and falling TcRc are serious concerns.

Going forward, your Company will continue to deliver impressive results from both of its businesses. The higher volumes from the brownfield expansions and acquisition of Novelis will catapult your Company into the global league attaining global size and scale. It will transform your Company from a low-cost Indian aluminium producer to a leading global integrated aluminium company.

CAUTIONARY STATEMENT

Statements in this "Management's Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

REPORT ON CORPORATE GOVERNANCE

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices stems from an inherent desire to improve and innovate and reflects the culture of trusteeship that is deeply ingrained in our value system and forms part of the strategic thought process. Our governance philosophy rests on five basic tenets viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, ***Hindalco Industries Limited,*** a flagship of the Aditya Birla Group, continuously strives for excellence through adoption of best governance and disclosure practices. Your company is fully compliant with all its provisions. The details of compliance are as follows:

Compliance with the SEBI Code of Corporate Governance

I. BOARD OF DIRECTORS

The Board should have an optimum combination of Executive and Non-executive Directors and at least 50% of the Board should comprise of Non-executive Directors. Further, at least one-third of the Board should comprise of Independent Directors if the Chairman is non-executive and at least half of the Board should be independent in case of an executive Chairman. Also a Director shall not be a member in more than ten committees or act as Chairman of more than five committees across all companies in which he is a director.

Your Company's Board comprises of 9 Non-executive Directors with considerable experience in their respective fields. Of these, 6 Directors are independent Directors. The Chairman of the Board is a non-executive director. The details of the directors with regards to their outside directorships, committee positions are as follows:

Director	Executive/Non- Executive Independent[1]	No of Outside Directorships Held [3]		Outside Committee Positions Held[4]	
		Public	*Private*	*Member*	*Chairman*
Mr. Kumar Mangalam Birla	Non Executive	11	11	-	-
Mrs. Rajashree Birla	Non Executive	6	12	-	-
Mr. A. K. Agarwala	Non Executive[2]	7	-	1	-
Mr. E. B. Desai	Independent	7	2	3	4
Mr. S. S. Kothari	Independent	-	1	-	-
Mr. C. M. Maniar	Independent	13	6	4	1
Mr. M. M. Bhagat	Independent	4	-	2	-
Mr. K. N. Bhandari	Independent	5	-	1	1
Mr. N. J. Jhaveri	Independent	12	3	5	3
Mr. D. Bhattacharya	Executive	6	-	1	-

1. *Independent Director means a director defined as such under Clause 49 of the Listing Agreement.*
2. *Mr. A. K. Agarwala was an executive Director till 10th September 2003 and now employee of another company of the Aditya Birla Group.*
3. *Excluding Directorship in private Companies, foreign companies and companies under Section 25 of the Companies Act, 1956.*
4. *Only two Committees viz. the Audit Committee and the Shareholders' / Investor Grievance Committees are considered.*

Non Executive Directors' compensation and disclosure

All fees/compensation, paid to non-executive directors, including independent directors, shall be fixed by the Board of Directors and shall require shareholders' approval. The shareholders' resolution shall specify the limits for the maximum number of stock options that can be granted to non-executive directors, including independent directors.

All fees/compensation paid to the non executive directors are fixed by Board of Directors and have shareholder's approval. Details of sitting fee/compensation paid to them are given at the respective place in the report. No stock option is given to non-executive directors.

Other provisions of the Board

The Board shall meet at least four times a year, with a maximum time gap of four months between any two meetings. The minimum information to be made available to the Board as prescribed in Clause 49 of the Listing agreement.

The Hindalco's Board of Directors play the primary role in ensuring good governance and functioning of the company. The Board's role, functions, responsibility and accountability are clearly defined. All relevant information (as mandated by the regulations) is placed before the board. The Board reviews compliance reports of all laws applicable to the company, as well as steps taken by the company to rectify instances of non-compliances. The Members of the Board have complete freedom to express their opinion and decisions are taken after detailed discussion. The details of Board meetings held during FY 2006-2007 are as outlined below:

Date of Board Meeting	City	No. of Directors Present
29th April, 2006	Mumbai	10 out of 10
28th July, 2006	Mumbai	8 out of 10
18th October, 2006	Mumbai	8 out of 10
7th December, 2006	Mumbai	9 out of 10
25th January, 2007	Mumbai	10 out of 10
10th February, 2007*	Mumbai	5 out of 10
2nd March, 2007	Mumbai	9 out of 10
12th March, 2007	Mumbai	10 out of 10

**This meeting is adjourned and reconvened on 11th February, 2007.*

Code of Conduct

The Board shall lay down a code of conduct for all the Board members and senior management of the Company. All the Board members and senior management personnel shall affirm compliance with the code on an annual basis. The Annual Report of the company shall contain a declaration to this effect signed by the CEO.

The Board of Directors play an important role in ensuring good governance and have laid down the Code of Conduct applicable to all Board members and senior executives of the company.

All Board members and senior executives have confirmed compliance of the code of conduct.

Hindalco's Code of conduct

The Company's Code of Conduct is posted on the Company's website.

Board Members and Senior Managers shall affirm compliance with this Code on an annual basis as at the end of each financial year of the Company within 7 days of the close of every financial year.

Acknowledgement of receipt of the code

Each Board Members and Senior Managers shall acknowledge receipt of the Code or any modification(s) thereto, in the acknowledgement form and forward the same to the Compliance Officer.

Any breach of the aforesaid Code shall be brought to the notice of the Compliance Officer or any member of the Board or Senior Management and shall be reported to the Board of Directors of the Company for necessary action.

The CEO of the Company has given the certificate as below as per the requirement of Clause 49 of the Listing Agreement.

I hereby confirm that:

The Company has obtained from all the members of the Board and Senior Management, affirmation that they have complied with the code of conduct in respect of Financial Year 2006-07.

D. Bhattacharya, Managing Director

II. AUDIT COMMITTEE

A qualified and independent audit committee shall be set up and should meet at least four times in a year and not more than four months shall elapse between two meetings. The audit committee shall have minimum three directors as members, with two-thirds of its members being independent directors. All members of audit committee shall be financially literate and at least one member shall have accounting or related financial management expertise. The Chairman of the Audit Committee shall be an independent director and shall be present at Annual General Meeting to answer shareholder queries. The Company Secretary shall act as the secretary to the committee.

Your Company has an Audit Committee at the Board level which acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process. During the year, the Audit Committee met 6 times to deliberate on various matters and the details of the attendance by the Committee members are as follows:

Name of Director	No. of Meetings	
	Held	Attended
Mr. C. M. Maniar	6	6
Mr. E. B. Desai	6	5
Mr. M .M. Bhagat	6	6
Mr. N.J. Jhaveri	6	5

1. *The Chairman of the Audit Committee Mr. M. M. Bhagat was present at the Annual General Meeting of Company held on 28th July, 2006.*
2. *Mr. D. Bhattacharya, Managing Director and Mr. S. Talukdar – President & CFO are permanent invitees of the Audit Committee and the Statutory, Internal as well as the Cost Auditors of the Company are also invited to the Audit Committee Meetings.*
3. *Mr. Anil Malik, Company Secretary, acted as Secretary to the Committee.*

The Audit Committee is endowed with the following powers:

1. *To investigate any activity within its terms of reference.*
2. *To seek information from any employee.*
3. *To obtain outside legal or other professional advice.*
4. *To secure attendance of outsiders with relevant expertise, if it considers necessary.*

The role of the audit committee includes the following:

1. *Oversight of the company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.*
2. *Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.*
3. *Approval of payment to statutory auditors for any other services rendered by the statutory auditors.*
4. *Reviewing, with the management, the annual financial statements before submission to the board for approval, with particular reference to:*
   a. *Matters required to be included in the Director's Responsibility Statement to be included in the Board's report in terms of clause (2AA) of section 217 of the Companies Act, 1956.*
   b. *Changes, if any, in accounting policies and practices and reasons for the same.*
   c. *Major accounting entries involving estimates based on the exercise of judgment by management.*
   d. *Significant adjustments made in the financial statements arising out of audit findings.*
   e. *Compliance with listing and other legal requirements relating to financial statements.*
   f. *Disclosure of any related party transactions.*
   g. *Qualifications in the draft audit report.*
5. *Reviewing, with the management, the quarterly financial statements before submission to the board for approval.*
6. *Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.*
7. *Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.*
8. *Discussion with internal auditors any significant findings and follow up there on.*
9. *Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.*
10. *Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.*
11. *To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditor, if any.*
12. *To review the functioning of the Whistle Blower mechanism, in case the same is existing.*
13. *Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.*

The Audit Committee reviews the following information:

1. *Management discussion and analysis of financial condition and results of operations;*
2. *Statement of significant related party transactions (as defined by the audit committee), submitted by management;*
3. *Management letters / letters of internal control weaknesses issued by the statutory auditors;*
4. *Internal audit reports relating to internal control weaknesses; and*
5. *The appointment, removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee.*

III SUBSIDIARY COMPANIES

At least one independent director on the Board of Directors of the holding company shall be a director on the Board of Directors of a material non-listed Indian subsidiary company. The Audit Committee of the listed holding company shall also review the financial statements, in particular, the investments made by the unlisted subsidiary company. The minutes of the Board meetings of the unlisted subsidiary company shall be placed at the Board meeting of the listed holding company. The management should periodically bring to the attention of the Board of Directors of the listed holding company, a statement of all significant transactions and arrangements entered into by the unlisted subsidiary company.

Your Company does not have any material non-listed Indian Subsidiary Company. The Audit Committee review the financial statement and investment made by unlisted subsidiary companies. The minutes of the Board meeting as well as statements of all significant transactions of the unlisted subsidiary companies are placed before the Board of Directors for their review.

IV DISCLOSURES

(A) Basis of related party transaction:

A statement in summary form of transactions with related parties in the ordinary course of business, details of material individual transactions with related parties that are not in the normal course of business and details of material individual transactions with related parties or others which are not on an arm's length basis is required to be placed before the audit committee.

Your company places all the aforesaid details before the Audit Committee. Particulars of related party transactions are listed out in the Annual Report.

(B) Disclosure of Accounting treatment

Your Company has followed all relevant Accounting Standards while preparing the Financial Statements.

(C) Risk Management

The company shall lay down procedures to inform Board members about the risk assessment and minimization procedures. These procedures shall be periodically reviewed to ensure that executive management controls risk through means of a properly defined framework.

Your Company has comprehensive risk management policy and the same is periodically reviewed by the Board of Directors. The Risk management issues are discussed in the Management Discussion and Analysis.

The Risk Management interalia provides for review of the risk assessment and minimization procedure, laying down procedure to inform the Board in the matter and for periodical review of the procedure to ensure that executive management controls the risk through properly defined framework.

(D) Proceeds from public issues, right issues, preferential issues etc:

If any capital is raised through an issue, the company needs to disclose to the Audit Committee, the uses/ applications of funds on a quarterly basis. Further, on an annual basis, the company shall prepare a statement of funds utilized for purposes other than those stated in the offer document/prospectus/notice and place it before the audit committee. This statement shall be certified by the statutory auditors of the company.

Your Company does place detailed statement duly certified by the statutory auditors before the Audit Committee.

(E) Remuneration of Directors & Others

The company needs to disclose all pecuniary relationship or transactions of the non-executive directors vis-à-vis the company.

No significant material transactions have been made with the non-executive directors vis-à-vis the company.

The company needs to make disclosures on the remuneration of directors.

The details of all fees paid to non-executive directors as well as attendance at Board Meeting/AGM are as follows:

Name of Director	Sitting* Fees Paid	Commission payable	Total Payments Paid / Payable in 2006-07	No. of Board Meetings		Attended Last AGM@
	(In Rs.)	(Rs in Mn.)	(Rs in Mn.)	Held	Attended	
Mr. Kumar Mangalam Birla	45,000	87.78	87.83	8	8	Yes
Mrs. Rajashree Birla	35,000	4.02	4.06	8	7	No
Mr. E. B. Desai	1,00,000	1.68	1.78	8	8	Yes
Mr. S. S. Kothari	20,000	0.30	0.32	8	4	No
Mr. C. M. Maniar	1,00,000	1.74	1.84	8	7	Yes
Mr. M. M. Bhagat	65,000	1.68	1.74	8	7	Yes
Mr. K. N. Bhandari	35,000	0.64	0.67	8	7	Yes
Mr. A. K. Agarwala	50,000	0.73	0.78	8	7	Yes
Mr. N.J. Jhaveri	55,000	1.43	1.49	8	6	Yes

@ *Annual General Meeting Held on 28th July, 2006 at Birla Matushri Sabhagar, Mumbai.*

* *Sitting fees paid at the rate of Rs. 5,000 per meeting of the Board and Board Committees.*

Notes:

1. *No Director is related to any other Director on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are son & mother respectively.*
2. *Your Company has a policy of not advancing any loans to its Directors except to Executive Directors in the course of normal employment.*
3. *The Company had obtained shareholders' approval for payment of commission to its Non-Executive Directors, not exceeding 1% profit of the Company.*

Executive Director

Executive Director	*Relationship with other Directors*	*Business relationship with the Company, if any*	*All elements of remuneration package i.e, salary, benefits, bonuses, pension, performance linked pay etc.*	*Fixed component & performance linked incentives, alongwith performance criteria*	*Service contracts, notice period, severance fee*	*Stock option details, if any*
Mr. D. Bhattacharya	—	Managing Director	Rs. 4,93,99,890.00	See note (a)	See note (b)	See note (c)

a) *Mr. D. Bhattacharya was paid a sum of Rs.1,18,45,000 towards performance pay linked to achievement of targets.*

b) *The appointment is subject to termination by three months notice in writing on either side. The appointment is for a period of 5 years w.e.f. 2nd October 2003. No severance fees is payable to the Managing Director.*

c) *The Company has not granted any stock option to the Managing Director as on 31st March, 2007.*

The company shall publish its criteria of making payments to non-executive directors in its annual report. Alternatively, this may be put up on the company's website and reference drawn thereto in the annual report.

In the AGM for the year 2005-06 the shareholders had approved payment of Commission not exceeding 1% of the profits of the Company to the non-executive Directors. Each year the Board fixes the amount to be paid as Commission. In FY 2006-07 the Board has approved the payment of Rs. 100 million (Previous year Rs. 35 million) as commission to the non-executive Directors. The Board assigns different weightages to the Members / Board and Committee Meetings and the commission is paid proportionate to the attendance by the Board members.

The company shall disclose the number of shares and convertible instruments held by non-executive directors in the annual report.

All directors have disclosed their shareholding in the company. None of the Directors are holding any debentures of the Company.

Details of shareholding of Directors is as follows:

Name of the Directors	SHARES (Re.1 paid up)	SHARES (Re. 0.50 paid up)
Mr. Kumar Mangalam Birla	362,400	103,740
Mrs. Rajashree Birla	241,140	69,030
Mr. A.K. Agarwala	64,160	22,045
Mr. E.B. Desai	172,720	49,443
Mr. M.M. Bhagat	2,700	772
Mr. D. Bhattacharya	2,500	715
Mr. C.M. Maniar	30,760	8,805
Mr. N.J. Jhaveri	2,500	0
Mr. S.S. Kothari	37,080	10,099
Mr. K.N. Bhandari	2500	0

F) Management:

i. As part of the directors' report or as an addition thereto, a Management Discussion and Analysis report should form part of the Annual Report to the shareholders.

The Management Discussion and Analysis form part of the annual report and is in accordance with the requirements laid out in Clause 49 of the Listing Agreement. The same is published with this Annual Report.

ii. Senior management shall make disclosures to the board relating to all material financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the company at large (for e.g. dealing in company shares, commercial dealings with bodies, which have shareholding of management and their relatives etc.)

No material transaction has been entered into by the Company with the Promoters, Directors or the Senior Management, their subsidiaries or relatives etc., that may have a potential conflict with interests of the Company. The declaration in this effect has been submitted by all senior management employees.

(G) Shareholders

i. In case of the appointment of a new director or re-appointment of a director the shareholders must be provided with the details of Directors

The Company has provided with all the details of the Directors seeking reappointment in the AGM Notice attached with this Annual Report.

ii. Quarterly results and presentations made by the company to analysts shall be put on company's web-site, or shall be sent in such a form so as to enable the stock exchange on which the company is listed to put it on its own web-site.

The Company makes presentation to Institutional investors and equity analysts on half yearly basis and also circulates presentations on the performance on a quarterly basis. Copies of the Press Release and Quarterly Presentations are available on the website of the Company (www.hindalco.com) and the Group (www.adityabirla.com).

iii. SHAREHOLDER'S GRIEVANCES COMMITTEE

A Shareholders' Grievances Committee under the chairmanship of a non-executive director shall be formed to specifically look into the redressal of shareholder and investors complaints like transfer of shares, non-receipt of balance sheet, non-receipt of declared dividends etc. To expedite the process of share transfers, the Board of the company shall delegate the power of share transfer to an officer or a committee or to the registrar and share transfer agents. The delegated authority shall attend to share transfer formalities at least once in a fortnight.

The Company has an "Investor Grievance Committee" at the Board level to look into various issues relating to shareholders including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation / rematerialisation of shares and debentures as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

The composition of the Committee is as follows:

Mr E B Desai - Chairman

Mr C M Maniar - Member

During the year under review, the Committee met 1 time to deliberate on various matters referred above. Details of attendance by Directors for the Committee meetings are as follows:

Name of Director	***No. of Meetings***	
	Held	***Attended***
Mr. E.B. Desai	*1*	*1*
Mr. C.M. Maniar	*1*	*1*

Mr. Anil Malik, Company Secretary, acts as Secretary to the Committee.

The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated to a committee of officers, who are authorised to transfer up to 10,000 shares under one transfer deed. Details of share transfers/ transmission approved by the committee are placed before the Board on a regular basis.

Name and Designation of Compliance Officer: Mr Anil Malik, Company Secretary

Details of complaints received, number of shares transferred during the year, time taken for effecting these transfers and the number of share transfers pending are furnished in the "Shareholder Information" section of this Annual Report.

V CEO/CFO CERTIFICATION:

The Managing Director and the CFO have certified to the Board that :

(a) They have reviewed the financial statements and the cash flow statement for the year and that to the best of their knowledge and belief :

(i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

(ii) these statements together present a true and fair view of the company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b) There are, to the best of their knowledge and belief, no transactions entered into by the company during the year which are fraudulent, illegal or violative of the company's code of conduct.

(c) They accept responsibility for establishing and maintaining internal controls and that they have evaluated the effectiveness of the internal control systems of the company pertaining to financial reporting and they have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

(d) They have indicated to the auditors and the Audit committee

(i) significant changes in internal control over financial reporting during the year;

(ii) significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

(iii) instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the company's internal control system over financial reporting.

VI REPORT OF CORPORATE GOVERNANCE

There should be a separate section on Corporate Governance in the Annual Report, with details on the level of compliance by the Company. Non-compliance of any mandatory recommendation with reasons thereof and the extent to which the non-mandatory recommendations have been adopted should be specifically highlighted.

A separate section on Corporate Governance forms part of the Annual Report. Certificate from the Statutory Auditors confirming compliance with all the conditions of Corporate Governance as stipulated in clause 49 of the listing agreement forms part of this report.

VII GENERAL BODY MEETINGS

Details of Annual General Meetings

Location and time, where last 3 Annual General Meetings held:

Year	*Location*	*Date*	*Time*
2005-06	*Birla Matushri Sabhagar*	*28th July, 2006*	*3.30p.m*
2004-05	*Birla Matushri Sabhagar*	*12th July,2005*	*3.30p.m*
2003-04	*Birla Matushri Sabhagar*	*31st July, 2004*	*3.30p.m*

Whether special resolutions passed in the previous 3 AGMs? Yes

Whether any special resolution passed last year through postal ballot? Yes

During the year two special resolutions were passed through postal ballot, details of which are as follows:

Resolution No. 1. Consent of the Members of the Company was sought through Postal Ballot by Special Resolution u/s 81(1A) of the Companies Act, 1956 and Securities and Exchange Board of India (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, for approval of the Employee Stock Option Scheme - 2006 and issue of equity shares under the Employee Stock Option Scheme to employees including Managing/ Whole time Director(s) of the Company.

Details of Voting Pattern :

Particulars	No. of valid Postal Ballot Forms received	No. of shares			% of Total Votes*
		Fully paid-up	Partly Paid-up 25%	Partly Paid-up 50%	
Net valid postal ballot forms (as per register)	11,321	264,999,859	63,162	68,102,730	-
Postal ballot forms with assent for the Resolution	10,267	258,076,805	60,789	67,587,502	97.60
Postal ballot forms with dissent for the Resolution	1,054	6,923,054	2,373	515,228	2.40

Resolution No.2 Consent of the Members of the Company was sought through Postal Ballot by Special Resolution u/s 81(1A) of the Companies Act, 1956 and Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, for issue of equity shares under the Employee Stock Option Scheme to employees including Managing/ Whole time Director(s) of subsidiary companies of the Company.

Details of Voting Pattern :

Particulars	No. of valid Postal Ballot Forms received	No. of shares			% of Total Votes*
		Fully paid-up	Partly Paid-up 25%	Partly Paid-up 50%	
Net valid postal ballot forms (as per register)	11,321	264,999,859	63,162	68,102,730	-
Postal ballot forms with assent for the Resolution	10,025	257,985,622	60,035	67,562,032	97.56
Postal ballot forms with dissent for the Resolution	1,296	7,014,237	3,127	540,698	2.44

* *The voting rights are proportionate to the paid-up value of the Equity Shares.*

Date of declaration of results of postal ballot: 23rd January, 2007

Person who conducted the postal ballot exercise:

Mr. Brijesh Mathur a Practicing Chartered Accountant, Mumbai, was appointed as the Scrutiniser for conducting the postal ballot process.

Procedure for postal ballot:

The postal ballot process was undertaken in accordance with the provision of Section 192A of the Companies Act, 1956 read with Companies (Passing of Resolution by Postal Ballot), Rules 2001.

VIII MEANS OF COMMUNICATION

Quarterly results:

Which newspapers normally published in

Newspaper	*Cities of Publication*
Business Standard (English)	*All editions*
Pune Nagari (Marathi)	*Mumbai Edition only*
DNA (English)	*Mumbai & Indore only*
Financial Express (English)	*All editions*
Navshakti (Marathi)	*Mumbai Edition only*
Free Press Journal	*Mumbai Edition only*

Any website, where displayed — www.hindalco.com, *www.adityabirla.com*

Whether the Company Website displays

All official news releases	*Yes*
Presentation made to Institutional Investors/Analysts	*Yes*
General Shareholder information	*Published with this annual report*

Status of compliance of Non mandatory requirement

1. The Non-Executive Chairman of the Company may be entitled to maintain an office at the Company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge the responsibilities effectively.

   The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are available to enable him discharge his responsibilities effectively.

2. The Board may set up a "Remuneration Committee" to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment.

   Your Company does not have a Remuneration Committee. The remuneration of the Managing Director is fixed by the Board of Directors.

3. The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders.

   "Performance Update" consisting of financial and operational performance is being sent to the shareholders since 2000-01 and this practice has continued this year as well.

4. Company may move towards a regime of unqualified financial statements.

   It is our endeavour to take unqualified auditor's report.

   Statutory Auditors have given an Unqualified Auditors Report for the year.

5. A company may train its Board members in the business model of the company as well as the risk profile of the business parameters of the company, their responsibilities as directors, and the best ways to discharge them.

   During the duration of the Audit and Board Meetings, the management and the executive Director gives extensive briefings to the Board members on the business model of the Company. The Company has also formed a Risk Management Board comprising of Directors and executives of the Company which meets periodically to assess and minimise risk exposures of the Company.

6. The company may establish a mechanism for employees to report to the management concerns about unethical behaviour, actual or suspected fraud or violation of the company's code of conduct or ethics policy. This mechanism could also provide for adequate safeguards against victimization of employees who avail of the mechanism and also provide for direct access to the Chairman of the Audit committee in exceptional cases. Once established, the existence of the mechanism may be appropriately communicated within the organization.

   All the Aditya Birla Group Companies have common "Corporate Principles & Code of Conduct", applicable to all the employees. Interalia, it provides for mechanisms to enforce and report violations of the principles and the code.

SHAREHOLDER INFORMATION

1. Annual General Meeting
   - Date and Time : 31st July, 2007 – 3:30 p.m.
   - Venue : Ravindra Natya Mandir
     P.L. Deshpande
     Maharashtra Kala Academy
     Prabhadevi
     Mumbai-400 025.

2. Financial Calendar
   - Financial reporting for the quarter ending June 30, 2007 : End July 2007
   - Financial reporting for the half year ending September 30, 2007 : End October 2007
   - Financial reporting for the quarter ending December 31, 2007 : End January 2008
   - Financial reporting for the year ending March 31, 2008 : End April 2008
   - Annual General Meeting for the year ended March 31, 2008 : End July 2008

3. Dates of Book Closure : 25th July, 2007 Wednesday to 31st July, 2007 Tuesday (both days inclusive)

4. Dividend Payment Date : Board of Directors of the Company at its meeting held on 12th March, 2007 had declared an interim dividend of Rs. 1.70 per share for the Financial Year 2006-2007 Company had fixed 20th March, 2007 as the record date for the purpose of payment of interim dividend and the same has been paid on 28th March, 2007.

   The Board of directors in its meeting held on 04th May, 2007 decided to treat the said interim dividend as the final dividend for the year ended 31st March, 2007.

5. Registered Office : Century Bhavan, 3rd Floor,
   Dr. Annie Besant Road,
   Worli, Mumbai - 400 030.
   Tel: (91-22) 6662 6666
   Fax: (91-22) 2422 7586 / 2436 2516
   E-Mail: amalik@adityabirla.com
   Website: www.adityabirla.com

6 (a) Listing Details:

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
1. Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street, Mumbai - 400 001 2. National Stock Exchange of India Limited "Exchange Plaza", Bandra Kurla Complex Bandra (East), Mumbai 400 051.	Societe de la Bourse de Luxembourg Societe Anonyme, RC B6222, B.P.165, L-2011, Luxembourg	National Stock India Limited "Exchange Plaza", Bandra Kurla Complex Bandra (East), Mumbai 400 051.

Note: Listing fees for the year 2007-08 have been paid to the respective Stock Exchanges in India. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2007.

6 (b) Overseas Depository for GDRs : J.P. Morgan Chase Bank
60 Wall Street, New York, NY 10260
Tel.: 1-302-552 0253
Fax: 1-302-552 0320

6 (c) Domestic Custodian of GDRs : Citibank N.A.
Custody Services, 77 Ramnord House,
Dr. Annie Besant Road, Worli,
Mumbai – 400 018
Tel.: 91-22- 24978066
Fax: 91-22-24970595

7. ISIN Fully paid up equity share: ISIN INE038A01020
Partly paid up equity share(Re 0.50 paidup): ISIN IN9038A01028
GDR fully paid up : ISIN US4330641022 CUSIP No. 433064300
GDR partly paid up share: ISIN US4330645080 CUSIP No. 433064508

Stock Code:

Stock Code	Scrip code	
	Fully paid up	Partly paid up
Bombay Stock Exchange	500440	890120
National Stock Exchange	HINDALC0	HINDALC0 E2

Stock Code	Reuters		Bloomberg	
	Fully paid up	Partly paid up	Fully paid up	Partly paid up
Bombay Stock Exchange	HALC.BO	HALC_r.BO	HNDL IN	HNDLPP IN
National Stock Exchange	HALC.NS	HALC_r.NS	NHNDL IN	NHNDLPP IN
Luxembourg Stock Exchange (GDRs)	HALCq.L	HALCg.LU	HDCD LI	HINDN LX

8. Stock Price Data *

	Bombay Stock Exchange				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low (In Rs.)	Close	Volume (In Nos.)	High	Low (In Rs.)	Close	Volume (In Nos.)	High	Low (In US$)	Close
Apr-06	226.00	181.65	224.40	1,974,002	226.00	181.90	224.45	6,967,389	4.78	4.02	4.68
May-06	251.40	165.05	177.90	2,864,914	251.30	164.90	177.60	9,024,396	5.35	3.75	3.78
Jun-06	184.80	139.00	174.95	2,473,983	184.00	138.65	175.50	6,687,586	3.90	3.13	3.80
Jul-06	184.75	151.00	161.15	1,227,484	184.70	151.00	160.65	3,691,307	3.90	3.26	3.53
Aug-06	178.40	155.50	172.50	1,646,073	178.00	155.05	172.15	4,526,330	3.73	3.36	3.65
Sep-06	187.00	165.00	171.35	1,451,992	187.00	164.00	171.45	3,906,378	4.01	3.40	3.67
Oct-06	192.40	168.10	189.40	1,239,778	192.40	168.10	188.75	3,622,271	4.15	3.67	4.15
Nov-06	192.75	168.50	173.35	1,258,503	192.70	168.05	173.15	3,569,202	4.21	3.68	3.90
Dec-06	184.90	163.10	174.10	1,102,804	185.10	162.10	174.20	2,906,078	4.06	3.50	4.03
Jan-07	182.75	163.20	176.00	892,327	182.90	163.00	176.15	3,387,476	4.10	3.63	3.93
Feb-07	185.95	135.00	139.65	2,167,360	186.40	133.00	139.15	5,843,862	4.15	3.17	3.25
Mar-07	143.90	125.25	130.30	917,802	151.00	120.00	130.30	2,774,337	3.20	2.25	3.00

9. Stock Performance *



Stock Performance (Indexed)
140
130
120
110
100
90
80
70
60
50
40
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Sensex
Hindalco

* Only fully paid up shares have been considered.

10. Stock Performance over the past few years:

Absolute Returns (in %)				Annualised Returns (in %)			
	1 Year	3 Years	5 Years		1 Year	3 Years	5 Years
Hindalco	**-28.6**	**13.8**	**79.9**	**Hindalco**	**-28.6**	**4.4**	**12.5**
BSE Sensex	15.9	133.8	276.8	BSE Sensex	15.9	32.7	30.4
NSE Nifty	12.3	115.7	238.3	NSE Nifty	12.3	29.2	27.6

11. Registrar and Transfer Agents : The Company has inhouse investors service department which is as follows:

Registered with SEBI as category II Share Transfer
Agent vide Registration no INR 000003910
Investors Service Department
Hindalco Industries Limited
Ahura Centre, 1st floor, B Wing,
Mahakali Caves Road
Andheri (East), Mumbai- 400 093.
Tel: (91-22) 6691 7000 /11/ 19
Fax: (91-22) 6691 7001
E-mail: amalik@adityabirla.com

12. Share Transfer System : Shares transfers in physical form are dispatched within 15 days of receipt, if documents are clear in all respects. Officers of the Company have been authorized to approve transfers upto 10,000 Shares in physical form under one transfer deed and one Director of the Company has been authorized to approve the transfers exceeding 10,000 shares under one transfer deed.

The total number of shares transferred in the physical form during the year was 42, 44,107 (previous year 9,54,925).

	2006-2007			2005-2006		
Transfer period (in days)	No. of Transfers	No. of Shares	%	No. of Transfers	No. of Shares	%
1-10	2,156	3,590,765	64.65	2,212	698,106	78.58
11-15	620	413,585	18.60	403	183,603	14.32
16-20	140	35,989	4.20	104	30,732	3.69
21-30	419	203,768	12.55	96	42,484	3.41
Total	3,335	4,244,107	100.00	2,815	954,925	100.00

13. Investor Services :

a) Complaints received during the year

Nature of complaints	2006-2007		2005-2006	
	Received	Cleared	Received	Cleared
Relating to Transfers, Transmissions Dividend, Interest, Redemption, Demat – Remat, Rights Issue and Change of Address etc.	162	162	81	82

b) Shares pending for transfer : Nil

14. Distribution of Shareholding of **fully paid up** shares as on 31st March, 2007:

	2007				2006			
No. of equity Shares held	No. of Share Holders	% of Share Holders	No. of Shares held	% Share holding	No. of Share Holders	% of Share Holders	No. of Shares held	% Share holding
1-1000	324,760	93.74	52,916,375	5.70	194,296	90.95	36,836,526	3.97
1001-2000	9,390	2.71	14,083,304	1.52	7,849	3.67	11,803,593	1.27
2001-5000	7,322	2.11	23,854,375	2.57	6,711	3.14	21,945,065	2.37
5001-10000	2,717	0.78	19,337,334	2.08	2,602	1.22	18,517,798	1.99
10001-50000	1,790	0.52	35,043,483	3.78	1,706	0.80	33,005,820	3.56
50001-100000	163	0.05	11,750,897	1.27	157	0.07	11,031,505	1.19
100001 and above	321	0.09	770,762,202	83.08	308	0.15	794,607,663	85.65
Total	**346,463**	100.00	927,747,970	100.00	**213,629**	100.00	927,747,970	100.00

15. Distribution of Shareholding of **partly paid up** shares as on 31st March, 2007:

No of equity share held	No. of Share Holders	% of Share Holders	No. of Shares held	% Share holding
1-1000	166,104	95.71	16,589,896	7.17
1001-2000	3,681	2.12	5,276,581	2.28
2001-5000	2,312	1.34	7,220,348	3.12
5001-10000	716	0.41	5,117,014	2.21
10001-50000	546	0.31	10,768,603	4.65
50001-100000	62	0.03	4,632,879	2.00
100001 and above	135	0.08	181,915,710	78.57
Total	**173,556**	**100.00**	**231,521,031**	**100.00**

- *Note : This Summary of partly paid shares includes 1,158,978 share of Re. 0.25 paid up and 230,362,053 share of Re. 0.50 paid up.*

16. Dematerialisation of Shares and Liquidity : Over 86% of outstanding shares have been dematerialized. Trading in Hindalco Shares is permitted only in the dematerialized form from 5th April, 1999.

17. Details on use of public funds obtained in 3 years : The Company has utilized the proceeds of right issue aggregating to Rs. 11,086 million for the purpose of defraying issue related expenses of Rs. 366 million and Rs 1,443 million towards subscription of shares of subsidiary company and balance amount is temporarily invested in short term liquid securities.

18. Outstanding GDR/Warrants/ Convertible Bonds : 120,975,952 GDRs consisting of 101,809,839 fully paid up, 19,083,221 partly paid (50%) and 82,892 partly paid up (25%) are outstanding.

19. Plant Locations:

Aluminium & Power

Renukoot Plant
P.O. Renukoot -231217
Dist Sonbhadra
Uttar Pradesh
Tel: (05446) 252077-9
Fax: (05446) 252107

Renusagar Power Division
P. O. Renusagar
Dist. Sonbhadra,
Uttar Pradesh
Tel : (05446) 272502-5
Fax: (05446) 272382

Alupuram Smelter
Alupuram P.B. No. 30
Kalamassery 683 104
Dist: Ernakulam, Kerala
Tel: (0484) 2532441
Fax: (0484) 2532468

Hirakud Smelter
Hirakud 768 016
Dist: Sambalpur
Orissa
Tel: (0663) 2481307
Fax: (0663) 2481356

Hirakud Power
Post Box No.12
Hirakud 768 016
Dist: Sambalpur
Orissa
Tel: (0663) 2481408
Fax: (0663) 2481342

Talabira Mines
Talabira-1, Coal Project
Qrs. No. A6/1
Saraswati Vihar
P.O. Sankarma
Dist. Sambalpur, Orissa
Tel: (0663) 2540426
Fax: (0663) 2540526

Copper

Birla Copper Division
P.O. Dahej, Lakhigam
Dist. Bharuch – 392 130
Gujarat
Tel: (02641) 256004-6, 251009
Fax: (02641) 251002-3

Chemicals

Muri Alumina
Post Chotamuri-835 101
Dist: Ranchi, Jharkhand
Phone: (06522) 244396
Fax: (06522) 244231

Belgaum Alumina
Village Yamanapur
Belgaum 590 010
Karnataka
Tel: (0831) 2472716
Fax: (0831) 2472728

Chandgad Mines
At Post: Chandgad 416509
Dist: Kolhapur
Maharashtra
Tel/Fax: (02320) 213342

Durgmanwadi Mines
At Post Radhanagri
Dist: Kolhapur,
Maharashtra - 416 212
Tel: (02321) 260036
Fax: (02321) 260037

Lohardaga Mines
Dist: Lohardaga 835 302
Jharkhand
Tel/Fax: (06526) 224049

Sheet, Foil, Wheel, Packaging & Extrusions

Foils & Wheels Division
Village Khutli, Khanvel,
Silvassa-396 230
U.T. of Dadra & Nagar Haveli
Tel: (0260) 2677021 - 4
Fax: (0260) 2677025

Belur Sheet
39, Grand Trunk Road
Belurmath 711 202
Dist: Howrah
West Bengal
Tel: (033) 2654 7210
Fax: (033) 2654 9982

Taloja Sheet
Plot 2, MIDC Industrial Area
Taloja A.V.
Dist : Raigad
Navi Mumbai - 410 208
Maharashtra
Tel: (022) 2741 2261
Fax: (022) 2741 2430

Kalwa Foil
Thane Belapur Road
Kalwa, Thane 400 605
Maharashtra
Tel: (022) 25347151
Fax: (022) 25348798

Alupuram Extrusions
Alupuram, P.B. No.30
Kalamassery - 683 104
Dist: Ernakulam, Kerala
Tel: (0484) 2532441
Fax: (0484) 2532468

Mouda Unit
Village Dahali
Ramtek Road, Mouda
Nagpur – 441 104
Tel: (07115) 281255 / 6

20. Investor Correspondence : The Company Secretary
Hindalco Industries Limited
Century Bhavan, 3rd floor, Dr. Annie Besant Road,
Worli, Mumbai - 400 030.
Tel: (91-22) 6662 6666
Fax: (91-22) 2422 7586 / 2436 2516
Email: amalik@adityabirla.com

21. Categories of Shareholding (as on 31st March)

	2007				2006			
Category	No. of Share Holders	% of share holders	No. of Shares held	% share holding	No. of share holders	% of share holders	No. of Shares held	% share holding
Promoters	24	0.00	313,685,228	27.06	110	0.03	311,450,599	26.22
Mutual Funds & UTI	313	0.06	33,909,451	2.92	303	0.08	70,736,446	6.08
Banks, Financial Institutions/Govt.	159	0.03	136,862,375	11.80	411	0.10	125,478,483	10.48
FIIs	310	0.06	214,997,687	18.55	304	0.08	233,138,310	20.88
Corporates	5,064	0.98	97,832,224	8.44	7,388	1.86	57,134,335	4.70
Individuals	505,134	97.14	190,701,391	16.45	381,629	96.18	152,133,769	12.80
NRIs/ OCBs	9,012	1.73	50,304,693	4.34	6,617	1.67	40,533,321	4.06
GDRs	3	0.00	120,975,952	10.44	4	0.00	168,663,738	14.78
Total	520,019	100.00	1,159,269,001	100.00	396,766	100.00	1,159,269,001	100.00

Note: Includes 927,747,970 fully paid up shares, 230,362,053 partly paid up shares (50%) and 1,158,978 partly paidup shares (25%). Shareholding as a percentage of total no. of shares is calculated irrespective of the amount paid on such shares.

22. Per share data :

	2006-07	2005-06	2004-05	2003-04	2002-03
Net Earnings (Rs. mn.)	25,643	16,556	13,294	8,389	5,821
Cash Earnings (Rs. mn.)	32,024	21,767	17,927	11,563	8,464
EPS (Rs.)	25.52	16.79	13.48	8.53	5.92
CEPS (Rs.)	31.87	22.07	18.18	11.76	8.61
Dividend per share (Rs.)	1.70	2.20	2.00	1.65	1.35
Dividend pay out (%)	7.9	14.9	16.0	20.5	24.2
Book Value per share (Rs.)	118.97	97.40	82.54	74.16	66.95
Price to earning (x)*	5.1	10.9	9.0	13.4	8.5
Price to cash earning (x)*	4.1	8.3	6.7	9.7	5.8
Price to Book Value (x)*	1.1	1.9	1.6	1.7	0.8

**Stock Prices as on 31st March.*

23. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

Shareholders who have not yet encashed their dividend warrants for the year 2000-2001 to 2006-07 may approach the Company for revalidation / issue of duplicate dividend warrant quoting reference of their Ledger Folio numbers / DP & Client ID.

23.1 In terms of Section 205A of the Companies Act 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies - Maharashtra by submitting an application in the prescribed form.

23.2 The Unclaimed dividend for the financial year 1999-2000 (interim millenium dividend) has been transferred by the Company to the Investor Education & Protection Fund constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956.

Shareholders are advised that dividends for the financial year ended 1999-2000 onwards which remains unpaid/unclaimed over a period of 7 years have to be transferred by the Company to Investor Education & Protection Fund (IEPF) constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as under the amended provisions of Section 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by the Members.

Upon effectiveness of the Scheme of Arrangement under the Companies Act, 1956 between Indo Gulf Corporation Limited (IGCL), Hindalco Industries Limited (Hindalco) and Indo Gulf Fertilisers Limited (IGFL), all unpaid dividend amounts of the then IGCL for FY1998-99 to FY2001-02 have been taken over by the Company.

As required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules 1978, the then IGCL has transferred all unclaimed dividend upto FY 1994-95 to the General Revenue Account of the Central Government. Members who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies, Uttar Pradesh & Uttaranchal, Westcott Building, The Mall, Kanpur-208 001 (U.P.) by submitting an application in the prescribed form.

The Unclaimed dividend for the financial year 1999-2000 of erstwhile IGCL has been transferred by Company to the Investor Education & Protection Fund constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956.

23.3 Shareholders are requested to provide particulars of their bank account details for availing 'Electronic Clearing Service' (ECS) facility. Further, the company has been using bank details provided by the shareholders to their DP for the purpose of dividend payment through ECS wherever possible. Where dividend can not be paid through ECS due to any reason, the Company would print the bank account details on the dividend warrant provided by the shareholder to their DP.

24. INVESTOR SERVICES

24.1 Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.

24.2 Shareholders/Beneficial Owners are requested to quote their Folio No./DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences regarding shares & debentures of the Company should be addressed to the Investor Service Department of the Company at Ahura Centre, 1st Floor, 'B' Wing, Mahakali Caves Road, Andheri (East), Mumbai - 400 093 and not to any other office(s) of the Company.

24.3 Shareholders holding shares in physical form are requested to notify to the Company, change in their address/Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney etc. directly to their DP.

24.4 To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares are held in physical form) or to DP (if shares are held in demat form), as the case may be, for printing of the same on their dividend warrants.

24.5 Non-resident members are requested to immediately notify:-

- change in their residential status on return to India for permanent settlement;
- particulars of their NRE Bank Account with a bank in India, if not furnished earlier.

24.6 In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the police and inform to Company along with original or certified copy of FIR/acknowledged copy of the complaint.

24.7 For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

24.8 Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

24.9 Shareholders(s) of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificates in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

24.10 Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular those holding shares in single name, may avail of the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form.

24.11 Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

24.12 Shareholders are requested to quote their E-mail Ids, Telephone/Fax numbers for prompt reply to their communication.

25. INFORMATION FOR DEBENTURE HOLDERS.

Interest Payment Date	Frequency of Interest payment	% of Interest & Series No.	ISIN No.	Date of Maturity	Face Value per Deb. (in Rs.)	Name & Address of Debenture Trustee
8th Jan.	Annually	6.20% Series (XIV)	INE038A07175	8-Jan-2008	5 Lacs	State Bank of India, New Issues & Securities Service Division, Mumbai Main Branch, Mumbai Samachar Marg, Fort, Mumbai – 400 023. ("SBI")
14th Jan.	Annually	5.95% Series (XV)	INE038A07183	14-Jan-2008	5 Lacs	
15th Jan.	Annually	7.95% Series 2002 (I)	INE038A07084	15-Jul-2009	1 Crore	
23rd Feb. & 23rd Aug.	Semi-Annually	7.20% Series 2002 (III)	INE038A07100	23-Aug-2009	1 Crore	
23rd Feb. & 23rd Aug.	Semi-Annually	7.20% Series 2002 (VI)	INE038A07134	23-Aug-2009	1 Crore	
28th Feb. & 28th Aug.	Semi-Annually	7.20% Series 2002 (IV)	INE038A07118	28-Aug-2007	1 Crore	
28th Feb. & 28th Aug.	Semi-Annually	7.20% Series 2002 (VII)	INE038A07142	28-Aug-2007	1 Crore	
31st Mar.	Annually	6.40% Series 2002 (VIII)	INE038A07159	29-Nov-2009	1 Crore	("SBI")
23rd April	Annually	8.70% Series (XII)	INE022A07120	23-Apr-2007	5 Lacs	("SBI")
19th July	Annually	8.10% Series (XIII)	INE038A07167	19-Jul-2009	5 Lacs	("SBI")
6th Sept.	Annually	6.5% (Series 2004 - I)	INE038A07209	06-Sep-2009	10 Lacs	("SBI")
15th Sept.	Annually	6.39% Series	INE038A07225	15-Sep-2009	1 Crore	("SBI")
20th Nov.	Annually	6.60% Series	INE038A07241	20-Nov-2007	1,000	("SBI")

ENVIRONMENT REPORT



A view of the township at Dahej Copper Plant

Sustainable development is the cornerstone of our activities.

We subscribe to the triple-bottom line accountability. We take our social, economic and environmental responsibility seriously. We believe these are linked and key to our success as a Corporate.

At all of your Company's plants and mines, adopt clean technologies and processes that combine both economic progress and sustainable environment. Among these are the integrated Aluminium and Copper Complexes at Renukoot and Dahej, the alumina plants at Belgaum and Muri, the smelter-power complex at Hirakud, the sheet rolling plants at Belur, Taloja, Mouda, the foil Plants at Kalwa and Silvassa, the extrusions plant at Alupuram and alloy wheels facility at Silvassa, as also the Company's bauxite and coal mines in Chattisgarh, Jharkhand and Maharashtra. These are ISO - 14001 certified and most of them OHSAS –18001 certified as well.

Professional Environmental Auditors such as KPMG, Bureau Veritas Quality International, Det Norske Veritas, the Central Salt & Marine Chemicals Research Institute, Gujarat and the State Pollution Control Board's certified auditors and Environmental Systems Auditors conduct an in-depth environmental audit at our plants. Their Audit Reports validate our commitment to environmental conservation.

State-of-the-art automated industrial Effluent Treatment Plants (ETP) operate across all of your Company's manufacturing units. The treated effluent inclusive of treated sewage thrown up by the plants is recycled and is used for horticulture and irrigation.



Your Company's alumina refineries are equipped with high efficiency Electrostatic Precipitators and Bag filters to arrest alumina particles escaping into the atmosphere. The advanced hi-tech Dry Scrubbing Systems installed in the pot Lines of Aluminium Smelter at Renukoot ensure maximum fluorine recovery and minimum fluoride emission. Such state-of-the-art pollution control equipments ensure cleaner operations at all the units.

Retrofitting and upgradagtion of pollution monitoring and control facilities in its existing facilities is a part of an ongoing process. Initiatives such as raising stack height of our Billet Casting and Cast House areas and retrofitting a Baking Furnace with advanced Fume Treatment Plant prevent pollution.

Hindalco, Renukoot has pioneered the recycling of Spent Pot Lining to produce cryolite for its internal consumption requirements and use the carbon residue as fuel in the boilers. Switching over to dry disposal of Fly Ash have resulted in maximum ash utilisation for productive use. A substantial amount of dry fly Ash is provided to cement manufacturers, a part is used to produce bricks, construction work and the rest in raising the dyke around the ash pond at Renusagar.

The best fuel efficient Calciners operate at the Alumina refineries. Steam requirements are met by running highly efficient large capacity Boilers with Cogeneration facilities. Microprocessor based controls in the smelter and baking furnaces help conserve energy. These steps have resulted in saving fuel consumption, conservation of valuable natural resources and effective pollution control.

At the Taloja Plant we are installing a state-of-the-art Rolling Oil Distillation Unit, for 100 per cent recycling of used rolling oil from both Taloja and Kalwa.

Solid wastes generated in our operations are used in Red Mud Plantation as a soil conditioner at Renukoot. The Belgaum Alumina Refinery, after undertaking a scientific study, has successfully used 5 hectares of abandoned red mud dump, promoting soil growth through specific vegetation. This is being replicated at the Muri Alumina Refinery.

To conserve natural resources, Birla Copper has commissioned a reverse osmosis plant (RO) to treat the process water from cooling tower and a portion of streams from effluent treatment plant. The treated water from RO plant is used for horticulture and slag granulation purposes which have resulted in the savings in process water consumption. It also has a mobile van equipped with microprocessor base analysis to monitor the ambient air quality.

A well equipped Environment Management Cell is operative with qualified personnel to oversee environmental activities and is supported by full fledged sophisticated control laboratories set up to help and constantly monitor the quality of air emissions and water effluents.

India is a signatory to the Kyoto Protocol on greenhouse gas (GHG) reduction. Your Company has considered the opportunity to derive benefit from reduction of GHG in its expansion at Hirakud and has registered a CDM (Clean Development Mechanism) project with the United Nations Framework Convention on Climate Change (UNFCCC). This is under consideration by the UNFCCC's Methodology Panel. Once approved, this project on reduction of GHG in Aluminium smelting process through modernisation and energy efficiency improvement will be the first of its kind in the global aluminium industry.

Alongside, educating and sensitizing all of our stakeholders on the need to conserve natural resources is an ongoing process. We solicit suggestions from our employees at all levels on how to better our environment protection measures.

Given the acute water shortage that we face in the hinterland, we have begun several rain-water harvesting projects in areas near our plant locations. These efforts are a part of our Environment Management Systems and evolve out of our commitment to ensure quality of life for the communities in proximity to our plants.

Your Directors and all of your Company's employees are totally committed to sustainable development.

Our Plants wear a green look. And at the break of dawn you can listen to the chirping of birds, while at sundown, as they rush to their nest, you can hear their cacophony.

SOCIAL REPORT

Beyond Business

Transcending business, we reach out to the weaker sections of society, residing near our plants. We believe it is our collective responsibility to narrow the inequities that exist in our country. Our social projects therefore address issues of deep relevance to human society, such as poverty alleviation through sustainable development and livelihood processes, healthcare, education, societal change and infrastructure development.

Your Company's social projects are carried out under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development, led by Mrs. Rajashree Birla, your Director.

For the year 2006-07 we have made significant progress. A summary:

In Health Care:

- Conducted over 1,368 medical camps across the units benefiting 2.48 lacs patients.
- Hundreds of villagers were checked for their eye-sight, of these 1,738 patients were operated upon and fitted with intra ocular lenses.
- Camps were organized for tuberculosis, malaria, dental check ups and treatment as well hepatitis. These benefited over 5,162 people. Of these, 1,500 patients diagnosed with tuberculosis were treated.
- AIDS awareness programmes organized across all the units, were attended by over 14,923 adults.
- 30 differently abled individuals were fitted with artificial limbs, while 50 persons underwent reconstructive surgery.
- At the Company run hospitals, over 4.01 lacs of people are given medical care at extremely subsidized rates.


USAID
STOP HIV/AIDS, KEEP THE PROMISE
वचन पाळूया एच आय व्ही / एड्स टाळूया
वचन निभाएंगे, एच आय वी / एड्स रोकेंगे

An AIDS awareness programme at Hindalco Taloja Unit.


आदित्य बाल विद्या

Espausing the education of the girl child.

Mother and Child Care:

- Immunized 93,886 children against polio.
- Pre and post natal care was given to 45,683 mothers and infants.
- 17,409 people were exposed to programmes that dealt with sexually transmitted diseases and reproductive track infection. 6,539 women were treated for Sexually Transmitted Diseases and R.T. infections.
- 119 Family Planning Camps were organized. 16,094 women and 74 men chose to be operated upon.

Education:

- Merit Scholarships were earned by 3,414 students.
- Books and uniforms were given to 7,547 students in the rural areas.
- Over 13,570 children learn at our Balwadis, while 21,517 students were incentivised to continue education.
- Adult literacy programmes reach out to over 3,555 persons.
- Career counseling programmes motivated 4,775 students, several of these have been sponsored to I.T.I Vocation Centers.

Sustainable Livelihood:

- At the Aditya Birla Rural Technology Park, more than 96 programmes were conducted on repair and maintenance of diesel pump sets, electric and electronic goods, hand pumps, bags, rope making, tailoring and knitting.
- 6,262 rural youth were trained for self employment.
- Training in crop diversification, floriculture demonstration, integrated pest management and post harvest technology has provided agriculture support to more than 18,393 farmers.

"Our vision is to make a qualitative difference to the lives of the weaker sections of society in proximity to our plants and in doing so improve the human development index of our nation."

– Mrs. Rajashree Birla





Our Rural Technology Park at Renukoot, is now an excellent training ground for young men and women.

- Watershed Development projects ensure optimum use of land and water resources. The projects include installation of lift irrigation projects, construction of check dams, water channels and digging of wells. These projects have benefitted 11,033 farmers.

Women Self-Help Groups:

- Over 1,312 Self Help Groups have enabled the empowerment of 21,275 women who are now engaged in a series of activities that generate income. These women have taken to tailoring, weaving, knitting, crafting bamboo baskets, san sutli (ropes), vermicompost, rearing saplings, mushroom cultivation, pickles and spices, selling vegetables and fruits, running grocery stores among others.

Social Welfare:

- 2,982 couples were united at a mass marriage programmes.
- 60 widow remarriages were organized at Hindalco, Renukoot.

Infrastructure:

- On-going community support in the form of better roads, potable water systems, biogas plants, building of community centres, animal sheds, construction of dry toilets, provision of street lights and electricity, subsidizing houses, reach out to over a 1,27,976 people.
- Panchayat meeting halls, school buildings and community halls have also been maintained by your Company.
- Of the 96 villages that we have committed for conversion into model villages, 18 have been already transformed this year.

In our own humble way we try to make a difference. At the end of the day we fully realize that even though we work in 3,700 villages at the Group level, so much more needs to be done, given that we are a nation of over 6 lakh villages.



Bringing the smile back - our widow remarriage programme



Hands pumps installed, operated & maintained by women in villages surrounding Renukoot.

DIRECTORS' REPORT TO THE SHAREHOLDERS

Dear Shareholders,

Your Directors are pleased to present the 48th Annual Report along with the audited annual accounts for the year ended 31st March, 2007.

A major Strategic Initiatives

The Company has entered into a definitive agreement with Novelis Inc. on 10th February, 2007 for acquiring all outstanding common shares @ USD 44.93 per share in cash for a total consideration of approx. USD 3.5 billion.

For this purpose, the Company has secured firm commitments of USD 3.1 billion bridge loan of 18 months against the corporate guarantee of the Company and the balance of USD 450 million will be financed by the Company by way of infusing equity / preferred stock / other securities in its wholly owned subsidiaries. The acquisition will be effected through one or more of its wholly owned subsidiaries. The transactions were duly completed and M&A closure achieved as per plan.

The strategic rationale for this acquisition as well as the acquisition financing process are more fully dealt with in the MD&A section of this Annual Report.

Cost Reduction Initiatives

With the commissioning of the second 100MW power unit at Hirakud, Orissa in December, 2006 in line with schedule, there has been a substantial cost saving of operation.

Growth plans underway in Aluminium

Your Company is aggressively pursuing various brownfield and greenfield growth opportunities in Aluminium as described below:

Brownfield Expansions

Your Company's brownfield expansion projects are on track. The expansion of Muri Alumina Refinery from 110 KTPA to 450 KTPA is expected to be commissioned in the second quarter of the next fiscal. The commissioning of Phase 1 of Hirakud Smelting capacity from 65 KTPA to 100 KTPA has been completed with all 150 pots energized. Phase - II of the project, which will enhance smelting capacity to 143 KTPA, is on track. The conversion of Pot Line –3 commenced in Nov'06 in a phased manner. The first lot of 64 Pots were completed ahead of schedule. The 2nd 100 MW power plant was commissioned in Dec'06 in line with the schedule while the third 100 MW plant is slated to go on stream by December 2007.

Greenfield Projects

Utkal

Work on the 1,500 KTPA Alumina project is in progress. The pile foundation for the precipitation area is progressing well and will be completed by May'07. The layout of the non-plant buildings has been finalized. The Detailed engineering for Mines has started and is expected to be over by March 2009. The second phase of rehabilitation and resettlement process is on track. The joint venture partner i.e. Alcan Inc. has decided to exit the project and Hindalco is yet to exercise its pre-emption right.

Aditya Alumina & Aluminium

This Greenfield integrated project of 1,500 KTPA Alumina, 325 KTPA of Aluminium smelting and a Captive Power Plant of 750 MW is on track. The proposed smelter has been accorded an SEZ status. The Rehabilitation and Resettlement plan for both the smelters and CPP sites have been submitted for statutory approval. The work on the Railway siding and Energised Grid connectivity is underway.

Mahan Aluminium

This project envisages setting up of a 325 KTPA Smelter and 750 MW Captive Power Plant supported by Captive Coal Mine. The Coal block was allotted in April'06 in a JV with Essar. The production of coal is likely to start from April 2009. The Govt. of Madhya Pradesh has sanctioned an allocation of 1213 hectares of land and accorded an SEZ status.

Lathehar Aluminium

For this project entailing the setting up a 325 KTPA Aluminium Smelter with 750 MW Captive Power Plant, supported by 5 million TPA Captive Coal Mine in Jharkhand, the allotment of coal block has reached its final stages. Land acquisition is in progress. An application has also been filed for environmental clearance, water, construction power and other necessary infrastructure.

Other Significant Developments

Employee Stock Option Scheme

Your Company appreciates the critical role its employees play in its growth. Your Company strongly feels that the value created by its employees should be shared by them. To promote the culture of employee ownership in your company, the Board of Directors of your Company at their meeting held on 7th December, 2006 resolved to introduce the "Employee Stock Option Scheme – 2006"as per the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. The shareholders have also approved the ESOP by the requisite majority through postal ballot.

However, no option has been granted to the employees during the year under review.

First call money notice

As per the right offer documents, the Board of Directors in their meeting held on 18th October, 2006 decided to send the first call money notice @ Rs. 24 per share. Trading of the new 50% partly paid shares commenced on the stock exchanges (BSE and NSE) on December 17, 2006. (BSE Code: 890120, NSE Code: HINDALCO Market Type: E2)

Performance

Your Company registered its best ever performance during the year under review. Higher capacity utilization, increased realization, product mix enrichment and improved operational efficiencies resulted in both revenues and profits surpassing their previous levels. Alumina and Aluminium plants continued to operate at utilization levels well above their rated capacities. With the stabilization of the Hirakud brownfield expansion, metal production rose by 3.2% to 442,686 MT. The production of Value Added Products i.e. Rolled and Extrusions increased due to acquisitions completed in FY06 as well as higher utilization of available assets. Of the total sales volume, the share of value added products was an impressive 55%.

Despite falling alumina prices in the international market, your Company was able to maintain high realizations, largely because of its focus on Speciality business as well as a prudent mix of forward contracts and spot sales.

The production of Copper cathodes went up by 38% to 290,529 MT in comparison to previous year on the back of the expanded capacity commissioned last year. Production of value added CC rods grew 23% to 109,029 MT. Sulphuric acid output was up by 40% to 892,597 MT. In view of the overall economics, Copper II operations remained suspended for a part of year with copper concentrate in international markets becoming more expensive due to supply constraints. The Company expects this situation to be transient.

The Chairman's letter to shareholders and the Management's Discussion & Analysis, which form a part of this Annual Report, provide the strategic direction and a more detailed analysis on the performance of individual businesses and their outlook.

Rs. in Million

Financial Results for the year ended	31.03.2007	31.03.2006
Net Sales & Operating Revenue	183,130	113,965
Profit before Extraordinary Items and Tax	35,046	21,027
Extraordinary Items	-	30
Profit Before Tax	35,046	21,057
Provision for Current Tax	9841	3241
Provision for Deferred Tax	(551)	1160
Provision for Fringe Benefits Tax	113	100
Net Profit	25,643	16,556
Appropriations		
Transfer to Debenture Redemption Reserve	187	751
Dividend	1,773	2,168
Tax on Dividend	249	304
Transfer to General Reserve	24,434	14,395

Dividend

The Directors have recommended interim dividend of Rs. 1.70 per share (Last Year Rs. 2.20 per share). The total outgo including tax on divided would be Rs. 2,022.2 million (Last Year: Rs. 2,472.5 million).

Financing

An amount of Rs. 3,890 crores was drawn at an average rate of 8.62% p.a. against the 10 year Secured Rupee Term Loan facility syndicated in earlier years. The Company met all its obligation on payment of interest and repayment of principal.

As part of the bidding process under Canadian Law for undertaking the arrangement transaction for the acquisition of Novelis, your Company obtained commitment letter from ABN AMRO, Bank of America and UBS of US$3.1 Billion with recourse to your Company and secured by Hindalco's corporate guarantee for paying the shareholders of Novelis . It also obtained back-stop facility of approximately US$2.4 Billion from UBS and ABN AMRO for refinancing the existing loans of the Novelis Balance Sheet with recourse limited to the cash flows and assets of Novelis.

Your Company was adjudged the successful bidder and all steps are being taken to complete the legal and other formalities required to draw the committed funds.

Preferential Issue

Your Company has embarked on major growth plans to increase the smelting capacity to 1.5mn tonnes and Alumina capacity to around 4.5mn tonnes over the medium term. The total fund requirement to implement these plans will be about US$7bn. To finance such organic growth, Hindalco syndicated about US$1.5bn debt from the domestic market in 2005. This was followed up with a partly-paid rights issue of around US$500mn on which the final call (50%) is expected to be made in August'07. This equity issue was considered sufficient to maintain prudential balance sheet ratios after factoring in the expansion plans.

As mentioned earlier, your Company also put in a bid for acquiring 100% of the equity of Novelis. The recommendation of our bid by the Novelis Board for acceptance by the shareholders, followed by the signing of a definitive agreement, paves the way for a transformational acquisition which will see your Company emerge as a Fortune 500 company when the transaction is consumated.

Our bid envisages US$3.55bn payment to equity shareholders. This has been underwritten to the tune of US$3.1bn by a consortium of banks and the balance US$450mn represents Hindalco's equity infusion for the bid by the liquidation of free treasury. While this ensured certainty of financing for our bid, the loan of US$3.1bn represents a 18 month bridge facility which will need to be refinanced to put in place an efficient permanent capital structure at the opportune time.

The company issued securities to Promoters / Promoter Group on a preferential basis in the following manner @ Rs. 173.87 per shares of Re. 1/- each amounting to Rs. 25,646 Million :

1. Issuance of upto 67,500,000 equity shares of Re. 1/- each on a preferential basis to the Promoters/ Promoters Group in accordance with the provisions of Chapter XIII of the Securities and Exchange Board of India (Disclosure & Investor Protection) Guidelines, 2000 (SEBI (DIP) Guidelines).
2. Issuance of upto 80,000,000 warrants on a preferential basis to the Promoters / Promoters Group entitling the holder of warrant to apply for and obtain allotment of one equity share against one warrant in accordance with the provisions of Chapter XIII of SEBI (DIP) Guidelines.

Consolidated Financial Statements

In accordance with Accounting Standards 21 , 23 and 27 issued by the Institute of Chartered Accountants of India, your Company is presenting its consolidated financial statements. These Consolidated Financial Statements form part of the Annual Report.

Corporate Governance

The Securities and Exchange Board of India (SEBI) has prescribed corporate governance standards. Your Directors reaffirm their commitment to these standards and this annual report carries a section on Corporate Governance.

Environmental Protection and Pollution Control

Your Company is committed to sustainable development. Your company is a signatory to the Global Compact and subscribes to the principle of triple-bottom line accountability.

A separate chapter in this report deals at length with your Company's initiatives and commitment to environment conservation.

Human Resource Development & Industrial Relations

The Chairman in his letter at the beginning of this annual report, has already highlighted the importance of the people processes of a meritocratic organization like our Group. These processes span across the Group Companies globally and your company is one of the flagship of the Group.

Your Company has an enviable track record of successful human capital management, which has remained the source of sustainable competitive advantage. Fostering people development and harnessing their potential has always remained the thrust area of your company. Identifying and grooming management talent has helped in people capability building and leadership development at all levels. Programmes launched over the years in the areas of people development have enabled company to attract, retain and develop talent.

Your company's growth and success spanning over decades has generated a reservoir of talent and expertise, helping company realize its vision. A proactive and an effective succession management has not only helped in passing on the baton but has also catalyzed continuous knowledge replication and retention.

Introducing global HR practices, systems and best practices in the areas of talent development, compensation management, recruitment etc is enabling and preparing us to address future challenges effectively. Implementation of People soft systems, Variable Pay plan, Job Banding, online recruitment are the major initiatives taken in this direction.

Your company has launched various new projects to strengthen HR processes. The Recently concluded Organizational Health Study revealed that more than 70% employees are satisfied with their business unit as a place to work, 62% would advocate their business to others and close to 68% would continue to remain in the business.

Awards & Recognitions

Several accolades have been conferred upon your Company, in recognition of its contribution in diverse fields. A selective list:–

1. National Energy Conservation Award-2006 "First Prize" in Aluminium Sector by Government of India, Ministry & Power. Award given by Honourable Union Minister of Power.
2. National Award on Economics of Quality by Quality Council of India. Award given by HE AQ P J Abdul Kalam, President of India.
3. National Award of Excellence in Energy Management 2006 conducted by CII. Hindalco smelter won the Excellence Energy Efficient Unit Award.
4. The prestigious Qualtech Award was won by Hindalco Renukoot Fabrication plant Hot Mill team. Quimpro College, Mumbai, constituted this award.
5. The International Aluminium Institute-IAI has awarded Hindalco Aluminium Smelter as well as Alumina Refinery of Renukoot the "Best Safety Performance 2005" award.
6. Prestigious Greentech Safety Award for its outstanding performance towards organization health and safety and Environmental Excellence.
7. IMC Ramkrishna Bajaj National Quality Award, 2006 – Certificate of Merit.
8. Rajiv Gandhi National Quality Award, 2006 – Commendation Certificate.
9. Hirakud's Quality Circle 'Jagruti' bagged national level honours at the 20th National Convention of Quality Circles, organised by the Quality Circle Forum of India.
10. Hirakud Power Plant Team received the State Safety Award-2006 for their act of bravery in saving lives and preventing a disaster, by their proactive initiative to arrest the chlorine leakage at the Railway Colony in Sambalpur.

Subsidiary Companies

Dahej Harbour and Infrastructure Limited (DHIL) has recorded an impressive performance this year. Its total income is up by 12 % to Rs. 627 million as compared to Rs. 560 million last year. Net profit at Rs. 375 million has increased by 13.3% vis-à-vis Rs. 331 million in the preceding year.

Indian Aluminium Company, Limited (Indal) has posted a turnover of Rs. 767 million and net loss of Rs. 25 million.

Bihar Caustic and Chemicals Limited (BCCL) has reported a stellar performance. Net sales have increased by 28.3% to Rs. 1,430 million vis-à-vis Rs. 1,115 million last year. Net profit at Rs. 336 million has soared by 28.7% against Rs. 261 million in the preceding year.

The Central Government has granted an exemption to your Company under Section 212(8) of the Companies Act, 1956, from attaching a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors to all the Subsidiary Company except AV Metals Inc. and AV Aluminum Inc. Subsidiary Companies, which will not be attached with the financial statements of your company. The Company has also applied to the Central Government for exemption from attaching copy of Balance Sheet, P&L A/c report of the Board of Directors and report of the auditors for the remaining two subsidiaries i.e. AV Metals Inc. and AV Aluminum Inc. These documents can be requested by any member, investor of the company / subsidiary company. Further, in line with the Listing Agreement and in accordance with the Accounting Standard 21 (AS-21), Consolidated Financial Statements prepared by the Company include financial information of its subsidiaries.

Particulars as per Section 217 of the Companies Act, 1956

The particulars of employees, as required under Section 217 (2A) of the Companies Act, 1956, are given as an Annexure to this Report.

A separate statement attached to this Report, which forms a part of the Report, provides you with additional information relating to the conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo required under Section 217(1)(e) of the Companies Act, 1956.

Directors

In accordance with Article 146 of the Articles of Association of the Company, Mr. K.M. Birla, Mr.A.K.Agarwala and Mr. E.B. Desai retire from office by rotation, and being eligible, offer themselves for reappointment.

Directors' Responsibility Statement

Your Directors affirm that the audited accounts containing financial statements for the financial year 2006-07 are in full conformity with the requirements of the Companies Act, 1956. They believe that the financial statements reflect fairly, the form and substance of transactions carried out during the year and reasonably present the Company's financial condition and results of operations. These statements are audited by the statutory auditors M/s. Singhi & Co.

Your Directors further confirm that:

(i) In the presentation of the Annual Accounts, applicable Accounting Standards have been followed.

(ii) That the accounting policies are consistently applied and reasonable, prudent judgement and estimates are made so as to give a true and fair view of the state of affairs of the Company at the end of the Financial Year.

(iii) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) The Directors have prepared the Annual Accounts on a going concern basis.

Your Company's internal Auditors have conducted periodic audits to provide reasonable assurance that established policies and procedures have been followed.

Auditors' Report

The observations made in the Auditors' Report are dealt with separately in the Notes to the Profit & Loss Account and the Balance Sheet in Schedule 22 of the Accounts. These are self-explanatory and do not call for any further comments.

Auditors

M/s. Singhi & Company, Chartered Accountants and Auditors of the Company, retire, and being eligible, offer themselves for appointment.

Appreciation

Your Directors place on record their sincere appreciation for the assistance and guidance provided by the Honourable Ministers, Secretaries and other officials of the Ministry of Mines, Ministry of Coal, the Ministry of Chemicals and Fertilizers and various State Governments. Your Directors thank the Financial Institutions and Banks associated with your Company for their support as well.

Your Company's employees are instrumental in your Company scaling new heights, year after year. Their commitment and contribution is deeply acknowledged.

Your involvement as Shareholders is greatly valued. Your Directors look forward to your continuing support.

For and on behalf of the Board

Chairman

Mumbai
Dated the 4th Day of May, 2007

ANNEXURE 'A' TO THE DIRECTORS' REPORT

[Statement of particulars under the Companies (Disclosure of particulars in the Report of the board of Directors) Rules 1988]

A. CONSERVATION OF ENERGY

Energy Conservation is an effective key value driver to reduce cost of production. Your Company has a well structured **Energy Management System** with top down and bottom up approach where employees are encouraged to give suggestions resulting in energy savings. Efforts in this direction are focused through a Central Energy Cell whose mandate is to initiate, facilitate, and sustain energy conservation throughout the organization. Efforts to optimize process parameters, modernize and upgrade technology as well as equipments, with the objective of increasing Energy Productivity are continous and ongoing. Competent authorities have consistently recognized the company's efforts in Energy Conservation. Different units of your Company's Aluminium business have been recently awarded the First Prize and the Second Prize in the **"National Awards for Energy Conservation"** instituted by the Ministry of Power, Government of India for the year 2006. Your company's Smelter Plant at Renukoot is also the recipient of **National Award for Excellence in Energy Management** 2006 from CII.

(a) ENERGY CONSERVATION MEASURES TAKEN

GENERAL

i. Regular auditing/optimization of Steam, Furnaces and Compressed air.
ii. Control on idle running of auxiliary equipment by interlocking with main equipment.
iii. Installation of Variable Frequency Drive in phased manner.
iv. Using energy efficient lubes in Gearboxes.
v. Providing Limit Switches, Timers & PLC etc.
vi. Replacement of higher wattage luminaries with low watt energy efficient ones..
vii. Optimization of process to enhance production.

ALUMINIUM BUSINESS

1. ALUMINA PLANT:
   i. Reduction in water pumping Energy by implementing rain water harvesting.
   ii. Installation of Energy Efficient Plate heat exchangers for better heat recovery.
   iii. Using Energy efficient Gear Oil in Gear Boxes of Ball Mills.
   iv. Optimization of motor ratings of pumps.
   v. Replacement of ultrasonic level indicators by DP Transmitters indicator in Washer tanks to regulate speed of pumps.
   vi. Optimization of pumping system.

2. SMELTER PLANT:
   i. Use of modified anode stub in Pot Line 2 & 3.
   ii. Modification in point feeder airline circuit in remaining 10 pot lines.
   iii. Replacement of existing Open type Fan with Backward Curve type Fan in Baking Furnace # 3.
   iv. Modification of Charging stand & spacers to increase the throughput of Homogenizing Furnace.
   v. Suitable modification in pulse air supply circuit of DSS Pot Line # 4.

3. FABRICATION PLANT:
   i. Optimization of soaking and aging cycles.
   ii. Revamping of one Properzi furnace.
   iii. Modification in door of Ageing Furnace # 1 to enhance capacity.
   iv. Elimination of intermediate annealing of coil by partial annealing.
   v. Conversion of coil annealing furnace from electrical heating to coal gas heating.

4. POWER PLANT
   i Using Coagulant & Flocculants in feed water to reduce colloidal silica in Boilers.
   ii Recovery of kinetic energy from cooling tower makeup water.
   iii Replacement of old Turbine internals with modern Energy efficient internals.
   iv Replacement of gland packing with mechanical seal.
   v Higher size inefficient impeller replaced with energy efficient matching impeller.

5. FOIL AND WHEEL DIVISION
   - i Replacement of 7.5 KW hydraulic power pack motor with 5.0 kw of separator m/c
   - ii Optimization/modification of thermopack and power distribution system
6. COPPER BUSINESS
   - i Replacement of propane burners with RLNG burners
   - ii Installation of HT and LT capacitor bank to improve power factor
   - iii Optimization of motor rating
   - iv Cooling tower MS blades replaced with FRP blades

(b) ADDITIONAL INVESTMENT AND PROPOSALS BEING IMPLEMENTED
ALUMINIUM BUSINESS

1. ALUMINA PLANT:
   - i. To convert existing Digestion technology with energy efficient double digestion technology.
   - ii. To replace energy inefficient pumps (2Rx & 3 Rx) with energy efficient pumps.
   - iii. Close circuit grinding for the ball mill.
   - iv. Energy efficient evaporators for better heat recovery.
   - v. To optimize air consumption in Precipitation area by modification in air injection piping.
   - vi. Additional PHE installation for improved Heat recovery.
   - vii. Modernisation of Vanadium sludge unit.
2. SMELTER PLANT:
   - i. To use modified stub in Pot Line 1 and 4 to 11.
   - ii. Replacement of existing Open type Fan with Backward Curve type Fan in Baking Furnace # 1& 3.
   - iii. Fabrication of small cruces to take back the drain out material into furnace instead of making cake in Billet Casting furnace.
   - iv. Optimization of Point Feeder Header Pipe size of Compressed air line.
   - v. To install CFF heater in Billet Casting Furnace.
   - vi. Change over of smelting technology from HSS to Prebake at Hirakud.
3. FABRICATION PLANT:
   - i. Revamping of one no Properzi Furnace, 1 no. Homo Furnace and 3 nos. Soaking Pits.
   - ii. Conversion of another annealing furnace from electrical to coal gas heating.
4. POWER PLANT
   - i. Heat recovery from gland steam condenser.
   - ii. Modification in piping of VAM system to reduce running of Cooling Tower fan in winter season.
   - iii. Replacement of HP Heaters.
   - iv. Replacement of inefficient Boiler Feed Pumps of Unit #3 & 4.
   - v. Cooling Tower upgradation.
   - vi. Replacement of higher size inefficient impeller with energy efficient matching impeller in CW Pumps of Unit #6,7&8.
5. FOIL AND WHEEL DIVISION
   - i. Replacement of Flat belt into V-Belt in compressors.
   - ii. Installation of VFD in Air Circulating Fan.
   - iii. Conversion of fuel from LPG to furnace oil in melting furnaces.
6. COPPER BUSINESS
   - i. VFD for combustion air fan of smelter.
   - ii. Installation of power capacitor in 3.3 kv panel.

(c) IMPACT OF MEASURES IN (a) AND (b) ABOVE

The various Energy Conservation Measures undertaken by your Company have yielded encouraging results in most production centers. Efforts continue to further optimize energy productivity through ongoing and planned measures.

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

(d) TOTAL ENERGY CONSUMPTION AND ENERGY CONSUMPTION PER TON OF PRODUCTION (As per Form "A" below)

FORM A

	2006-07	2005-06
A. Power & Fuel Consumption		
1 Electricity		
a) Purchased from SEB's		
Units (KWH in thousands)	339,291	423,558
Total Amount (Rs in mn) (excluding Minimum Demand Charges)	1,406	1,475
Rate/Unit (Rs)	4.14	3.48
b) Own Generation		
i) Through Steam Turbine/Generator		
Units (KWH in thousands)	8,326,417	7,787,455
Cost/Unit (Rs) (Coal & Fuel only)	1.16	1.21
ii) Through Diesel Generator		
Units (KWH in thousands)	13,544	19,701
Cost/Unit (Rs)	9.96	11.76
2 Steam Coal (for Generation of Steam)		
Quantity (Tonnes)	7,241,660	7,862,788
Total Amount (Rs in mn)	8,994	9,316
Average Rate (Rs)	1,242	1,185
3 Furnace Oil (Fuel Oil,L.D.Oil,HSD Oil)		
Quantity (KL)	208,908	214,378
Total Amount (Rs in mn)	3,770	3,452
Average Rate (Rs)	18,044	16,102
4 Steam (Purchased)		
Quantity (Tonnes)	309,806	274,160
Total Amount (Rs in mn)	60	53
Average Rate (Rs)	194	192

B Consumption per Unit of Production (per MT)	Unit	2006-07	2005-06
1 Aluminium Metal (including Alumina)			
Electricity	kwh	15,939	15,842
Furnace Oil	Litres	225	225
Steam Coal	MT	1.298	1.340
2 Redraw Rods (including Alloy Rods)			
Electricity	kwh	61	60
Furnace Oil	Litres	30	33
3 Fabricated Products (Rolled & Extrusion)			
Electricity	kwh	976	961
Furnace Oil	Litres	55	51
4 Aluminium Foil			
Electricity	kwh	995	996
5 Aluminium Wheel			
Electricity	kwh	55	44
6 Copper Cathodes			
Electricity	kwh	1,858	2,411
Furnace Oil	Litres	46	64
Propane	Kg	24	34
Naptha	Kg	49	81
RLNG	SCM	71	11
7 Copper Rods			
Electricity	kwh	57	63
Propane	Kg	1	20
RLNG	SCM	40	17
8 Di Ammonium Phopate (DAP/NPK)			
Electricity	kwh	166	151
Furnace Oil	Litres	5	5

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

B. TECHNOLOGY ABSORPTION

FORM- B

RESEARCH & DEVELOPMENT (R& D)

A. ALUMINIUM BUSINESS

1. **Specific areas in which R&D carried out:**

   - Development of new products of special hydrates, aluminas, aluminium and new applications for existing products.
   - New product development e.g. Roofing Sheets, Colour Coated Coils, Alclad sheets and Roof on roof structurals and LPG Cylinder.
   - Conservation of raw material and resources e.g Study of different bauxites, their characterization and optimization of processing parameters.
   - Optimization of process parameters for better efficiency like flocculant consumption.
   - Development of Indigenous Lubricant for use in DC casting of Aluminium Hard Alloys and post-lubrication of Semi Rigid Container Foils, used in food packaging.
   - Optimization of process parameters for casting practice and thermal treatment of different aluminium alloys for Defence and other sectors.
   - Development of software logic for heat regulating system for baking furnaces.
   - Performance evaluation of modified Carbon Cathode Blocks for reduction in specific energy consumption.
   - Development of Virtual Pot & Thermal Modelling for assessment of changes in Pot variables.
   - Superheat measurement of Electrolyte for better ratio control & pot performance.
   - Development of Advanced Process Control Software for Dynamic Feed control of Alumina.
   - Optimization of Process Parameters & Process Up gradation through increased Line amperage, metal pad, anode size & stub diameter.
   - Development of analytical facilities to assess the health of Oils & Lubricants.
   - Development of process for life enhancement for boiler super heater parts.
   - Waste minimization and reutilization :
     - Reduced red mud generation by increasing the extraction efficiency by process optimization.
     - Utilization of Fly ash in brick manufacturing.
     - ETP Sludge in red mud plantation.
     - Reduction in steam consumption through optimization of process parameters thereby reducing wastes upstream.
   - Environment preservation and sustenance e.g. Recycling of treated industrial and domestic effluent for process use.

2. **Benefits derived as a result of the above R&D:**

   - New market for special alumina and aluminium applications enabling the company to maintain its leading position.
   - Branding of Hindalco Products with pentration in new market segments.

- Increase in operating efficiency of different plants.
- Reduction in specific consumption of raw materials.
- Reduction in specific energy consumption in total production cycle.
- Improved waste management and better environmental condition in the plant.
- Development of import substitute spares indigenously e.g turbine parts, ECL Cranes etc.
- Sustenance in purity of metal.
- Better water resource management through chemistry control and recycling and recovery from plant/ colony effluents.
- Development of special alloy has opened avenue for inexpensive Import substitution.
- Improvement in surface quality of aluminium ingots.
- Better health of equipment and machinery through improved lubrication management.
- Hi-tech application of sheet products in auto industry.

3. **Future plan of action:**

- Exploratory research in the field of finer and speciality alumina with thrust in application.
- To develop new aluminium product variant.
- To work for new application of aluminium alloys in transport particularly in motor vehicles, railways, building & construction and packaging sectors.
- To effectively use waste products e.g. Dross, Fly ash etc.
- To interact with reputed educational and industrial institutions to explore joint projects in field of aluminium.
- Monitoring of thermal efficiency and identification of process improvement areas.
- Laboratory simulation of heat treatment process for dies and tooling.
- Analytical method development for better process control.
- Virtual pot & Thermal Modelling for design of High amperage Cells and develop facilities for enhanced throughput.
- Explore possibility of increasing the production volumes for Defence Sector & other import substitution alloys.
- Simulation studies for improvement in Rolled products manufacturing.

B. COPPER BUSINESS

1. **Specific area in which R&D has been carried out:**

- Enhanced campaign life of converter refractory.
- SAP-I & III cooling tower blow down water (~500M3/day) being utilized for PRJS make up water. Commissioning of additional water reservoir of 1,50,000 M3 capacity.
- Improvements in AlF3 operation.
- Modification of C furnace feed tank nozzle from 3 mm to 6 mm and dry concentrate carrying system screen of S furnace feed.

- In-house modification of anode scrap charging machine of Smelter –III.
- Integration of CPP-I/II , CPP-III and SAP-III steam network.
- Elimination of roots blower operation for ash conveying by utilizing air from PA fan.
- In-house re-engineering and manufacturing of CJD burner of Smelter-I.

2. **Benefits derived as a result of above improvement:**
   - Improvement in plant availability and cost saving.
   - Improved productivity and product quality.
   - Reduced nozzle choking and downtime of equipment has resulted in increased plant availability, cost saving and improved environment.
   - Reduction in specific energy consumption for smelting.

3. **Future plan of Action:**
   - To install new scrubbing system as per Monsanto design in Phosphoric acid plant.
   - CFD modeling and optimization of PS Converter.
   - Flow and heat transfer studies in S-Furnace waste heat boiler.
   - Simulations of hot gas generators for understanding the swirl pattern inside the HGG of Captive Power plant.
   - New technology for removal of Arsenic and Bismuth from Copper electrolyte.

Expenditure on R&D

(Rs in Million)

	2006-2007	2005-2006
a. Capital	7.22	24.35
b. Recurring	98.03	74.26
c. Total – A+B	105.25	98.61
d. Total R&D Expenditure as % of total turnover	0.06%	0.09%

Technology Absorption, Adaptation and Innovation

i. **Efforts in brief**

The Company continued to make efforts to absorb the imported technology and its assimilation in Indian environment to fully harness the same.

Areas of technology absorptions are :

- Process control for special automobile application products.
- Surface treatment for speciality sheet products.
- Better gauge and dimensional tolerance for sheet products.

ii. **Benefits derived:**

Efforts have resulted in better understanding of imported technologies and utilize the same with cost competitiveness and enhanced product range.

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

iii. Details of technology imported in the past 5 years

Technology imported for	Year of Import	Has technology been fully absorbed	If not fully absorbed, areas where this has not taken place, reason thereof and future plan of action
ALUMINIUM			
Anode moulding	2003-04	Yes	N.A.
Separation of red mud from pregnant liquor	2004-05	Yes	N.A.
Sheet surface treatment and flatness	2004-05	Yes	NA
Clad sheet manufacturing	2005-06	Yes	NA
COPPER			
Ausmelt technology for Copper-II	2002-03	Yes	N.A.
Cryogenic air separation for Oxygen-III	2002-03	Yes	N.A.
Mitsubishi Technology for Copper-III	2003-04	Yes	N.A.
Cryogenic air separation for Oxygen-IV	2005-06	Yes	N.A.
Cryogenic air separation for Oxygen-V	2006-07	Yes	N.A.

C. FOREIGN EXCHANGE EARNINGS & OUTGO

a) **Activities related to Exports**

The Company has taken successful initiatives to increase exports during the year to Rs. 69,732.05 million.

b) **Total Foreign Exchange used and earned**

Foreign exchange used	Rs.100,831.85 million
Foreign exchange earned	Rs. 69,775.37 million

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

To The Members of **Hindalco Industries Limited.**

We have examined the compliance of the conditions of corporate governance by Hindalco Industries Limited for the year ended 31st March, 2007, as stipulated in clause 49 of the Listing Agreement of the said Company with stock exchanges in India.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to the procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

Camp: Mumbai
Dated: The 4th day of May, 2007

1-B, Old Post Office Street,
Kolkata-700 001

For SINGHI & CO
Chartered Accountants

RAJIV SINGHI
Partner
Membership No.: 53518

STATEMENT OF PARTICULARS OF EMPLOYEES PURSUANT TO THE PROVISIONS OF SECTION 217 (2A) OF THE COMPANIES ACT, 1956 AND FORMING PART OF THE DIRECTORS' REPORT FOR THE YEAR ENDED 31ST MARCH, 2007

SN	Name (Years)	Designation	Qualification	Age (Years)	Date of Joining	Experience (Years)	Gross Remuneration	Previous Employment —
1	R K Kasliwal	Advisor	B Com , FCA	62	4-Dec-67	39	9,091,086	-
2	Pratik Roy	Chief People's Officer (Metal Business)	M.A.	54	21-Dec-04	31	4,331,725	Head HR (Corporate), Novartis India Ltd.
3	Sumirmal Talukdar	President & CFO	A.C.A.	55	1-Oct-86	27	4,935,496	The G E C of India Ltd
Aluminium Business								
4	A R Sangolli	Head -Operations (Foil & Wheel)	B.E. (Mechanical)	59	1-Nov-71	36	3,403,729	-
5	Ajey Srivastava	Joint President (Fabrication)	B E Hons(F) MIE(India)	60	7-Dec-69	37	4,032,387	-
6	Amit Kumar Basu	Joint President - Hr,Corporate Affairs & Legal	DSW - Personnel	59	17-Jul-78	36	2,765,964	Bengal Electric Lamp Works Ltd
7	Anil Kumar Sinha	Senior Vice President (Human Resources)	B A (Hons) , PGD Personnel Mgt , LLB	50	26-Oct-04	27	2,605,837	Director(HR) Timken India Ltd.
8	Arun Balsu Powar	Joint President - Technology	B.E. (Mechanical)	57	11-Oct-87	34	3,718,829	Alu Indus Sdn Bhd, Malaysia
9	G.M Pandey	Sr. Vice President (Maintenance)	B.Sc. Engg.(mech.), M.sc. Engg. (Mech), Graduateship (Indi Engg), Diploma (Mgt)	57	1-Aug-02	34	2,417,332	Vice President (Power Projects) Indo Gulf Fertilizers & Chemicals Corporation Ltd.
10	Himadri Banerjee	Vice President - Mineral Business	PHD-Geology	56	6-Apr-92	32	3,943,751	Jadavpur University
11	I C Rao	Senior Vice President (FRP Marketing)	B.Tech(Mech.)PGDIM	46	3-Oct-97	24	2,924,169	Assistant Vice President, Grasim Industries Ltd.
12	J.Bhaumik	Joint President (Power)	B.e. (Mech), M.Tech. (Ttermal Engg.), M.B.A. (Finance)	51	31-Jan-05	28	2,848,565	General Manager, N.T.P.C. (Auraiya Plant, U.P.)
13	K K Patodia	Sr. Vice President (Raw Materials)	B.E./B.Tech/B.Sc.Engg/M.E./M.Tech	60	20-Aug-90	37	2,679,423	Consultant, Air Conditioning Corporation
14	P Balakrishnan	Chief Officer-Operations	B.E.(Mechanical), PGDBM	58	11-Jun-00	36	7,587,098	Executive Director, Kirloskar Electric Co. Ltd.
15	P C Panda	Vice President - Legal & Corporate Affairs	M. A. , M. Phil, LLM	52	23-Mar-99	25	2,700,404	Dalmia Cement (P) Ltd
16	Rabindra Misra	Joint President - Hirakud Complex	B.E. (Electrical)	52	1-Oct-81	26	2,934,008	-
17	Raghavendra S Dhulkhed	Sr. Vice President (Aluminium Technology)	B Tech(Chem.) , PGD (Interml. Mgt.)	52	2-Aug-04	30	3,769,506	Vice President, Praxair (I) P Ltd.
19	Rahul Mohnot	Joint Executive President(F & C)	M.Com., FCA,FCS	50	2-Feb-04	27	3,992,721	Joint Executive President (F&C) Essel Mining & Industries Ltd.
20	Raj Prakash Shah	Executive President & Chief Manufacturing Officer	B.Tech (Chem Engg.)	60	30-Dec-69	36	5,392,610	-
21	Ratan Kumar Shah	Chief Officer Operations (Aluminium And Power)	B.Tech (Chem Engg.) MS (Chem Engg.)	53	18-Aug-03	29	10,274,315	President, Vikram Ispat
22	Sachida Nanda Jena	Chief Officer-Operations (Project)	B.Sc Engg(Hon) Metallurgy	56	22-Aug-05	37	2,622,636	Vice President, Sterlite(Vedanta Group)
23	Sanjeev Goel	Chief Information Officer(Metal)	M Tech (Mgt&Sys) Dip (Export Mgt)	37	16-Jun-01	15	4,024,595	Vice President, IBILT
24	Satish M Bhatia	President - Foil & Wheel	Bsc. Engg.(Mechanical)	54	1-Sep-04	32	5,797,825	Jindal Iron & Steel Co. Ltd
25	Satrajit Ray	Vice President - Finance	A.C.A.	48	1-Jun-84	23	3,855,409	S N Guha & Co.- Chartered Accountants
26	Shankar Ray	President - Chemicals & International Trade	B.Tech. (Chemical), PGDM	53	15-Dec-77	31	4,209,052	Assam Oil Company, Assam
27	Shashi K Maudgal	Chief Marketing Officer	B.Tech.(Chem),PGDBM	53	14-Feb-01	28	7,063,448	Executive Director, (Marketing & Sales) Ceat
28	Subrata Majumdar	Joint President - Operations	B.E. (Mechanical)	59	28-Nov-88	38	3,056,640	India Foils Ltd
29	Subrata Sen	Sr. Vice President - Taxation	A.C.A.	56	1-Feb-79	32	3,986,572	Avery India Limited
30	Suryanarayana Bontha	Chief Executive Officer (Aditya Aluminium Project)	B. E.(Electrical) Dip In Management	57	28-Feb-05	35	5,781,227	Executive Director(Projects), Neelachal Ispat Nigam Ltd.
Copper Business								
31	Brij Mohan Sharma	Joint Executive President (Marketing)	B.Sc.-70 , MBA-76	56	24-Jul-96	34	3308521	Vice President (Marketing) NRC Ltd (Mumbai)
32	J.P.Paliwal	Joint Executive President (Concentrates Procurements)	BE(Mech)-73, DMS-84	57	1-Oct-95	34	2802996	Vice President (Project) Rajshree Cement
33	Y.K.Mathur	Senior Vice President(Engg)	BE-Mech 74	54	26-May-95	33	2498398	Sr.Manager Rampura Agucha Mine, Bhilwara (Rajasthan)
Employed for part of the year								
Aluminium Business								
34	Barry Marshall	Head Risk Management	B.A.(Hons) University of London (Soas)	54	2-May-05	33	10,049,427	Director, Metal Operations, Hunter Douglas NV
35	Brahmajyoti Mukherjee	Vice President - HR	B.tech (Mechanical) PGDIE	49	1-Nov-96	24	1,888,694	Infar (India) Ltd
36	H R Pattanayak	Jt. President(P)	B.Sc. Engg. (Elect.)	57	16-Jul-05	33	4,739,370	Chief Project Management
37	K Somaskandan	Senior Manager - Civil	D.C.E. - Civil	58	15-Apr-68	38	844,503	-
38	P J Thomas	Dy. Manager - Safety	DME, DIS	58	1-Apr-72	34	722,588	-
39	Rajendra Prasad Tiwari	Senior Vice President (Projects)	B Sc Engg	60	12-Dec-96	37	2,165,564	Dy GM, NTPC
40	Ram Avtar Patodia	Vice President	B. Com. C.A.	41	1-Nov-89	17	2,655,239	Astt.Manager, BK.Khare & Co.
41	S Castello	Sr. Mgr - Secretarial Service	Senior Cambridge	58	1-Sep-68	39	938,145	Carter-Wallace Pvt Ltd
42	S R Mathkar	Manager - Mechanical	D.M.E., D.E.E	58	11-Nov-71	35	820,757	-
43	S R Pandit	Sr. Officer - Secretarial Service	S.S.L.C.	58	7-Jul-69	39	688,740	Bombay Telephone Exchange
44	S.R Gopal	Sr. V.P (Design)	M E (Metallurgy)', B E (Metallurgy)	60	29-Sep-79	34	2,284,804	IISCO,Burnpur Production Engineer
45	Soumitra Barari	Vice President - Kalwa Works	B.Sc, Dip - Printing Technology	49	3-Jan-01	28	762,872	India Foils Ltd
46	Sumit Banerjee	President - Foil & Wheel	B.tech (Mechanical)	51	10-May-90	27	1,746,788	Larsen & Toubro Limited
47	Sunil Mehta	Chief Pilot	High School, Common Pilot Licence	62	1-Feb-81	33	7,019,000	Pilot, Grasim Industries Ltd.
48	V J Nayak	Dy. Manager - Accounts	S.S.L.C.	58	31-Dec-72	34	740,361	-
Copper Business								
49	Akshaya Kumar Saxena	Joint Executive President (Works)	BE-Tech-Metallurgy	47	1-Jul-03	26	764,097	Vice President Ispat Metallics (India) Ltd
50	Kim Freeman	COO(Mines)	B.Engg. (Mining), B.Sc (Engg.)	54	1-Apr-05	32	9,745,927	Director (New Mine Project) Falconbridge Ltd
51	N.M.Patnaik	Senior Vice President (Finance & Commercial)	B.Com, LLB,FCA,ACS, PGDM (Finance)	48	25-Dec-06	23	570,306	Vice President (F&A) Jindal Stainless Ltd, Jajpur (Orrisa)
52	P.S.Ghose	Joint Executive President (Projects)	BE-Mech, M.Tech	56	6-Nov-03	30	1,455,569	Vice President Sterlite Industries Ltd
53	Vikram Kasbekar	Executive President	B.Tech (Mech)	53	13-Nov-06	31	3,529,979	Vice President (Operation) Hero Honda Motors Ltd (Gurgaon)

Notes :-

1 **Nature of Employment : All Appointments are non-contractual. Other terms and conditions as per Company's Rules/Scheme**
2 **Remuneration as shown above includes salary, Allowance,Ex-gratia, Contribution to Provident Fund and Superannuation Scheme and other perquisites.**
3 **None of the Employees named above is a relative of any Director of the Company.**

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of **HINDALCO INDUSTRIES LIMTIED** as at 31st March, 2007 and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our Audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's report) Order, 2003, as amended by the Companies (Auditor's Report)(Amendment) Order, 2004 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose as Annexure, a statement on the matters specified in the paragraphs 4 and 5 of the said order.

Further to our comments in the Annexure referred above, we report that:

1) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

2) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

3) The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

4) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

5) On the basis of the written representations received from the directors and taken on record by the Board of Directors, we report that none of the Directors are disqualified as on 31st March, 2007 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

6) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes in Schedule 22 give the information required by the Companies Act, 1956 (as amended) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;

   (a) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2007;

   (b) In the case of the Profit & Loss Account, of the Profit for the year ended on that date; and

   (c) In the case of Cash Flow Statement, of the Cash Flows for the year ended on that date.

Camp : Mumbai
Dated : The 4th day of May, 2007

For SINGHI & CO.
Chartered Accountants

1-B, Old Post Office Street,
Kolkata-700 001.

RAJIV SINGHI
Partner
Membership No. 53518

ANNEXURE TO THE AUDITORS' REPORT

I (a) The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets.

(b) Fixed Assets have been physically verified by the management periodically in a phased manner and no material discrepancies have been noticed on physical verification as confirmed by the management.

(c) No substantial part of Fixed Assets has been disposed off during the year, which has bearing on the going concern assumption.

II (a) Physical verification of Inventory (except stocks in transit and stocks lying with third parties, confirmation for which has been obtained) have been conducted at reasonable intervals during the year by the management.

(b) In our opinion, the procedures of physical verification of Inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

(c) The Company has maintained proper records of inventory. No material discrepancies were noticed on physical verification.

III. (a) The Company has not granted any loans, secured or unsecured to companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause 4(III)(b) to (d) of the Order are not applicable.

(b) The Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause 4(III)(f) to (g) of the Order are not applicable.

IV. On the basis of checks carried out during the course of audit and as per explanations given to us, we are of the opinion that there are adequate internal control procedures commensurate with the size of the Company and the nature of its business; for the purchase of inventory and fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal controls.

V. In our opinion and according to the information and explanations given to us, there are no contracts and arrangements referred to in Section 301 of the Companies Act, 1956, particulars of which need to be entered into a register maintained under Section 301 of the Act. Accordingly, clause 4(V)(b) of the Order is not applicable.

VI. The Directives issued by the Reserve Bank of India and the provisions of sections 58A and 58AA or any other relevant provisions of the Companies Act, 1956, and the rules framed there-under have been complied with in respect of deposits accepted from the public. We have been informed that, no order has been passed by Company Law Board or National Company Law Tribunal or Reserve Bank of India or any other Court or Tribunal in this regard.

VII. The Company has an Internal Audit System, which in our opinion is commensurate with the size and nature of the business.

VIII The Company has maintained proper cost records as prescribed by Central Government under Section 209 (1) (d) of the Companies Act, 1956, for the products of the Company but no detailed examination of such records has been carried out by us.

IX (a) According to the information and explanations given to us and on the basis of our examination of the books of accounts, the Company is generally regular in depositing undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Service Tax, Custom Duty, Excise Duty, Cess and other statutory dues with the appropriate authorities. According to the information and explanations given to us no undisputed statutory dues as above were outstanding as at 31st March, 2007 for a period of more than 6 months from the date they became payable.

(b) According to the information and explanations given to us, the dues of Sales Tax, Income Tax, Customs Duty, Wealth Tax, Excise Duty, Cess, Service Tax and other statutory dues which have not been deposited on account of any dispute and the forum where the dispute is pending are as under:

Name of the Statute	Nature of Dues	Periods to which the matter pertains	Amount (Rs. in Millions)	Forum where the dispute is pending
Customs Act, 1962	Custom Duty	2004-05 and 2005-06	763.97	Commissioner of Customs (Appeals), Ahmedabad.
Central Excise Act, 1944	Excise Duty	2000-01 to 2002-03	1,553.06	Supreme Court/Commissioner of Customs.
	Excise Duty on Power	1994-95	145.94	The High Court, Delhi.
	Excise Duty	1995-96 and 1996-97	7.42	The High Court, Orissa.
	Excise Duty	1992-93	2.14	The High Court, Kerala.
	Excise Duty and Service Tax	1987-88, 1988-89, 1996-97, 1993-94, 1995-96 and 1997-1998 to 2006-07	42.99	Customs, Excise & Service Tax Appellate Tribunal, Mumbai.
	Excise Duty and Service Tax	1996-97 to 2002-03, 2004-05 and 2005-06	54.03	Customs, Excise & Service Tax Appellate Tribunal, New Delhi.
	Excise Duty	1993-94	0.10	Customs, Excise & Service Tax Appellate Tribunal, Bangalore.
	Excise Duty	1998-99 and 1999-00	0.20	Customs, Excise & Service Tax Appellate Tribunal, Ahmedabad.
	Excise Duty	2003-04 and 2004-05	0.83	Customs, Excise & Service Tax Appellate Tribunal, Kolkata.
	Excise Duty	1992-93 and 1998-99 to 2005-06	27.28	Commissioner (Appeals).
Central Sales Tax Act, 1956	Sales Tax	2003-04 and 2004-05	74.66	Appellate Authorities.
	Sales Tax	1986-87, 1989-90, 1990-91 and 1992-93	1.56	The High Court, Orissa.
	Sales Tax	1999-2000, 2001-02 and 2002-03	35.11	Appellate Authorities, Orissa.
	Sales Tax	2002-03	6.83	Commissioner of Commercial Tax, Ranchi.
	Sales Tax	1997-98 and 2001-02	74.93	Dy. Comm. Commercial Tax, Ranchi.
	Sales Tax	1995-96, 1996-97,1997-98, 1999- 2000, 2001-02 and 2003-04	8.31	Revisional Board of Commercial Tax (West Bengal).
	Sales Tax	1997-98	16.50	Joint Commissioner (Appeals), Vadodra, Gujarat.
	Sales Tax	1999-00 to 2002-03	89.20	Sales Tax Appellate Authorities.
	Sales Tax	1977-78, 1978-79, 1988-89, 1989-90, 1990-91, 1991-92, 1995-96, 1996-97, 1997-98 and 1999-00	12.83	Asst. Commissioner (Assessment).
	Sales Tax	1996-97, 1997-98, 1999-00 and 2000-01	2.69	Various Sales Tax Authorities.
Kerala General Sales Tax Act, 1963	Sales Tax	1990-91, 1996-97, 1997-98, 1998-99 and 1999-00	4.51	Asst. Commissioner (Assessment).
Jharkhand Sales Tax Act, 1981	Sales Tax	1997-98 and 2001-02	3.09	Dy Comm. Of Commercial Tax, Ranchi.
Orissa Sales Tax Act, 1947	Sales Tax	1995-96	4.59	The High Court, Orissa.
	Sales Tax	1999-00	2.20	Commissioner of Commercial Tax, Orissa.
	Sales Tax	2004-05	3.61	Addl. Comm. of Sales Tax, Orissa.
	Sales Tax	1996-97	9.10	Assessing Officer, Sambalpur Circle.
West Bengal Sales Tax Act, 1994	Sales Tax	1995-96, 1996-97, 1997-98, 1998-99, 1999-00 and 2003-04	18.40	Revisional Board of Commercial Taxes (West Bengal).

Name of the Statute	Nature of Dues	Periods to which the matter pertains	Amount (Rs. in Millions)	Forum where the dispute is pending
Chhattisgarh Development and Environment Cess.	Vikas Upkar and Pariyavaran Upkar on the Royalty paid on Bauxite	2006-07	1.84	The High Court, Chhattisgarh.
Entry tax Act	Entry Tax	2002-03, 2005-06 and 2006-07	199.63	The High Court, Allahabad.
	Entry Tax	2000-01, 2002 -03, 2005-06 and 2006-07	33.88	Various Tax Authorities at Orissa.
Shaktinagar Special Area Development Authority.	Cess on Coal	1997-98	36.42	The High Court, Allahabad.
Employee State Insurance Corporation	E.S.I. Contribution	1997-98	1.57	E S I C Office.

X The Company does not have any accumulated losses and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

XI The Company has not defaulted in repayment of dues to Financial Institutions or Banks or Debenture holders.

XII According to the information and explanations given to us, the Company has not granted any loans or advances on the basis of security by way of pledge of Shares, Debentures and other Securities.

XIII The Company is not a chit fund or a nidhi/mutual benefit fund/ society.

XIV The Company is not in the business of dealing or trading in shares. The Company has maintained proper records of transactions and contracts in respect of Shares, Securities, Debentures and other Investments and timely entries have been made therein. The Shares, Securities, Debentures and other Investments have been held by the Company, in its own name except to the extent of exemption, granted under Section 49 of the Companies Act, 1956.

XV In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by its Subsidiaries and Joint Ventures from Banks and Financial Institutions are not prima facie prejudicial to the interest of the Company.

XVI Based on information and explanations given to us by the management, term loans were applied for the purpose for which the loans were obtained.

XVII According to the information and explanations given to us and on the basis of our overall examination of the Balance Sheet and Cash Flow Statement, we report that no funds raised on short term basis have been used for long term investment of the company.

XVIII During the year under Audit, the Company has not made any preferential allotment of shares to parties or companies covered in the register maintained under Section 301 of the Companies Act, 1956.

XIX On the basis of records made available to us, the Company has created Securities in respect of Debenture issued/ outstanding during the year.

XX The Company has made Rights Issue during the previous year and received 1st call money during the year. The end use of money received as above has been disclosed in the note no. 4 to Schedule 22 on notes to account forming part of the accounts and the same has been verified by us.

XXI Based upon the audit procedures performed and on the basis of information and explanations provided by the management, we report that no fraud, on or by the Company has been noticed or reported during the year.

Camp : Mumbai
Dated : The 4th day of May, 2007

For SINGHI & CO.
Chartered Accountants

1-B, Old Post Office Street,
Kolkata-700 001.

RAJIV SINGHI
Partner
Membership No. 53518

BALANCE SHEET AS AT 31ST MARCH, 2007

(Rs. in Million)

	Schedule	As at 31st March, 2007	As at 31st March, 2006
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	'1'	1,043.25	985.66
Reserves and Surplus	'2'	123,137.12	95,076.86
		124,180.37	96,062.52
LOAN FUNDS			
Secured Loans	'3'	64,102.03	28,480.47
Unsecured Loans	'4'	9,583.98	20,553.91
		73,686.01	49,034.38
DEFERRED TAX LIABILITY (NET)		11,258.01	12,333.59
	TOTAL	209,124.39	157,430.49
APPLICATION OF FUNDS			
FIXED ASSETS			
Gross Block	'5'	112,526.55	104,182.53
Less : Depreciation		40,563.25	35,310.72
Less : Impairment		1,896.21	1,043.81
Net Block		70,067.09	67,828.00
Capital Work-in-Progress		14,764.25	8,329.17
		84,831.34	76,157.17
INVESTMENTS	'6'	86,753.17	39,712.86
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	'7'	43,153.14	40,950.88
Sundry Debtors	'8'	15,045.02	12,484.01
Cash and Bank Balances	'9'	6,654.96	9,172.85
Other Current Assets	'10'	1,188.08	2,447.34
Loans and Advances	'11'	11,742.20	7,972.66
		77,783.40	73,027.74
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Current Liabilities	'12'	27,433.79	21,995.62
Provisions	'13'	12,841.41	9,531.66
		40,275.20	31,527.28
NET CURRENT ASSETS		37,508.20	41,500.46
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	'14'	31.68	60.00
	TOTAL	209,124.39	157,430.49
Significant Accounting Policies & Notes on Accounts	'22'		

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 4th day of May, 2007

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2007

(Rs. in Million)

INCOME	Schedule	For the year ended 31st March, 2007	For the year ended 31st March, 2006
Gross Sales and Operating Revenues	'15'	199,200.86	124,763.64
Less: Excise Duty		16,070.98	10,798.88
Net Sales and Operating Revenues		183,129.88	113,964.76
Other Income	'16'	3,700.69	2,439.11
		186,830.57	116,403.87
EXPENDITURE			
(Increase)/ Decrease in Stocks	'17'	(4,425.17)	(10,338.40)
Raw Materials Consumed	'18'	110,553.14	65,829.48
Goods Purchased		230.19	204.19
Payments to and Provision for Employees	'19'	5,195.81	4,627.62
Other Operating Expenses	'20'	31,426.05	27,591.24
Interest and Finance Charges	'21'	2,423.88	2,251.68
Depreciation		5,528.02	5,166.77
Impairment		852.40	44.54
		151,784.32	95,377.12
PROFIT BEFORE EXTRAORDINARY ITEM AND TAX		35,046.25	21,026.75
Extraordinary Item (Net)		—	(30.22)
PROFIT BEFORE TAX		35,046.25	21,056.97
Provision for :			
Current Tax		9,841.00	3,241.07
Deferred Tax		(551.00)	1,159.80
Fringe Benefit Tax		113.00	100.60
NET PROFIT		25,643.25	16,555.50
Balance brought forward from Previous year		550.00	550.00
Transfer from Debenture Redemption Reserve		1,450.00	1,062.50
BALANCE AVAILABLE FOR APPROPRIATIONS		27,643.25	18,168.00
APPROPRIATIONS			
Debenture Redemption Reserve		186.82	750.51
Interim Dividend on Equity Shares		1,773.44	—
Tax on Interim Dividend		248.72	—
Proposed Dividend on Equity Shares		—	2,168.38
Tax on Proposed Dividend		—	304.12
Transfer to General Reserve		24,434.27	14,394.99
Balance Carried to Balance Sheet		1,000.00	550.00
		27,643.25	18,168.00
Basic and Diluted Earnings per Share (in Rupees)		25.52	16.79
Significant Accounting Policies & Notes on Accounts	'22'		

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 4th day of May, 2007

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Rs. in Million)

SCHEDULE '1'	Nos. 31st March, 2007	Nos. 31st March, 2006	As at 31st March, 2007	As at 31st March, 2006
SHARE CAPITAL				
AUTHORISED				
Equity Shares of Re.1/- each.	1,450,000,000	1,450,000,000	1,450.00	1,450.00
14% Redeemable Cumulative Preference Shares of Rs. 100/- each	500,000	500,000	50.00	50.00
			1,500.00	1,500.00
ISSUED				
Equity Shares of Re.1/- each	1,159,329,501	1,159,329,501	1,159.33	1,159.33
			1,159.33	1,159.33
SUBSCRIBED AND PAID-UP				
Equity Shares of Re.1/- each fully paid-up	927,808,470	927,808,470	927.81	927.81
Equity Shares of Re.1/- each (Called & paid-up of Re. 0.25 each)	—	231,521,031	—	57.88
Equity Shares of Re.1/- each (Called & paid-up of Re. 0.50 each)	231,521,031	—	115.76	—
			1,043.57	985.69
Less: Face value of Shares forfeited	60,500	60,500	0.06	0.06
			1,043.51	985.63
Add: Forfeited Shares Account (Amount Paid-up)			0.03	0.03
			1,043.54	985.66
Less: Calls-in-Arrears			0.29	—
			1,043.25	985.66

Note:

1. **Subscribed and Paid-up Equity Share Capital include:**
   - (i) 491,766,770 (Previous year 491,766,770) Equity Shares of Re. 1/- each fully paid-up allotted as fully paid-up Bonus Shares by Capitalisation of General Reserve and Capital Redemption Reserve.
   - (ii) 6,000,000 (Previous year 6,000,000) Equity Shares of Re. 1/- each fully paid-up allotted pursuant to a contract for consideration other than cash.
   - (iii) 187,678,350 (Previous year 187,678,350) Equity Shares of Re. 1/- each fully paid-up allotted to the share holders of erstwhile Indo Gulf Corporation Limited pursuant to the Scheme of Arrangement without payment being received in cash.
   - (iv) 2,995,220 (Previous year 2,995,220) Equity Shares of Re. 1/- each fully paid-up allotted to the share holders of erstwhile Indian Aluminium Company Limited pursuant to the Scheme of Arrangement without payment being received in cash.

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Rs. in Million)

	As at 31st March, 2007	As at 31st March, 2006
SCHEDULE '2'		
RESERVES AND SURPLUS		
Capital Reserve		
As per last Balance Sheet	4.00	4.00
Capital Redemption Reserve		
As per last Balance Sheet	1,007.59	1,007.59
Securities Premium Account		
As per last Balance Sheet	14,547.02	9,291.17
Add: Rights Issue Premium	5,471.09	5,498.63
	20,018.11	14,789.80
Less: Rights Issue Expenses (Net of Taxes)	—	242.78
	20,018.11	**14,547.02**
Debenture Redemption Reserve		
As per last Balance Sheet	3,759.88	4,071.87
Add: Created during the year	186.82	750.51
	3,946.70	4,822.38
Less: Transferred to Profit and Loss Account	1,450.00	1,062.50
	2,496.70	**3,759.88**
General Reserve		
As per last Balance Sheet	75,208.37	60,813.38
Less: Employee Benefits Adjustment (Net of Taxes)	1,031.92	—
	74,176.45	60,813.38
Add: Transfer from Profit and Loss Account	24,434.27	14,394.99
	98,610.72	**75,208.37**
Profit and Loss Account Balance	**1,000.00**	**550.00**
	123,137.12	**95,076.86**

SCHEDULE '3'
SECURED LOANS

A. Non-Convertible Debentures

		As at 31st March, 2007	As at 31st March, 2006
200	9.75% NCD of Rs. 1 crore each redeemable on 2nd July, 2008 (Put/ call option on 2nd July, 2006) (option exercised)	—	2,000.00
50	9.00% NCD of Rs. 1 crore each redeemable on 17th September, 2008 (Put/call option on 17th September, 2006) (option exercised)	—	500.00
60	7.95% NCD of Rs. 1 crore each redeemable on 15th July, 2009 (Put/call option on 15th July, 2007)	600.00	600.00
75	7.20% NCD of Rs. 1 crore each redeemable Rs. 500.00 million on 23rd August, 2007 & Rs. 250.00 million on 23rd August, 2009 (Put/call option on 23rd August, 2007 for Rs. 250.00 million)	750.00	750.00
105	6.40% NCD of Rs. 1 crore each redeemable on 29th November, 2009 (Put/call option on 29th November, 2007)	1,050.00	1,050.00
	Carried Over ...	**2,400.00**	**4,900.00**

		As at 31st March, 2007	(Rs. in Million) As at 31st March, 2006
SCHEDULE '3' (Cont'd...) SECURED LOANS (Cont'd...)			
	Brought Forward ...	2,400.00	4,900.00
The above debentures are secured by mortgage of all immovable properties of the Renukoot plant, both present and future, save and except some of the Workers' Quarters, ranking pari passu with existing charge holders, and hypothecation of movable properties (excluding all current assets) of Renukoot plant, both present and future.			
50	9.95% NCD of Rs. 1 crore each redeemable on 14th June, 2006 (Redeemed)	—	500.00
486,804	6.60% NCD of Rs. 1 thousand each redeemable on 20th November, 2007	486.80	486.80
100	6.39% NCD of Rs. 1 crore each redeemable on 15th September, 2009	1,000.00	1,000.00
The 6.60% debentures have been secured by mortgage of immovable properties of Belur plant, both present and future, ranking pari-passu with existing charge holders and hypothecation of movable properties of the Belur plant, both present and future (save and except current assets). The 6.39% debentures are secured / to be secured by mortgage of immovable properties of Hirakud Smelter and power plant, both present and future ranking pari-passu with existing charge holders and hypothecation of movable properties of Hirakud smelter and power plant, (save and except current assets) both present and future.			
3,000	12.75% NCD of Rs. 5 lac each redeemable in five equal installments of Rs. 26.50 crore each on 4th December, 2002 (Redeemed), 4th December, 2003 (Redeemed), 4th December, 2004 (Redeemed), 4th December, 2005 (Redeemed) and 4th December, 2006 (redeemed) and Rs. 3.50 crore on 12th December, 2002 (Redeemed), 12th December, 2003 (Redeemed), 12th December, 2004 (Redeemed), 12th December, 2005 (Redeemed) and 12th December, 2006 (Redeemed).	—	300.00
4,000	8.70% NCD of Rs. 5 lac each redeemable on 23rd April, 2007	2,000.00	2,000.00
2,000	8.10% NCD of Rs. 5 lac each redeemable on 19th July, 2009 (Put/call option on 19th July, 2007)	1,000.00	1,000.00
1,000	6.20% NCD of Rs. 5 lac each redeemable on 8th January, 2008	500.00	500.00
1,000	5.95% NCD of Rs. 5 lac each redeemable on 14th January, 2008	500.00	500.00
2,500	6.50% NCD of Rs. 10 lac each redeemable on 6th September, 2009	2,500.00	2,500.00
These debentures are secured by mortgage of immovable properties of the Dahej plant, both present and future, ranking pari-passu with existing charge holders and hypothecation of the movable properties of Dahej plant, both present and future (save and except current assets).			
	Carried Over ...	10,386.80	13,686.80

	As at 31st March, 2007	(Rs. in Million) As at 31st March, 2006
SCHEDULE '3' (Cont'd...)		
SECURED LOANS (Cont'd...)		
Brought Forward ...	10,386.80	13,686.80
B. Loans from Banks:		
Cash Credit and Export Credit Accounts	2,467.10	1,711.28
Working Capital Loan of Aluminium Business (Renukoot) is secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Work-in-Process and Finished Products of Renukoot plant, Working Capital Loan of the balance Aluminium Business is secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Work-in-Process and Finished Products of all other aluminium plants (except Renusagar Power plant) and Working Capital Loan of Copper Business is secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Work-in-Process and Finished Products of Copper Business, both present and future, secured by way of joint equitable mortgage of the immovable assets, on second charge basis, of Copper Business, ranking pari-passu with other Lenders/Institutions.		
Rupee Term Loans	48,850.00	9,995.00
Secured by first charge on all immovable properties of the Company both present and future ranking pari-passu and hypothecation on all the assets both present and future of the Company ranking pari-passu with other charge holders.		
Foreign Currency Term Loans	2,300.00	2,885.37
The JPY loan equivalent to USD 50.00 million is secured by first charge on the immovable properties of the Dahej plant ranking pari-passu with the other charge holders and hypothecation of movable properties both present and future of the Dahej plant ranking pari-passu.		
C. Other Loans:		
Term Loans from Government of Uttar Pradesh under Subsidised Housing Scheme for Industrial Workers	0.35	0.54
Secured by hypothecation of Workers' Quarters at the Renukoot plant.		
Rupee Term Loans from Financial Institutions	—	1.34
Secured by joint equitable mortgage/hypothecation of all properties (save & except book debts) of the Copper Business of the Company, both present & future, ranking pari-passu inter-se, subject to prior charges created in favour of the Company's Bankers on specified movable assets for securing the borrowings for the working capital facilities and Hirakud Power assets.		
Foreign Currency Term Loans from Financial Institutions	97.78	200.14
Deferred payment Guarantee of the Bank is secured by first charge on all immovable properties of the Copper Business, both present and future, ranking pari-passu with other charge holders.		
	64,102.03	28,480.47
SCHEDULE '4'		
UNSECURED LOANS		
Employees' and other Deposits	211.17	261.49
Short Term Loans:		
Rupee Loans from Banks	—	150.00
Foreign Currency Loans from Banks	2,477.92	3,773.20
Buyers' Credit	4,453.80	13,908.84
Other Loans:		
Foreign Currency Term Loans from Banks	2,243.56	2,243.56
Sales Tax Deferral	197.53	216.82
	9,583.98	20,553.91

SCHEDULE '5'
FIXED ASSETS

(Rs. in Million)

	ORIGINAL COST				DEPRECIATION				IMPAIRMENT				NETBOOK VALUE	
	As at 31st March, 2006	Additions/ Adjustments	Deductions	As at 31st March, 2007	As at 31st March, 2006	Additions/ Adjustments	Deductions	As at 31st March, 2007	As at 31st March, 2006	Additions/ Adjustments	Deductions	As at 31st March, 2007	As at 31st March, 2007	As at 31st March, 2006
A. Tangible Assets														
Mining Rights	284.88	—	0.41	284.47(a)	132.91	7.38	—	140.29	—	—	—	—	144.18	151.97
Leasehold Land	570.63	3.68	—	574.31(b)	36.35	6.91	—	43.26	—	—	—	—	531.05	534.28
Freehold Land	435.86	2.11	—	437.97(c)	2.00	0.15	—	2.15	10.64	2.90	—	13.54	422.28	423.22
Buildings	9,189.12	1,036.69	15.72	10,210.09(d)	1,812.10	243.56	5.94	2,049.72	157.82	61.17	—	218.99	7,941.38	7,219.20
Plant & Machinery	89,696.31	7,309.11	213.80	96,791.62(e)	31,300.58	4,934.07	165.31	36,069.34	875.15	788.33	—	1,663.48	59,058.80	57,520.58
Vehicles & Aircraft	1,388.39	115.09	86.31	1,417.17	525.89	87.98	55.58	558.29	—	—	—	—	858.88	862.50
Furniture & Fittings	1,980.37	198.62	44.00	2,134.99	1,131.38	165.63	30.76	1,266.25	—	—	—	—	868.74	848.99
Railway Sidings	61.89	35.06	—	96.95	36.14	3.34	—	39.48	—	—	—	—	57.47	25.75
Live Stock	0.72	0.02	0.05	0.69	—	—	—	—	—	—	—	—	0.69	0.72
B. Intangible Assets														
Technological Licences	305.83	—	—	305.83(g)	96.96	57.57	—	154.53	—	—	—	—	151.30	208.87
Computer Software	268.53	21.83	17.90	272.46(g)	236.41	21.43	17.90	239.94	0.20	—	—	0.20	32.32	31.92
	104,182.53	8,722.21	378.19	112,526.55(f)	35,310.72	5,528.02	275.49	40,563.25	1,043.81	852.40	—	1,896.21	70,067.09	67,828.00
Previous Year	87,727.93	17,112.94	658.34	104,182.53	30,693.37	5,166.77	549.42	35,310.72	999.27	44.54	—	1,043.81		
C. Capital Work-in-Progress													14,764.25	8,329.17
													84,831.34	76,157.17

Notes:

a. Mining Rights for 20 years lease written off proportionately.

b. Leasehold Land includes land amounting Rs. 356.35 million (Previous year Rs. 356.35 million) for which registration is pending.

c. Freehold Land includes Rs. 3.04 million (Previous year Rs. 3.04 million) towards alternate land made available to State Government for acquiring right to use the forest land, ownership of which vests with the State Government of Gujarat.

d. Buildings include:

i). Rs. 4.14 million (Previous year Rs. 4.14 million) being contribution to the State Government for construction of road, the ownership of which vests with the State Government of Gujarat .

ii). Rs. 163.56 (Previous year Rs. 163.56 million) million towards rights to occupy and use of certain premises for which the Company has invested Rs. 131.81 million (Previous year Rs. 131.81 million) in Shares & Debentures of a company.

iii). Rs. 32.90 million (Previous year Rs. 32.90 million) being cost of ownership flats in Co-operative Societies.

e. Plant & Machinery include:

i). Rs. 340.07 million (Previous year Rs. 340.07 million) and Rs. 118.43 million (Previous year Rs. 118.43 million) being contribution to the State Government for laying the water pipeline and power lines respectively, the ownership of which vests with the State Government of Gujarat.

ii). Opening balance of leasehold Plant & Machinery Rs. 1847.48 million regrouped with Plant & Machinery due to transfer of ownership to the Company during the year.

f. Assets held under Co-ownership - Freehold Land Rs. 246.38 million (Previous year Rs. 246.25 million), Buildings Rs. 779.26 million (Previous year Rs. 778.23 million), Plant & Machinery Rs. 41.90 million (Previous year Rs. 41.45 million), Vehicle & Aircraft Rs. 306.58 million (Previous year Rs. 306.58 million) and Furniture & Fittings Rs. 124.59 million (Previous year Rs. 121.81 million).

g. The useful life of Technological Licences is considered 4 - 5 years and that of Computer Software is considered 2 - 3 years.

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Rs. in Million)

SCHEDULE '6' INVESTMENTS	Face Value (Rupees)	Total Nos.	As at 31st March, 2007	As at 31st March, 2006
A. LONG TERM INVESTMENTS				
1. UNQUOTED				
a. Trade				
i. Shares in Subsidiary Companies- Fully paid-up				
Equity Shares of Dahej Harbour & Infrastructure Limited	10	50,000,000	500.00	500.00
Equity Shares of Aditya Birla Minerals Limited (quoted during the year)	—	—	—	4,807.63
Equity Shares of Birla Resources Pty Limited	—	650,000	17.89	17.89
Equity Shares of Utkal Alumina International Limited	10	96,023,136	800.59	800.59
b. Other than Trade				
i. Shares in Subsidiary Companies- Fully paid-up				
Equity Shares of Renuka Investments & Finance Limited (including 10 Equity Shares held jointly with nominees)	10	9,250,000	92.50	92.50
15% Redeemable Cumulative Preference Shares of Renuka Investments & Finance Limited	100	150	0.02	0.02
Equity Shares of Renukeshwar Investments & Finance Limited (including 10 Equity Shares held jointly with nominees)	10	4,795,000	47.95	47.95
15% Redeemable Cumulative Preference Shares of Renukeshwar Investments & Finance Limited	100	150	0.02	0.02
Equity Shares of Minerals & Minerals Limited (including 606 Equity Shares held jointly with nominees)	10	50,000	1.66	1.66
Equity Shares of Indian Aluminium Company Limited	2	69,160,477	138.32	138.32
Equity Shares of Hindalco-Almex Aerospace Limited (acquired during the year)	10	2,100,000	21.00	—
Equity Shares of AV Metals Inc (acquired during the year)	—	1		—
Equity Shares of Lucknow Finance Company Limited	10	12,002,500	120.03	120.03
Equity Shares of Indal Exports Limited	10	140,000	1.40	1.40
Equity Shares of Suvas Holdings Limited	10	188,700	1.89	1.89
ii. Other Shares, Debentures and Bonds- Fully paid-up				
Ordinary Shares of Birla International Limited	CHF 100	2,500	5.29	5.29
Equity Shares of Ganesh Krupa Co-operative Housing Society Limited (Amount Rs. 1,000.00; Previous year Rs. 1,000.00)	50	20		
Equity Shares of Ivory Tower Premises Co-operative Housing Society Limited (Amount Rs. 250.00; Previous year Rs. 250.00)	50	5		
Equity Shares of IDEA Cellular Limited (quoted during the year)	10	—	—	2,283.40
Equity Shares of Sanjana Cryogenic Limited	10	780,000	31.20	31.20
Equity Shares of Mahan Coal Limited (acquired during the year)	10	2,375,000	23.75	—
Equity Shares of Aditya Birla Science & Technology Company Limited (9,775,500 Equity Shares acquired during the year)	10	9,800,000	98.00	0.25
5.25% Cumulative Redeemable Preference Shares of Aditya Birla Health Services Limited	100	2,500,000	250.00	250.00
7.90% Corporation Bank Bonds (quoted during the year)	1,000,000	—	—	300.00
Carried Over ...			**2,151.51**	**9,400.04**

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Rs. in Million)

SCHEDULE '6' (Cont'd...) INVESTMENTS (Cont'd...)	Face Value (Rupees)	Total Nos.	As at 31st March, 2007	As at 31st March, 2006
Brought forward ...			**2,151.51**	**9,400.04**
2. QUOTED				
a. Trade				
i. **Shares in Subsidiary Companies- Fully paid-up**				
Equity Shares of Bihar Caustic & Chemicals Limited	10	12,004,987	124.55	124.55
Equity Shares of Aditya Birla Minerals Limited	—	159,820,001	4,807.63	—
b. Other than Trade				
i. **Government Securities**				
11.40% GOI Stock 2008 (refer Note No. 5 in Schedule '22')	50,000,000	1	52.57	55.08
ii. **Other Shares, Debentures and Bonds- Fully paid-up**				
Equity Shares of National Aluminium Company Limited	10	7,412,987	777.85	777.85
Equity Shares of Aditya Birla Nuvo Limited (986,877 Equity Shares acquired during the year)	10	8,650,412	1,271.06	488.47
Equity Shares of Grasim Industries Limited	10	2,299,059	850.40	850.40
Equity Shares of IDEA Cellular Limited	10	228,340,226	2,283.40	—
Equity Shares of State Bank of India (sold during the year)	10	—	—	0.05
Equity Shares of SBI Home Finance (delisted)	10	150,000	0.83	0.83
Equity Shares of HDFC Bank Limited (sold during the year)	10	—	—	0.01
Equity Shares of ICICI Bank Limited (Amount Nil; Previous year Rs. 4,000.00) (sold during the year)	10	—	—	
6.75% Tax Free US 64 Bonds of Unit Trust of India (refer Note No. 5 in Schedule '22')	100	140,200	14.02	14.02
7.25% Redeemable Taxable Non-Convertible bonds of HDFC Limited	1,000,000	500	492.42	492.42
7.90% Corporation Bank Bonds	1,000,000	300	300.00	—
5.00% NABARD Tax Free Bonds 2008 (purchased during the year)	10,000	3,100	30.46	—
9.20 % HDFC Bank Bonds (purchased during the year)	1,000,000	349	358.67	—
iii. **Units of Mutual Funds**				
Units of Mutual Funds	10	2,000,000	13.10	13.10
B. CURRENT INVESTMENTS				
1. UNQUOTED				
a. **Other than Trade**				
i. **Units of Mutual Funds**				
Units of Debt Schemes of various Mutual Funds *		6,905,047,150	73,224.70	27,496.04
			86,753.17	**39,712.86**
Aggregate Book Value:				
Unquoted Investments			75,376.21	36,896.08
Quoted Investments			11,376.96	2,816.78
			86,753.17	**39,712.86**
Aggregate Market Value of Quoted Investments			**51,592.79**	**14,002.31**

** During the year the Company has purchased and sold 24,938,028,196 Units (Previous year 3,786,675,448 Units) of Debt Schemes of various Mutual Funds.*

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Rs. in Million)

	As at 31st March, 2007	As at 31st March, 2006
SCHEDULE '7'		
INVENTORIES		
Stores and Spare-parts	2,405.60	2,302.84
Coal and Fuel	950.08	612.94
Raw Materials (including offset hedging cost Rs. 1,661.35 million)	13,190.59	15,867.11
Work-in-Process	24,649.04	20,576.53
Finished Goods	1,726.62	1,373.96
Excise Duty on Stock	231.21	217.50
	43,153.14	**40,950.88**
SCHEDULE '8'		
SUNDRY DEBTORS		
(Unsecured unless otherwise stated)		
Exceeding six months:		
Good (including Rs. 7.31 million Secured)	698.46	552.73
Doubtful	199.03	137.40
Others:		
Good (including Rs. 53.93 million Secured)	14,346.56	11,931.28
	15,244.05	**12,621.41**
Less: Provision for doubtful debts	199.03	137.40
	15,045.02	**12,484.01**
SCHEDULE '9'		
CASH AND BANK BALANCES		
Cash balance on hand	3.13	4.20
Cheques and Drafts in hand	725.69	1,816.20
Balance with Scheduled Banks:		
In Current Accounts	1,143.06	660.59
In Call Account	2.42	-
In Deposit Account	4,780.46	6,691.38
Balance with Non-Scheduled Banks:		
In Current Accounts with Municipal Co-operative Bank Limited, Mumbai (maximum balance at any time during the year Rs. 0.71 million; Previous year Rs. 0.88 million)	0.20	0.48
	6,654.96	**9,172.85**
SCHEDULE '10'		
OTHER CURRENT ASSETS		
Accrued Interest		
On Investments	13.54	8.49
On Inter Corporate Deposits and Deposit in Banks	173.65	78.51
On Others	43.12	37.27
Accrued Exports Incentives	957.77	2,323.07
	1,188.08	**2,447.34**

SCHEDULES FORMING PART OF THE BALANCE SHEET

	As at 31st March, 2007	(Rs. in Million) As at 31st March, 2006
SCHEDULE '11'		
LOANS AND ADVANCES		
(Unsecured Considered Good unless otherwise stated)		
Advance and Loans to Subsidiaries	1,795.96	944.65
Inter Corporate Deposits	858.35	589.24
Advances recoverable in cash or in kind or for value to be received and/ or to be adjusted (including Rs. 4.43 million doubtful)	6,173.17	4,601.77
Security and other Deposits (including Rs. 0.09 million NSC/ Fixed Deposit with Bank/ Deposit with Post Office for which certificates/ receipts are lodged with Govt. Dept.)	1,031.22	811.19
Balance with Customs, Port Trusts, Excise etc.	1,538.98	681.29
Trident Trust (refer Note No. 11 (iv) in Schedule '22')	344.52	344.52
	11,742.20	**7,972.66**
SCHEDULE '12'		
CURRENT LIABILITIES		
Sundry Creditors	22,866.93	19,745.30
Subsidiary Companies	1,445.56	12.17
Customers' Credit Balances and Advances against orders	1,526.50	524.99
Security Deposits Refundable	119.62	428.99
Investor Education and Protection Fund shall be credited by the following:		
Unpaid Dividends	234.50	55.87
Unpaid Application/Call Money due for refund	4.01	30.72
Unpaid Matured Deposits	0.47	0.56
Interest accrued on above	0.70	0.70
Other Liabilities	626.73	591.51
Interest accrued but not due on Debentures, Loans and Deposits	608.77	604.81
	27,433.79	**21,995.62**
SCHEDULE '13'		
PROVISIONS		
Provision for Taxation (Net) (refer Note No. 2 (III) in Schedule '22')	10,789.78	6,439.51
Proposed Dividend	—	2,168.38
Tax on Proposed Dividend	—	304.12
Post-retiral Benefits	1,874.16	442.18
Other Provisions (including Rs. 145.00 million refer Note No. 2 (II) in Schedule '22')	177.47	177.47
	12,841.41	**9,531.66**
SCHEDULE '14'		
MISCELLANEOUS EXPENDITURE		
(To the extent not written off or adjusted)		
Compensation under VRS (including Rs. 11.72 million paid during the year)	31.68	60.00
	31.68	**60.00**

SCHEDULES FORMING PART OF THE PROFIT AND LOSS ACCOUNT

(Rs. in Million)

SCHEDULE '15' GROSS SALES AND OPERATING REVENUES	Tonnes 2006-07	Tonnes 2005-06	For the year ended 31st March, 2007	For the year ended 31st March, 2006
A. Sales:				
Hydrate and Alumina (Standard Metallurgical & Specials)	299,762	388,646	7,316.61	8,007.38
Aluminium Ingots/Billets	137,975	146,785	17,226.86	14,479.94
Aluminium Rolled Products	170,467	154,470	25,461.88	18,699.49
Aluminium Extruded Products	38,480	32,181	6,135.17	4,102.07
Aluminium Redraw Rods	69,067	67,895	9,150.07	7,045.36
Aluminium Foils	25,366	26,003	5,430.00	4,847.28
Aluminium Wheels	Pcs. 188,772	Pcs. 199,403	403.11	373.67
Continuous Cast Copper Rods	109,700	88,331	35,603.10	17,795.00
Copper Cathodes	181,093	127,061	57,356.81	24,421.95
Sulphuric Acid	559,033	294,740	484.32	471.59
DAP & Complexes	220,935	217,176	3,480.89	3,187.53
Gold	10.484	6.740	9,438.33	4,515.89
Silver	48.716	35.970	892.64	401.88
Miscellaneous			2,210.90	2,458.73
Net Sales			**180,590.69**	**110,807.76**
Excise Duty			16,070.98	10,798.88
Gross Sales			**196,661.67**	**121,606.64**
B. Operating Revenues:				
Export and Other Incentives			2,180.97	2,743.70
Miscellaneous Receipts and Claims			358.22	413.30
			2,539.19	**3,157.00**
			199,200.86	**124,763.64**

SCHEDULES FORMING PART OF THE PROFIT AND LOSS ACCOUNT

(Rs. in Million)

	For the year ended 31st March, 2007	For the year ended 31st March, 2006
SCHEDULE '16'		
OTHER INCOME		
Rent Received	30.34	24.87
Profit/(Loss) on Fixed Assets sold/ discarded (Net)	(38.74)	(7.65)
Income from Investments*		
Income from Current Investments		
Dividend	1,329.57	944.31
Profit/(Loss) on sale of Investments (Net)	277.26	85.80
Diminution in carrying cost of Investments	6.29	(10.86)
Income from Long Term Investments		
Interest	81.25	13.15
Dividend (including Rs. 12.00 million from Trade Subsidiaries and Rs. Nil from other Trade Investments; Previous year Rs. 9.60 million and Rs. 0.50 million respectively)	334.71	142.65
Profit/(Loss) on sale of Investments (Net)	233.98	515.38
Diminution in carrying cost of Investments (Net)	(2.51)	(6.63)
Interest on Inter Corporate Deposits and Deposit in Banks*	218.41	125.76
Interest from Others* (including Rs. 715.90 million from IT Dept. & Rs. 51.71 million from Subsidiaries; Previous year Rs. 314.53 million and Rs. 27.24 million respectively)	1,051.76	487.91
Miscellaneous Income (including Rs. 13.15 million of Guarantee Commission from Subsidiaries)	178.37	124.42
	3,700.69	**2,439.11**

* *Tax deducted at source on Interest Received Rs. 178.24 million (Previous year Rs. 73.38 million).*

SCHEDULE '17'		
(INCREASE)/DECREASE IN STOCKS		
Opening Stocks		
Work-in-Process	20,576.53	9,875.21
Finished Goods	1,591.46	1,929.82
	22,167.99	**11,805.03**
Less: Closing Stocks:		
Work-in-Process	24,649.04	20,576.53
Finished Goods	1,957.83	1,591.46
	26,606.87	**22,167.99**
	(4,438.88)	**(10,362.96)**
Less: Change in Excise Duty on Stock	(13.71)	(24.56)
	(4,425.17)	**(10,338.40)**

	Tonnes 2006-07	Tonnes 2005-06		
SCHEDULE '18'				
RAW MATERIALS CONSUMED				
Copper Concenterate	1,013,200	808,211	95,680.07	51,619.95
Bauxite	3,513,421	3,383,231	3,866.84	3,164.25
Aluminium Fluoride	6,285	6,244	357.71	290.88
Caustic Soda	137,369	126,619	2,556.93	2,288.49
Calcined Petroleum Coke	171,095	167,306	2,618.56	2,325.34
Rock Phosphate	366,489	379,415	1,348.64	1,219.12
Ammonia	46,256	46,742	695.38	702.45
Pitch	46,053	45,913	1,313.64	645.80
Other Materials			2,115.37	3,573.20
			110,553.14	**65,829.48**

SCHEDULES FORMING PART OF THE PROFIT AND LOSS ACCOUNT

(Rs. in Million)

	For the year ended 31st March, 2007	For the year ended 31st March, 2006
SCHEDULE '19'		
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages and Bonus	4,144.32	3,498.18
Contribution to Provident and other Funds	381.47	358.94
Provision/ Contribution to Gratuity Fund	55.59	212.23
Employees Welfare	614.43	558.27
	5,195.81	**4,627.62**
SCHEDULE '20'		
OTHER OPERATING EXPENSES		
Consumption of Stores and Spare-parts	3,599.73	3,100.39
Power and Fuel (including cost of own generation)	18,486.21	17,955.94
Conversion, Operation and Processing	1,142.70	874.99
Repairs, Renewals and Replacements:		
To Buildings	197.46	188.01
To Machinery	1,115.27	858.97
To Others	250.27	245.04
Rates and Taxes	102.22	75.42
Rent	178.03	148.74
Insurance	379.19	366.63
Travelling & Conveyance	383.12	329.60
Auditors' Remuneration	14.38	11.24
Royalty	63.77	32.26
Research and Development	38.48	26.14
Discount on Sales	123.58	79.52
Commission on Sales	293.48	259.54
Freight and Forwarding (Net)	2,521.17	2,157.17
Doubtful Debts Provision/ (written back) (Net)	61.63	34.70
Bad Debts written off	9.49	9.18
Donation (including Rs. 3.00 million to General Electrol Trust for Political purposes)	109.75	87.07
Directors' Fees	0.50	0.43
Directors' Commission	100.00	35.00
Miscellaneous Expenditure written off	40.04	62.91
Provisions/ Liability no longer required written back (Net)	(95.39)	(433.72)
Miscellaneous	2,310.97	1,086.07
	31,426.05	**27,591.24**
SCHEDULE '21'		
INTEREST AND FINANCE CHARGES		
Interest on Debentures and other Fixed Loans	2,863.38	1,657.44
Interest on Others	694.06	598.39
Other Finance Charges	617.20	289.72
	4,174.64	2,545.55
Less: Interest Capitalised	1,750.76	293.87
	2,423.88	**2,251.68**

SCHEDULES

SCHEDULE '22'

SIGNIFICANT ACCOUNTING POLICIES & NOTES ON ACCOUNTS

A SIGNIFICANT ACCOUNTING POLICIES

1. **Accounting Convention**

   The financial statements are prepared under the historical cost convention, on an accrual basis and in accordance with the generally accepted accounting principles in India, the applicable mandatory Accounting Standards and the relevant provisions of the Companies Act, 1956 of India.

2. **Use of Estimates**

   The preparation of financial statements require estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known / materialized.

3. **Fixed Assets**

   (a) Tangible Assets are stated at cost less accumulated depreciation and impairment loss, if any. Cost comprises of purchase price and any attributable cost of bringing the assets to its working condition for its intended use.

   (b) Intangible Assets are stated at cost less accumulated amortization. Cost includes any directly attributable expenditure on making the asset ready for its intended use.

4. **Depreciation and Amortization**

   (a) Depreciation on Fixed Assets has been provided for on Straight Line Method at the rates and manner prescribed under Schedule XIV to the Companies Act, 1956, of India.

   (b) Depreciation on the amount capitalized on account of exchange rate variation is provided prospectively over the residual life of the assets.

   (c) Leasehold land (including mining rights are) amortized over the period of lease on straight line basis.

   (d) Intangible assets are amortized over their estimated useful life on straight line basis.

   (e) Depreciation on assets acquired under finance lease is spread over the lease term.

5. **Impairment**

   An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value being higher of value in use and net selling price. Value in use is computed at net present value of cash flow expected over the balance useful life of the assets. An impairment loss is recognized as an expense in the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting period is reversed if there has been an improvement in recoverable amount.

6. **Leases**

   Lease payments under an operating lease recognised as expense in the statement of profit and loss as per terms of lease agreement.

7. **Investments**

   (a) Long term Investments are carried at cost after deducting provision, if any, for diminution in value considered to be other than temporary in nature.

   (b) Current investments are stated at lower of cost and fair value.

8. **Inventories**

   (a) Inventories of stores and spare parts are valued at or below cost after providing for cost of obsolescence and other anticipated losses, wherever considered necessary.

   (b) Machinery spares which can be used only in connection with an item of Fixed Asset and whose use is not of regular nature are written off over the estimated useful life of the relevant asset.

   (c) Inventories of items other than those stated above are valued 'At cost or Net Realizable Value, whichever is lower'. Cost is generally determined on weighted average cost basis and wherever required, appropriate overheads are taken into account. Net Realizable Value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

   (d) Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

SCHEDULE '22' (Cont'd)

SIGNIFICANT ACCOUNTING POLICIES & NOTES ON ACCOUNTS (Cont'd)

9. Foreign Currency Transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Year-end balance of foreign currency transactions is translated at the year-end rates. Exchange differences up to December 2006 attributable to the acquisition of fixed assets from outside India out of foreign currency loan are adjusted to the cost of the respective assets.

10. Employee benefits

Employee benefits of short-term nature are recognized as expense as and when it accrues. Long term employee benefits (e.g. long-service leave) and post employments benefits (e.g. gratuity), both funded and unfunded, are recognized as expense based on actuarial valuation at year end which takes into account actuarial gains and losses.

11. Revenue Recognition

Sales revenue is recognized on the transfer of significant risk and rewards of the ownership of the goods to the buyer and stated at net of trade discount and rebates. Dividend income on investments is accounted for when the right to receive the payment is established. Export incentive, certain insurance, railway and other claims where quantum of accruals cannot be ascertained with reasonable certainty, are accounted on acceptance basis.

12. Borrowing Cost

Borrowing cost directly attributable to the acquisition or construction of qualifying assets are capitalized. Other borrowing costs are recognized as expenses in the period in which they are incurred. In determining the amount of borrowing costs eligible for capitalization during a period, any income earned on the temporary investment of those borrowings is deducted from the borrowing costs incurred.

13. Taxation

Provision for current income tax is made in accordance with the Income Tax Act, 1961. Deferred tax liabilities and assets are recognized at substantively enacted tax rates, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Fringe benefit tax (FBT) is accounted for on the estimated value of fringe benefits for the period as per the related provisions of the Income-tax Act.

14. Derivative Instruments

(a) Risks associated with fluctuations in the price of the Company's products (copper, alumina and aluminium) and precious metals are minimized by hedging on futures market. The results of metal hedging contracts / transactions are recorded at their settlement as part of raw material cost or sales as the case may be. Portion of the cash flow to the extent of underlying physical transactions having not been completed is carried forward as receivables/payables till the completion of the underlying physical transaction.

(b) The Company uses derivative financial instruments such as forward exchange contracts and currency swaps and option to hedge its risks associated with foreign currency fluctuations. In respect of transactions covered by Forward Exchange Contracts, the difference between the forward rate and the exchange rate at inception of contract is recognized as income or expense over the life of the contract.

(c) Transactions covered by cross currency swap and options contracts to be settled on future dates are recognized at the year end rates of the underlying foreign currency. Effects arising of swap contracts are being adjusted on the date of settlement.

15. Research and Development

Expenditure incurred during research phase are charged to revenue when no intangible asset arises from such research. Assets procured on research and development activities are generally capitalized.

16. Government Grants

Government Grants are recognized when there is a reasonable assurance that the same will be received. Revenue grants are recognized in the Profit and Loss Account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to Capital Reserve.

17. Provisions, Contingent Liabilities and Contingent Assets

Provision is recognized when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. Disclosure for contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. No provision is recognized or disclosure for contingent liability is made when there is a possible obligation or a present obligation and the likelihood of outflow of resources is remote. Contingent Asset is neither recognized nor disclosed in the financial statements.

(Rs. in Million)

	As at 31st March, 2007	As at 31st March, 2006
SCHEDULE '22' (Cont'd)		
B. NOTES ON ACCOUNTS(Cont'd)		
1. Capital Commitments outstanding (Advance/Deposit paid Rs 1,734.37 million, previous year Rs. 2,270.74 million)	8,143.37	12,217.11
2. **(I) Contingent Liabilities not provided for in respect of:**		
(a) Claims/Disputed liabilities not acknowledged as debt: Following demands are disputed by the Company and are not provided for:		
(i) Demand notice by Asstt. Collector Central Excise Mirzapur for excise duty on power generated by company's captive power plant, Renusagar Power Co. Ltd (Since amalgamated). * Writ petition pending with Hon'able High Court of Delhi. Earlier demand raised was quashed by Hon'able High Court of Delhi. The amount has been sequestered in the Aluminium Regulation account. According to the terms of settlement dated 5.12.83 between the Central Govt. and the Company, this amount will be reimbursed to the Company in the event the case is decided against the Company.	91.21	91.21
ii) Demand of interest on past dues of the Aluminium Regulation account upto 31.12.1987. * The demand is in dispute with Controller of Aluminium Regulation Account.	63.29	63.29
iii) Retrospective Revision of Water Rates by UP Jal Vidyut Nigam Limited (April 1989 to June 1993 & Jan 2000 to Jan 2001) * Writ petition pending with Lucknow Bench of Hon'able High Court of Allahabad. The demand stayed vide order dated 11.5.2001	40.80	40.80
iv) Transit fees levied by Divisional Forest officer, Renukoot on coal and bauxite * Appeal pending with Hon'able High Court of Allahabad and payment of transit fee has been stayed. According to legal opinion received by the Company, the forest department has no authority to levy such fee.	348.56	232.11
v) M.P Transit Fee on Coal demanded by Northern Coal Fields Limited * Writ petition pending with Hon'able High Court of Jabalpur. The Company has paid Rs. 105.90 million to NCL under protest subject to the final conclusion of the writ petition.	160.53	135.79
vi) Withholding Tax on payment of fees on GDR issue. * Refund Received.	—	91.56
vii) Imposition of Cess on Coal by Shaktinagar Special Area Development Authority. * Appeal pending before Hon'able High Court ofAllahabad. Demand and levy stayed. According to legal opinion received by the Company, the state has no power to tax the mineral since this field is covered under Mines and Minerals Development and Regulation Act.	36.42	34.10

(Rs. in Million)

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS(Cont'd)

		As at 31st March, 2007	As at 31st March, 2006
viii)	Demand of Royalty on Vanadium by District Mining officer, Lohardaga. * Appeal pending with Hon'able High Court of Allahabad. The demand stayed on certain conditions which has been fulfilled by the Company.	84.44	78.84
ix)	The demand of Excise Duty on gold. * Appeal pending with Supreme Court	1,553.06	1,553.06
x)	Demand for disallowances for depreciation claim and other claim on the leased assets by lessor. * Matter is pending with Lessor.	180.20	145.10
xi)	Tax under MPGATSVA, 2005 @ 5% on basic price of coal w.e.f. 30-9-2005 by M.P. State Government. *Writ petition is being filed before the Hon'able High Court of Madhya Pradesh at Jabalpur.	167.10	48.35
xii)	Demand raised on provisional assessment for entry tax. * Writ petition pending before Hon'able High Court of Allahabad and demand stayed.	202.40	92.07
xiii)	Demand raised on assessment under CST Act & UP Sales Tax Act * Appeal has been filed with appropriate Authority.	94.59	60.79
xiv)	Revision of surface rent on land by Government of Jharkhand w.e.f. 16-6-2005. * Matter is in dispute at Hon'able High Court of Jharkhand.	42.29	17.60
xv)	Demand made by Nayab Tehsildar Kusmi / Collector under Chattisgarh (Adhosanrachna Vikas evam Parayavaran Upkar Adhiniyam, 2005). * Writ petition filed before Hon'able High Court of Chhattisgarh at Bilaspur.	12.12	3.01
xvi)	Demand for Entry Tax on transport charges of coal & Cement. * Hon'able high court of Allahabad has directed to pay the amount which will be deposited in the interest bearing account.	56.14	-
xvii)	Demand for duty on loading and transportation charges on scrap. *Appeal has been filed with appropriate Authority.	13.87	10.26
xviii)	Demand for reversal of difference between duty paid and credit taken on returned material. * Appeal has been filed with appropriate Authority.	16.45	15.80
xix)	CST demand on reopening of assessments for earlier years. * Appeals have been filed.	65.11	65.11
xx)	Recovery of differential duty on account of Final Assessment of different B/Es. for import under Advance Licences. * Appeal pending with Commissioner of Customs (Appeals), Ahmedabad.	758.14	-

(Rs. in Million)

		As at 31st March, 2007	As at 31st March, 2006
SCHEDULE '22' (Cont'd)			
B. NOTES ON ACCOUNTS(Cont'd)			
xxi)	Disallowances of Sales Tax Form for Sales Tax Assessment year 1997-98. *Appeal pending with Joint Commissioner (Appeal), Vadodara, Gujarat.	16.50	-
xxii)	Demand for Sales Tax u/s 15B for A.Y. 2001-02 & 2002-03. * Appeal pending with J. C Appellate Authority, Baroda.	81.70	-
xxiii)	Demand for Stamp Duty on Imported Cargo. * Matter is pending with Hon'ble High Court, Ahmedabad, Gujarat.	95.40	-
xxiv)	Other Contingent Liabilities in respect of Excise, customs, Sales Tax etc. each being for less than Rs. 10 millions. * The demands are in dispute at various legal forums.	101.33	79.69
	*** indicating uncertainties**		
(b) i)	Bills discounted with Banks	1,004.16	622.93
ii)	Guarantees outstanding (includes corporate guarantees of Rs. 45 million (previous year Rs. 9,324.28 million) given on behalf of subsidiary companies).	195.00	9,384.28
iii)	Letters of Credit Outstanding.	1,034.49	513.60
iv)	Bank Guarantees & Bonds.	875.71	472.27
(c)	The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15th May,1976 to 30th June, 1980 and the same remains unprovided for as disputed by the Company.	50.10	50.10
(d)	Customs duty on Capital Goods and Raw Materials imported under Advance Licence / EPCG Scheme, against which export obligation is to be fulfilled.	1,833.40	1,380.11

(II) Provisions:

(Rs. in Million)

Nature	Opening Balance	Addition	Utilisation	Closing Balance
Excise duty on electricity	54.73	-	-	54.73
Sales tax	18.37	-	-	18.37
Others	71.90	-	-	71.90
Total	145.00	-	-	145.00

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(a) The provision for excise duty and sales tax are on account of legal matters, where the company anticipates probable outflow. The amount of provision is estimated by the Company considering the facts and circumstances of each case for which cash flow will be determined on settlement of these matters.

(b) Provision for others is on account of dispute pertaining to non-supply of material to a customer.

(III) Balance in provision for income tax account is after netting-off the payments made and refunds received since the appeals filed by the Company and the Department are pending before appellate authorities.

(IV) The Company has given undertakings to various Financial Institutions and Banks, as relevant, for:

i) non disposal of 12,004,987 equity shares of Rs. 10/- each of Bihar Caustic & Chemicals Ltd till the Institutional Loans are repaid in full in addition to finance the cost over run, if any, in respect of an on-going project of the company for which the loan has been taken.

ii) non disposal of shares of IDEA Cellular Ltd. till the Institutional loans are repaid in full.

3. a) The exchange rate difference (loss) up to December 2006 amounting to Rs. 0.38 million (net) (previous year (loss) Rs. 42.87 million (net)) in connection with acquiring fixed assets have been adjusted in the carrying amount of the relevant fixed assets.

(b) Certain exchange gain / (loss) have been accounted for under respective heads of account as under:

	(Rs. in Million)	
	2006-07	**2005-06**
Sales & conversion charges	(180.90)	(168.40)
Raw Material consumed	1,011.55	(340.98)
Other Operating Expenses	(6.79)	(11.52)
Interest	(594.76)	(254.94)
Total	**229.10**	**(775.84)**

(c) Exchange difference (loss) of Rs. 26.68 million (previous year Rs. 22.65 million) in respect of un-expired period of forward cover contracts will be recognized in the profit and loss account in subsequent year.

(d) The Company has entered into cross currency swap transactions in respect of borrowing of JPY 8,186.18 million (previous year JPY 29,800 million) at fixed amount which will be settled on future date. The fluctuations and resultant effect in intervening period in respect of these transactions are in the party's account.

4. As per the terms of the Rights Offer, the Company has sent first Call Money Notice to the shareholders for payment of "First Call" at the rate of Rs. 24/- per share on 231,521,031 shares amounting to Rs. 5,557 million. The last date for payment was 1st December, 2006. The Board of Directors has subsequently extended the last date up to 10th January, 2007. The Company has received total Rs. 5,529 million up to 31st March, 2007 towards call payment. Basic and diluted EPS have been calculated taking into account the effect of this rights issue. The proceeds of the rights issue aggregating to Rs. 11,086 million (up to first call) have been utilized for the purpose of defraying issue related expenses of Rs. 366 million (during previous year) and subscription to shares of a subsidiary company to the extent of Rs. 1,443 million till 31st March, 2007 while the balance amount is temporarily invested in short term liquid securities.

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

5. The Company has earmarked 11.40% GOI, Stock 2008 of the face value of Rs. 50 million, book value being Rs. 52.57 million, 140,200 6.75% Tax Free US 64 Bonds of Unit Trust Of India of the face value Rs.100/-, each cost being Rs. 14.02 million in compliance with the provisions of Rule 3A of the Companies (Acceptance of Deposits) Rules, 1975 (as amended).

6. As required by Accounting Standard 28 on Impairment of Assets, the Company has carried out Impairment test of various assets and identified the following for impairment during the year:-

Nature of Asset	Events / Circumstances	Impairment Loss Amount (Rs. in million)	Basis of Recoverable Amount
Wheel Plant at Silvassa, Daman	Inadequate return due to Capacity constraint	57.02	Net Selling Price
Conductor Plant at Mouda, Maharashtra	Not in operation	68.22	Net Selling Price
Copper Smelter – 2 at Dahej, Gujarat	Suspension of operation due to high cost	727.16	Value in use

While net selling price has been ascertained based on reliable information available, value in use has been determined taking discount rate of 12%.

7. Export and Other Incentives under Operating Revenues in Schedule 15:-

i) Includes Rs. 1,748.55 million being Sales Tax on local sales collected during the year and retained as sales tax incentive as allowed by the Government of Gujarat to the units enjoying Sales Tax exemption on domestic sales and purchase of certain Inputs in the state before implementation of Value Added Tax effective 1st April, 2006.

ii) Is net of Rs. 519.04 million reflecting reduction in Target Plus benefit for Exports made in 2005-06 pursuant to a notification dated 12th June, 2006 of Government of India.

8. Disclosure as required by Accounting Standard 15 (Revised) on Employee Benefits: -

i) In respect of gratuity, a defined benefit scheme (based on Actuarial Valuation) -

Description	Rs. in Million
A Change in Obligation over the year ended 31-03-2007	
- Present Value of Defined Benefit Obligation as on 01-04-2006	**2,515.42**
- Current Service Cost	151.68
- Past Service Cost	-
- Interest Cost	182.56
- Curtailment Cost / (Credit)	-
- Settlement Cost / (Credit)	-
- Amalgamations	-
- Actuarial (gains) / losses	(191.86)
- Benefits paid	(183.11)
- Present Value of Defined Benefit Obligation as on 31-03-2007	**2,474.69**

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

B **Expenses recognized during the year 2006-07**

- Current Service Cost	151.68
- Past Service Cost	-
- Interest Cost	182.56
- Curtailment Cost / (Credit)	-
- Settlement Cost / (Credit)	-
- Actuarial (gains) / losses	(190.25)
- Expected return on plan assets	(86.16)
Total	57.83

C **Principal Actuarial Assumptions**

- Discount rate (based on the market yields available on Government bonds at the accounting date with a term that matches that of the liabilities)	8.10% / 8.35%
- Expected rate of return on assets	8.10% / 8.35%
- Salary increase (taking into account inflation, seniority, promotion and other relevant factors)	6.00%

The Company has various schemes (funded / unfunded) for payment of gratuity to all eligible employees calculated at specified number of days (ranging from 15 days to 1 month) of last drawn salary depending upon tenure of service for each year of completed service subject to minimum five years of service payable at the time of separation upon superannuation or on exit otherwise.

ii) In respect of Defined contribution schemes -

a) The Company contributes 12% of salary for all eligible employees towards Provident Fund managed either by approved trusts or by the Central Government.

b) The Company also contributes a certain percentage of salary for all eligible employees in managerial cadre towards Superannuation Funds managed by approved trusts or by Life Insurance Corporation of India.

9. In accordance with the transitional provisions of Accounting Standard 15 (Revised) on Employee Benefits, an amount of Rs. 1,031.92 million (net of deferred tax of Rs. 524.58 million) being the difference between relevant liability as on 31st March, 2006 and that computed in accordance with this Accounting Standard as on 1st April, 2006 has been adjusted against the opening balance of General Reserve.

10. During April 2007, the Company received a notice dated 24th March, 2007 from Collector (Stamp) Kanpur, Uttar Pradesh alleging that stamp duty of Rs. 2,529.59 million is payable in view of order dated 18th November, 2002 of Hon'able High Court of Allahabad approving scheme of arrangement for merger of Copper business of Indo Gulf Corporation Limited with the Company. The Company feels that it has a strong case as there is no substantive provision for levy of stamp duty on court order under the provisions of Uttar Pradesh Stamp Act. The Company is filing a writ petition before the Hon'able High Court of Allahabad on the ground, inter alia, that the properties in question are located in the state of Gujarat and thus the Collector has no territorial jurisdiction.

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

	As at 31st March, 2007	As at 31st March, 2006
11. Loans and Advances includes :-		
(i) (a) Due from Officers (Maximum balance during the year Rs. 0.78 million)	0.74	-

(b) Payments made to Rosa Power Supply Co. Ltd. Rs. Nil (maximum balance Rs. 10.46 million), Bina Power Supply Co. Ltd. Rs. 341.44 million (maximum balance Rs. 341.44 million) and Birla Telecom Ltd. Rs. 0.63 million (maximum balance Rs. 1.47 million) to be adjusted against the value of the Equity Shares to be issued by such companies in the event the relative projects are implemented after receipt of all regulatory approvals.

(ii) To Subsidiary Companies:-

(Rs. in Million)

Particulars	As at 31st March, 2007	Maximum amount outstanding during the year
Renukeshwar Investments & Finance Limited	4.20	4.20
Renuka Investments & Finance Limited	4.77	4.77
Bihar Caustic & Chemicals Limited	252.89	252.89
Lucknow Finance Company Limited (without interest)	2.11	55.12
Utkal Alumina International Limited	1,296.28	1,297.40
Indal Exports Limited	0.10	0.10
Indian Aluminium Company Limited	2.27	4.99
Aditya Birla Minerals Limited	56.07	634.23
Birla (Nifty) Pty Limited	-	78.64
Birla Mt. Gordon Pty Limited	-	1,438.03
A. V. Metals Inc	128.25	128.25
Hindalco-Almex Aerospace Limited	49.02	49.02

(iii) Inter Corporate Deposits include:-

(a) Rs. 135.27 million (maximum balance Rs. 276.27 million) made to Aditya Birla Power Company Ltd. on interest pursuant to MOU entered into with the company for development of new projects.

(b) Rs. 45.59 million (maximum balance Rs. 45.59 million) made to Aditya Birla Science and Technology Company Limited bearing interest.

(c) Rs. 227.49 million (maximum balance Rs. 396.12 million) made to Aditya Birla Management Corporation Ltd. (ABMCL) bearing interest.

The Company is one of the promoter member of ABMCL, a company limited by guarantee which has been formed to provide a common pool of facilities and resources to its members, with a view to optimise the benefits of specialisation and minimise cost for each member. The Company has participated in the common pool and has shared the expenses incurred by ABMCL and accounted for these under appropriate heads.

(iv) Balances with Trident Trust representing 16,316,130 equity shares of Re. 1/- each of the Company issued pursuant to the Scheme of Arrangement approved by the Hon'ble High Courts at Mumbai and Allahabad vide

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

their Orders dated 31st October, 2002 and 18th November, 2002, respectively, to the Trident Trust, which is created wholly for the benefit of the Company and is being managed by trustees appointed by it.

12. Although the Market value of certain quoted investments (as reflected in Schedule 6) and the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and assets base of the investee companies, in the opinion of the management such decline is temporary in nature and accordingly no provision is necessary for the same.

13. Receivables include outstanding from Indian Aluminium Company Limited, a subsidiary company Rs. 76.27 million (Maximum balance Rs. 79.67 million).

14. The Company is in the process of compiling details as required under the Micro, Small and Medium Enterprises Development Act, 2006. However, following relevant disclosures are made in this regard:

(Rs. in Million)

	As at 31st March, 2007	As at 31st March, 2006
(a) Total outstanding dues of Small Scale Industries	6.19	5.72

(b) The name of the Small Scale Industries to whom the Company owes any sum together with interest outstanding for more than thirty days are as follows :

Agarwal Steels, Atlas Industrial Corporation, Beekay Industries, Chetan Enterprises, Cordscable Industries P. Ltd, Filter Manufacturing Industries, Hind Polyfabs Pvt Ltd, Hyd-Air Engineering works Lonavala, International Industrial Gases Ltd, Madras Industrial Products, Multiple Fabric Co Ltd, Northern Alloys Bhavnagar Ltd, Rewa Gases Private Ltd, Shera Tube Forge Private Ltd, Sunmet Industries, Mythri Packaging & Chemicals Pvt.Ltd., Suresh Polymers Pvt.Ltd., Udyogi Plastics (P) Ltd., Searchers (India), K. M. Udyog, Acropolies Engineering Ltd, Aerovent Projects Pvt.Ltd., Altop Controls, Daya Lubricants Private Ltd., Esoofali Esmailji Karachiwala & Co., International Industrial Springs, Jay Wood Industries, Joseph Leslie & Co., Laxmi Ployplast Industries, LIBRAFLEX, Mapro Industries Ltd., Mega Drives Pvt. Ltd., Pluto Plastic Pvt. Ltd., Safex Systems, Sanpar Microfilters P. Ltd., Steam Airetric Controls, Susheel Engineering Corporation, Technical Systems & Services, United Castings, Universal Sheet Metal Engineering Works, Madhabi Engineering Works, Orissa Agricultural Industries, Mars Engineering Industries, Pavan Chemicals.

These outstandings are in normal course of business and the information regarding small scale undertakings have been determined to the extent such parties have been identified on the basis of information available with the Company.

15. (a) Purchase of copper concentrate is accounted for provisionally pending finalisation of content in the concentrate, price and custom duty. Variations are accounted for in the year of settlement.

(b) Sale of Continuous Cast Copper Rod and Copper Cathode is accounted for provisionally pending finalisation of price variations in the year of settlement.

(c) Final price payable on purchase of copper concentrate for which quotational period, price and quantity was not finalized in previous year, were realigned at year end rate based on monthly average rate for Copper and Precious Metal quoted at LME & LMBA respectively and accordingly an additional provision for Rs.782.71 million was made. During the year final price payable was settled at Rs. 3,846.54 million and additional liabilities of Rs. 3,063.84 million has been charged to raw material consumption. Further, an additional provision for Rs. 546.82 million was made on realignment of such class of liabilities as on 31st March, 2007. Actual outflow is expected on finalization of quotational period price in the next financial year.

(d) Final price receivable from sale of Copper for which quotational price is not finalized in previous year were realigned at year end rate and additional sales of Rs. 44.83 million were accounted for. During the year final price was settled at Rs. 204.27 million and credit for further sales of Rs. 159.44 million were taken into account. Further credit for sales of Rs. 1.06 million was taken on realignment of such type of sales. Actual inflow is expected on finalization of price in the next financial year.

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

16. (a) As per the metal price risk management policy of the Company, the Company has entered into various future & options contracts for hedging on the LME & LBMA. The outstanding positions are as under:

Metal	Nature	As at 31st March 2007		As at 31st March 2006	
		Quantity	Value (USD in million)	Quantity	Value (USD in million)
Copper-MT	Sell	25,500	160.44	32,525	161.54
Gold-TR OZ	Sell	126,977	82.86	179,106	104.98
Silver-TR OZ	Sell	938,967	13.07	595,323	6.51
Aluminium MT	Sell	30,750	83.39	16,575	40.29

(b) The Company has entered into various derivative contracts for hedging foreign exchange exposures. The transactions outstanding are as under:

Nature of Exposure	Currency	Nature	As at 31st March, 2007 (in million)	As at 31st March, 2006 (in million)
USD Earnings	USD	Sell	315.61	161.00
USD Earnings	USD	Buy	38.00	-
Suppliers Credit	USD	Sell	50.00	-
Buyers Credit	USD	Buy	83.49	54.69
Exports	USD	Sell	239.61	-
Capex	USD	Buy	25.19	30.74
Capex	AUD	Buy	2.40	0.50
Capex	CHF	Buy	1.33	1.00
Capex	EUR	Buy	5.78	7.73
Capex	JPY	Buy	-	342.05
Capex	GBP	Buy	0.95	0.11
Spares Purchase	EUR	Buy	1.49	-
Investment in Equity	USD	Buy	370.00	-
Packing Credit	USD	Buy	25.00	-

(c) Foreign currency exposures that are not hedged by a derivative instrument or otherwise are as under:

Currency	As at 31st March, 2007			As at 31st March, 2006		
	Payable	Receivable	Loan	Payable	Receivable	Loan
	(in million)	(in million)	(in million)	(in million)	(in million)	(in million)
USD	372.73	85.25	145.54	313.72	76.16	356.65
EUR	0.72	2.04	—	1.58	0.05	—
GBP	0.09	0.56	—	0.19	0.07	—
CHF	0.05	—	—	0.04	—	—
AUD	0.13	—	—	—	—	—
JPY	3.85	—	—	44.44	—	—
YEN	38.01	—	—	—	—	—
NOK	1.96	—	—	1.31	—	—

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

17. A part of electricity supplied by the Company, which has been treated by Uttar Pradesh Power Corporation Limited (UPPCL) as sale, has been accounted for on the basis of provisional rates. The effect of variation in the rate will be accounted for in the year in which rates are finalized by UPPCL.

18. Insurance claims under various policies / other claims are not accounted for, as the amounts are still unascertained pending the completion of assessment/ settlement of the claims.

19. Income amounting to Rs. 701.09 million of dividend, Rs. 492.10 million of interest and Rs. 431.35 million of profit on sale of investments derived from temporary deployment of surplus fund out of specific borrowing for various projects have been netted off against borrowing cost of the respective borrowings.

20. The total of future minimum lease payment commitments under non-cancellable operating lease agreement for a period of twenty years expiring in 2022 to use railway tracks along with locomotives for transportation of its materials are as under:

(Rs. in Million)

	As at 31st March, 2007	As at 31st March, 2006
Not later than one year	4.00	4.00
Later than one year and not later than five years	16.00	16.00
Later than five years	40.67	44.67

21. Sale of Di-Ammonium Phosphate (DAP) and other complex fertilizers are covered under the concessional schemes for decontrolled fertilizers of the Government of India. Pending declaration of final rate of concession, the claim for concession for the period July 2006 to March 2007 has been accounted for based on current practice adopted by Department of Fertilizer for neutralizing the cost of input.

22. Sales include own manufactured items capitalised / used Rs. 590.20 million (previous year Rs. 134.73 million) at cost (inclusive of excise duty).

23. The following are included under other heads of expenses in the Profit & Loss Account:

(Rs. in Million)

	2006-07	2005-06
Consumption of stores and spare parts	471.96	474.86
Power and Fuel	214.69	247.32
Repairs to buildings	29.63	35.36
Repairs to machinery	445.95	450.33
Repairs to others	215.04	173.09
Salaries, Wages & Bonus etc.	1,047.95	945.82
Contribution to provident and other funds	129.50	88.13
Workmen and staff welfare expenses	187.88	172.25
Royalty	369.66	276.60
Insurance	63.23	19.14
Rent	5.42	2.59
Rates & Taxes	11.38	12.04
Research and Development	59.55	48.12

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

	2006-07	2005-06
	(Rs. in Million)	
24. Capital work- in- progress includes		
Pre-operative expenses pending allocation:		
Raw Materials Consumed	119.62	929.67
Stores, Spare Parts & Tools consumed	0.95	53.75
Power & Fuel	136.43	495.44
Salary, Wages, Bonus, Ex-Gratia, Pension and Provisions	84.97	51.57
Raw Water Charges and Cess	0.79	12.36
Insurance	7.86	25.09
Supervision Fees	22.54	20.78
Misc expenses	87.71	9.03
	460.87	**1,597.69**
Less: -		
Pre-operative Income		
Work in progress and finished goods	-	904.40
Power Generation	-	219.50
ALF3 Sales	-	0.96
Pre-operative expenses (Net)	**460.87**	**472.83**
Add: Brought Forward from Previous Year	111.11	178.41
Sub Total	**571.98**	**651.24**
Less: Allocated to Fixed Assets	291.70	540.13
Balance	**280.28**	**111.11**

25. Auditors Remuneration

	2006-07	2005-06
(a) **Statutory Auditors**		
Audit Fees	7.75	6.25
Certification/Company law/Other matters	3.74	3.03
Tax Audit Fees	1.50	1.00
Expenses	0.75	0.42
(b) **Cost Auditors**		
Audit Fees	0.48	0.40
Other matters	0.03	-
Expenses	0.13	0.14

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(Rs. in Million)

	2006-07	2005-06
26. Expenses include following payments to Managing Director		
Salary	14.63	10.97
Contribution to Provident Fund & Superannuation Fund	3.95	2.96
Special Allowance	8.33	5.11
Performance Linked Pay	11.84	9.20
Perquisites	6.00	5.96
Leave Travel Assistance	4.65	3.61
27. Miscellaneous Expenses under Other Operating Expenses (Schedule 20) include payment -		
(a) to a firm of solicitors in which Director is a partner	1.25	5.33
(b) as pension to a Director of a Company who was president of the Company before appointment as Director	0.07	0.07
28. Computation of Other Directors' Commission		
Computation of net profit in accordance with section 198 and 309(5) of the Companies Act, 1956		
Computation of Other Directors Commission		
Profit before extraordinary items and tax	35,046.25	21,026.75
Add:		
Directors' remuneration	100.00	72.81
Directors' fees	0.50	0.43
Doubtful debts provision / (write back) - net	61.63	34.70
Loss on Fixed Assets sold / discarded (net)	38.74	7.65
Diminution in carrying cost of investments / (written back)	(3.78)	17.49
	35,243.34	21,159.83
Less:		
Profit on sale of Investments (net)	511.24	601.18
Net Profit for the year	34,732.10	20,558.65
Other Directors' Commission -1% of the above profit	347.32	205.59
Restricted to maximum amount payable	100.00	35.00

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(Rs. in Million)

	2006-07	2005-06
29. (a) Remittance of Dividend on Equity Shares / GDRs in Foreign Currency		
No. of Non-Resident Shareholders	675	635
No. of Shares held		
— Fully Paid up	18,76,49,834	1,91,28,846
— Partly Paid up	2,78,64,045	—
Dividend (Rs. in million)	428.15	382.58
(b) Remittance of Interim Dividend on Equity Shares / GDRs in Foreign Currency		
No. of Non-Resident Shareholders	712	—
No. of Shares held		
— Fully Paid up	13,47,89,463	—
— Partly Paid up	1,91,96,171	—
Dividend (Rs. in million)	245.46	—

30. The amount transferable to Investor Education and Protection Fund does not include any amount due and outstanding to be transferred to said fund except Rs. 0.73 million (Previous year Rs. 0.74 million) which is held in abeyance due to legal case pending.

31. Deferred Tax

Major components of Deferred Tax arising on account of temporary timing differences are:

(Rs. in Million)

Particulars	As at 31st March, 2007	As at 31st March, 2006
Deferred Tax Assets (A)		
Un-amortized Expenses	149.28	123.19
On Retirement benefits expenses as per Accounting Standard 15 (Revised)	529.02	—
Total	**678.30**	**123.19**
Deferred Tax Liability (B)		
Depreciation	11,352.80	11,698.79
Others	583.51	757.99
Total	**11,936.31**	**12,456.78**
Net Deferred Tax Liabilities (B-A)	**11,258.01**	**12,333.59**

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

32. In compliance with Accounting Standard 27 on Financial Reporting of Interest in Joint Ventures, following disclosure are made in respect of jointly controlled entities in which the Company is a joint venturer:

(Rs. in Million)

Particulars	IDEA Cellular Ltd (Unaudited)	Mahan Coal Limited (Audited)
Country of incorporation	India	India
Percentage of Share in Joint Venture	8.81%	50.00%
Assets	8,593.65	26.10
Liabilities	5,636.69	1.37
Income	3,887.79	—
Expenditure	3,444.40	—
Capital Commitments (net of advance)	911.54	1.86
Contingent Liabilities	803.36	167.15

33. (a) The project activities in Utkal Alumina International Limited, a subsidiary of the Company with 55% stake is progressing well. The Company has invested a total amount of Rs. 2,095.14 million till 31st March, 2007. Out of this amount Rs. 1,294.55 is included in Loans and Advance towards advance against equity.

(b) The Company has entered into a joint venture agreement with Essar Power M.P. Limited by virtue of which it holds 50% stake in Mahan Coal Limited, a new company formed for mining of coal, a part of which being the entitlement of the Company as per the agreement will be used for generating power to be captively consumed in proposed greenfield aluminium smelter in Madhya Pradesh.

(c) The Company has entered into a joint venture partnership with Almex USA Inc. (Almex), for the manufacture of high strength aluminium alloys for applications in the aerospace, sporting goods and surface transport industries. The joint venture has been named Hindalco-Almex Aerospace Limited. The Company has 70 per cent equity participation, with Almex holding the balance 30 per cent in the JV. The Company has made an equity contribution of Rs.70.00 million till 31st March, 2007.

(d) During the quarter ended 31st March, 2007 the Company has incorporated a new wholly owned subsidiary in Canada by the name AV Metals Inc. This company has incorporated a company by the name 6703534 Canada Limited, as wholly owned subsidiary, the name of which has later been changed to AV Aluminium Inc. Another company by the name AV Minerals (Netherlands) B.V. has been incorporated in Netherlands as a wholly owned subsidiary of the Company in April 2007.

(e) The Company has entered into a definitive agreement with Novelis Inc. on 10th Feb., 2007 for acquiring all outstanding common shares @ USD 44.93 per share in cash for a total consideration of approximately USD 3.5 billion.

For this purpose the Company has secured firm commitments of USD 3.1 billion bridge loan of 18 months against the corporate guarantee of the Company and the balance of USD 450 million will be financed by the Company by way of infusing equity / preferred stock / other securities in its wholly owned subsidiaries.

The acquisition will be effected through one or more of its wholly owned subsidiaries.The acquisition is subject to various customary approvals including shareholders and Canadian Court approval.

The acquisition marks a synergistic extension to the Company's upstream business by way of expanding the Company's business activities to multiple downstream business, by optimization of operating assets of Novelis located in different geographical markets catering to a larger consumer base. Consistent with this acquisition, the expenses aggregating to Rs. 650 million, relating to this transaction, have been charged and included under appropriate account heads.

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

34. Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 (As amended)

(a) **Particulars in respect of Goods manufactured:-**

Class of goods	Installed Capacity			Actual Production			Stock of Goods Produced							
							Opening				Closing			
	Qty.		Qty.	Qty.		Qty.	01.04.06		01.04.05		31.03.07		31.03.06	
	2006-07 Tonnes		2005-06 Tonnes	2006-07 Tonnes		2005-06 Tonnes	Qty. Tonnes	Value (Rs Million)	Qty. Tonnes	Value (Rs Million)	Qty. Tonnes	Value (Rs Million)	Qty. Tonnes	Value (Rs Million)
Aluminium Metal	461,000	*	455,000	442,686		429,140	523	32.24	1,839	107.09	308	18.80	523	32.24
Rolled Products	200,000		200,000	211,088	#	190,581	5,593	454.37	4,678	353.50	4,445	359.11	5,593	454.37
Extruded Products	27,700		27,700	38,282	@	32,328	922	83.58	944	76.13	702	61.19	922	83.58
Conductor Redraw Rods	64,400		64,400	68,998		67,730	84	5.11	249	13.52	15	0.98	84	5.11
Aluminium Foil	11,000		11,000	25,699	$	26,184	813	93.21	700	83.61	865	110.09	813	93.21
Aluminium Wheel	300,000 Pcs		300,000 Pcs	196,621 Pcs		194,079 Pcs	3,253 Pcs	3.51	8,577 Pcs	8.81	11,102 Pcs	17.13	3,253 Pcs	3.51
Hydrate & Alumina	1,160,000		1,160,000	1,198,658		1,203,383	11,147	132.51	27,407	278.98	54,341	588.80	11,147	132.51
Electricity	1,009.2	MW	909.2	7,734	MU	7,252	–	–	–	–	–	–	–	–
Electricity (Co-generation)	212.8	MW	205.4	1,299	MU	1,234	–	–	–	–	–	–	–	–
Continuous Cast Copper Rods (CCR)	97,200		97,200	109,029		88,687	898	204.18	542	80.15	417	133.39	898	204.18
Copper cathodes	500,000		500,000	178,771		124,012	315	61.07	2,617	370.17	1,001	283.86	315	61.07
Sulphuric Acid	1,670,000		1,670,000	552,064		314,581	28,126	41.53	8,285	8.30	21,157	14.81	28,126	41.53
Phosphoric Acid	180,000		180,000	–		–	–	–	–	–	–	–	–	–
DAP & complexes	400,000		400,000	219,333	**	218,199	7,466	88.26	6,443	76.86	5,565	85.04	7,466	88.26
Gold	15		7.5	10.334		6.710	0.191	136.71	0.216	130.50	0.041	30.96	0.191	136.71
Silver	150		75	48.462		35.076	0.809	8.97	1.703	18.30	0.555	9.97	0.809	8.97
Others								28.71		15.13		12.49		28.71
TOTAL								1,373.96		1,621.05		1,726.62		1,373.96

The Installed Capacity is as certified by the Management and license capacity is not given as licensing is not applicable.

* Capacity increased by technological upgradation of existing capacities.

Includes 3,180 MT (Previous year 2,902 MT) being production out of customers' material and 41,769 MT (Previous year 35,196 MT) transferred for captive consumption.

@ Includes Nil MT (Previous year 800 MT) converted from outside party and 22 MT (Previous year 169 MT) transferred for captive consumption .

Alumina includes 8,55,702 MT (8,30,997 MT) transferred for own consumption/ further processing.

$ Includes 281 MT (previous year 68 MT) being production out of customers material / transferred for own consumption/ further processing.

Production of Copper cathodes, Sulphuric acid and Phosphoric acid are net of 111,758 MT, 340,533 MT and 97,963 MT (Previous year 86,216 MT, 324,833 MT and 95,420 MT) respectively which have been captively consumed /to be consumed.

Production of Copper cathodes, Sulphuric acid and Aluminium Fluoride includes Nil (Previous Year 595 MT, 10,982 MT and 113 MT respectively)produced during the Trial Run Activities.

** During the year Production and standardization loss of DAP & Complex is 299 MT (Previous Year Nil).

(b) **CIF value of imports** (Excluding goods in transit and imported items purchased locally): -

(Rs. in Million)

Particulars	2006-07	2005-06
i) Raw Materials	94,719.23	49,859.50
ii) Coal	1,253.11	1,089.64
iii) Components & Spare parts	624.66	776.77
iv) Capital Goods	2,036.69	1,770.59
v) Trading Goods	216.33	202.45

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(c) **Value of Raw Materials, Stores and Spares Consumed**

(Rs. in Million)

Particulars	2006-07		2005-06	
	Consumption	% of Total Consumption	Consumption	% of Total Consumption
1) **Value of Raw Materials Consumed:**				
Total Consumption	110,553.14		65,829.48	
Imported	98,954.93	89.51	55,734.91	84.67
Indigenous	11,598.21	10.49	10,094.57	15.33
2) **Value of Stores and Spares Consumed:**				
Total Consumption	3,599.73		3,100.39	
Imported	536.99	14.92	610.61	19.69
Indigenous	3,062.74	85.08	2,489.78	80.31

(d) **Particulars in respect of Traded Goods**

Particulars	2006-07				2005-06			
	Quantity (M.T.)		Value (Rs. Million)		Quantity (M.T.)		Value (Rs. Million)	
	Purchase	Sale	Purchase	Sale	Purchase	Sale	Purchase	Sale
Cathode	—	—	—	—	747.52	747.52	172.76	173.29
Rock Phosphate	7,733.23	7,733.23	28.03	31.26	—	—	—	—
Others	—	—	202.16	206.95	—	—	31.43	38.01

Note : Sale figures are included in Schedule '15'

(e) **Expenditure in Foreign Currency (Paid or Provided):-**

(Rs. in Million)

	2006-07	2005-06
Technical know-how & Professional Fee	972.75	272.61
Foreign Travelling	13.84	11.37
Commission	157.24	99.94
Interest	646.29	712.29
Others	191.71	6.82
(f) **Earnings in Foreign Exchange:-**		
Export of Goods on FOB basis	69,732.05	36,432.66
Others	43.32	68.92

35. **Earnings Per Share:**

Profits after taxation (Rs. in million)	**25,643.25**	**16,555.50**
Weighted average number of Basic and Diluted Equity Shares outstanding (including partly paid-up shares)	1,004,921,647	986,116,213
Face Value of Equity Shares (in Re.)	1.00	1.00
Basic and Diluted Earnings per share (in Rs.)	**25.52**	**16.79**

36. Segment Reporting

(a) Primary Segment Reporting (by Business Segment):

i) The Company has two reportable segment viz. Aluminium and copper which have been identified in line with the Account Standard 17 on segment Reporting, taking into account the organizational structure as well as differential risk and return of these segments. Details of products included in each segments are under:

Aluminium : Hydrate & Alumina, Aluminium and Aluminium Products.

Copper : Continuous Cast Copper Rods, Copper Cathod, Sulphuric Acid, DAP & Complexes, Gold and Silver.

ii) Inter-segment transfers are based on market rates.

iii) Information about Primary Segments are as follows:

(Rs. in Million)

Particulars	2006-07			2005-06		
	Aluminium	Copper	Total	Aluminium	Copper	Total
REVENUE						
External Sales	73,415.39	109,714.49	183,129.88	60,423.10	53,541.66	113,964.76
Inter-Segment transfer	28.20	61.35	89.55	—	0.79	0.79
	73,443.59	109,775.84	183,219.43	60,423.10	53,542.45	113,965.55
Less : Inter Segment Adjustment	28.20	61.35	89.55	—	0.79	0.79
Total Revenue	**73,415.39**	**109,714.49**	**183,129.88**	**60,423.10**	**53,541.66**	**113,964.76**
RESULTS						
Segment Results	29,291.73	5,170.93	34,462.66	21,281.40	192.91	21,474.31
Un-allocable Income (Net)			3,007.47			1,804.12
Interest Expenses			(2,423.88)			(2,251.68)
Extraordinary Income			—			30.22
Provision for Taxes			(9,403.00)			(4,501.47)
Net Profit			**25,643.25**			**16,555.50**
OTHER INFORMATION						
Assets:						
Segment Assets	84,367.13	68,108.74	152,475.87	71,342.09	67,308.93	138,651.02
Un-allocable Assets			96,892.04			50,246.75
Total Assets			**249,367.91**			**188,897.77**
Liabilities:						
Segment Liabilities	9,856.35	18,801.63	28,657.98	5,550.44	16,570.95	22,121.39
Unallocable Liabilities			96,561.24			70,773.86
Total Liabilities			**125,219.22**			**92,895.25**
Capital Expenditure	14,836.43	706.34		9,951.96	1,644.95	
Non-Cash Expenses:						
Depreciation and Amortisation	3,816.70	1,617.88		3,559.39	1,535.91	
Impairment	125.24	727.16		44.54	—	

(b) Secondary Segment Reporting (by Geographical demarcation):

i) The secondary segment is based on geographical demarcation i.e. India and Rest of the World.

ii) Information about Secondary Segment are as follows:

(Rs. in Million)

Particulars	2006-07			2005-06		
	India	Rest of the World	Total	India	Rest of the World	Total
Segment Revenue	113,397.83	69,732.05	183,129.88	77,532.10	36,432.66	113,964.76
Segment Assets	148,530.55	3,945.32	152,475.87	135,265.15	3,385.87	138,651.02
Capital Expenditure	15,542.77	–	15,542.77	11,596.91	—	11,596.91

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

37. **Related Party Disclosures**

A **List of Related Parties**

(a) **Subsidiaries of the Company**
A V Metals Inc.
A V Aluminum Inc.
Aditya Birla Minerals Limited.
Bihar Caustic and Chemicals Limited.
Birla (Nifty) Pty Limited.
Birla Maroochydore Pty Limited.
Birla Mt Gordon Pty Limited.
Birla Resources Pty Limited.
Dahej Harbour and Infrastructure Limited.
Hindalco - Almex Aerospace Limited.
Indal Exports Limited.
Indian Aluminium Company Limited.
Lucknow Finance Company Limited.
Minerals and Minerals Limited.
Renuka Investments & Finance Limited.
Renukeshwar Investments & Finance Limited.
Suvas Holdings Limited.
Utkal Alumina International Limited.

(b) **Trust of the Company**
Trident Trust.

(c) **Joint Ventures**
IDEA Cellular Limited.
Mahan Coal Limited.

(d) **Associate**
Aditya Birla Science and Technology Company Ltd.

(e) **Key Managerial Personnel:**
Mr. Debu Bhattacharya- Managing Director

B **The following transactions were carried out with the Related parties in the ordinary course of business:**

(a) **Subsidiary Companies, Associate and Joint Ventures:**

(Rs. in Million)

Sl. No.		2006-07 Subsidiaries	2006-07 Associate	2006-07 Joint Ventures	2005-06 Subsidiaries	2005-06 Associate	2005-06 Joint Ventures
	Transaction during the year						
1	Sales and Conversion	590.07	—	—	392.51	—	109.86
2	Services rendered	43.21	—	—	66.47	—	—
3	Interest and dividend received	63.72	0.72	—	55.69	—	0.50
4	Interest paid	—	—	—	—	—	—
5	Purchase of materials	11,636.94	—	—	5,744.35	—	153.63
6	Services received	311.81	5.16	0.39	277.90	—	0.52
7	Investments, Deposits, loans and advances made during the year	1,443.91	45.35	25.15	1,666.26	98.25	—
8	Investments, Deposits, loans and advances received back during the year	401.00	—	—	—	—	—
9	Guarantees and Collateral securities given	—	—	—	9,234.38	—	—
10	Guarantees and Collateral securities received back during the year	1,026.02	—	—	—	—	—
11	Licence and Lease arrangements						
	a) Licence Fees	0.06	—	—	5.66	—	—
	b) Deposits			—	54.85	—	—
	Outstanding balance as at 31st March						
1	Debit Balances	76.27	—	—	38.30	—	0.06
2	Credit Balances	1,445.56	4.18	—	12.19	—	—
3	Investments, Deposits, loans and advances	8,471.40	143.59	2,309.94	7,544.26	98.25	2,283.40
4	Guarantee and collateral securities given	45.00			1,071.03		
5	Guarantee and collateral securities taken	311.40			311.40		
(b)	**Trident Trust**						
	Beneficiary Interest in the Trust			344.52			344.52
(c)	**Key Managerial Personnel:**						
	Managerial Remuneration (including perquisites)			49.40			37.81

38. Figures of the previous year have been regrouped / rearranged wherever necessary.

SCHEDULE '22'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

39. Balance Sheet Abstract and Company's General Business Profile

I. REGISTRATION DETAILS

Registration No.	11-11238
State Code	11
Balance Sheet Date (Date / Month / Year)	31 / 03 / 07

II. CAPITAL RAISED DURING THE YEAR (Rs. in Million)

Public/Euro Issue	NIL
Right Issue	5528.68
Bonus Issue	NIL
Private Placement	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Rs. in Million)

Total Liabilities	249367.91
Total Assets	249367.91
Sources of Funds:	
Paid-up Capital	10443.25
Reserves & Surplus	123137.12
Secured Loans	64102.03
Unsecured Loans	9583.98
Deferred Tax Liability	11258.01
Application of Funds:	
Net Fixed Assets	84831.34
Investments	86753.17
Net Current Assets	37508.20
Misc. Expenditure	31.68
Accumulated Losses	NIL

IV. PERFORMANCE OF THE COMPANY (Rs. in Million)

Turnover	186830.57
Total Expenditure	151784.32
Profit/Loss Before Extraordinary Item & Tax	+35046.25
Profit/Loss After Extraordinary Item & Tax	+25643.25
EPS (In Rs.)	25.52
Dividend %**	170

**Interim & Final

V. GENERIC NAMES OF FIVE PRINCIPAL PRODUCTS/SERVICES OF COMPANY

Item Code No. (ITC Code)	7601
Product Description	ALUMINIUM INGOTS
Item Code No. (ITC Code)	7606
Product Description	ALUMINIUM ROLLED PRODUCTS
Item Code No. (ITC Code)	7605
Product Description	ALUMINIUM REDRAW RODS
Item Code No. (ITC Code)	740311
Product Description	COPPER CATHODES
Item Code No. (ITC Code)	740710
Product Description	CONTINUOUS CAST COPPER RODS

As per our report annexed.
For SINGHI & CO.
Chartered Accountants
RAJIV SINGHI
Partner
Membership No. 53518
Camp: Mumbai
Dated: The 4th day of May, 2007

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2007

(Rs. in Million)

	Year ended 31st March, 2007	Year ended 31st March, 2006
A. CASH FLOW FROM OPERATING ACTIVITIES		
Net Profit before Tax and Extraordinary items	**35,046.25**	**21,026.75**
Adjustment For:		
Interest and Finance Charges	2,423.88	2,251.68
Depreciation	5,528.02	5,166.77
Impairement	852.40	44.54
Unrealised Foreign Exchange Gain/ Loss (Net)	(198.37)	23.20
Provisions/ Provisions written-back (Net)	(33.76)	(195.71)
Miscellaneous Expenditure written-off	40.04	62.91
(Provision)/ write back for Diminution in carrying cost of Investments (Net)	(3.78)	17.49
Investing Activities (Net)	(3,488.20)	(2,231.90)
Operating Profit before Working Capital changes	40,166.48	26,165.73
Change in Working Capital:		
Change in Inventories	(2,202.26)	(17,205.70)
Change Trade & other Receivables	(4,563.55)	(9,225.11)
Change Trade Payables	5,580.37	10,345.72
Cash Generation from Operation	38,981.04	10,080.64
Payment under VRS	(11.72)	(29.05)
Payment of Direct Taxes	(5,603.73)	(2,968.24)
Net Cash Generated/ (Used) - Operating Activities	**33,365.59**	**7,083.35**
B. CASH FLOW FROM INVESTMENT ACTIVITIES		
Purchase of Fixed Assets	(13,536.41)	(12,083.76)
Sale of Fixed Assets	63.96	101.27
Acquisitions of Subsidiaries	(21.00)	(933.88)
Purchase/ Sale of Investments (Net)	(46,072.94)	(1,174.10)
Loans/ Repayments of Advances & Loans from Subsidiaries (Net)	(851.31)	(699.84)
Interest Received	1,689.09	423.47
Dividend Received	2,365.37	1,086.96
Extraordinary Item (Net)	—	30.22
Net Cash Generated/ (Used) - Investing Activities	**(56,363.24)**	**(13,249.66)**
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Equity Shares issued (Net of Expenses)	5,528.68	5,190.54
Proceeds/ Repayments of Long Term Borrowings (Net)	34,846.45	(1,189.49)
Proceeds/ Repayments of Short Term Borrowings (Net)	(10,194.82)	12,058.76
Interest and Finance Charges	(5,795.22)	(2,656.11)
Dividend Paid (including Dividend Tax)	(4,494.66)	(2,115.86)
Net Cash Generated/ (Used) - Financing Activities	**19,890.43**	**11,287.84**
Net Increase/(Decrease) in Cash and Cash Equivalents	**(3,107.22)**	**5,121.53**
Add: Opening Cash & Cash Equivalents	9,519.33	4,397.80
Closing Cash & Cash Equivalents	**6,412.11**	**9,519.33**

Notes:

1. Closing cash & cash equivalents represents "Cash and Bank Balances" except Rs. 242.85 million lying in deginated account with scheduled banks on account of unclaimed Dividend/ Fractional coupons of Shares, which are not available for use by the Company.
2. Figures for the previous year have been regrouped/ rearrranged wherever necessary.

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 4th day of May, 2007

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES

(Rs. in Million unless otherwise stated)

	Name of the Subsidiary Companies	Financial year of the Subsidiary ended on	Extent of the Holding Company's interest (%)	Net aggregate amount of the Profit/(Loss) of the Subsidiary, so far as it concerns the members of the Holding Company				Addtional Informations under Sec. 212(5)
				Not dealt with in the Holding Company's Accounts		Dealt with in the Holding Company's Accounts		
				For the Financial Year of the Subsidiary	For the previous Financial Years since they became Subsidiary	For the Financial Year of the Subsidiary	For the previous Financial Years since they became Subsidiary	
1	Indian Aluminium Company, Limited	31.03.2007	97.06%	(23.84)	(28.38)	Nil	Nil	N.A.
2	Indal Exports Limited	31.03.2007	100.00%	(0.01)	(0.20)	Nil	Nil	N.A.
3	Minerals & Minerals Limited	31.03.2007	100.00%	0.66	10.26	Nil	Nil	N.A.
4	Renuka Investments & Finance Limited	31.03.2007	100.00%	39.48	213.78	Nil	6.49	N.A.
5	Renukeshwar Investments & Finance Limited	31.03.2007	100.00%	26.58	166.58	Nil	0.98	N.A.
6	Suvas Holdings Limited	31.03.2007	51.00%	Nil	Nil	Nil	Nil	N.A.
7	Utkal Alumina International Limited	31.03.2007	55.00%	Nil	Nil	Nil	Nil	N.A.
8	Bihar Caustic & Chemicals Limited	31.03.2007	54.65%	183.82	334.43	12.78	16.60	N.A.
9	Hindalco-Almex Aerospace Limited	31.03.2007	70.00%	Nil	Nil	Nil	Nil	N.A.
10	Lucknow Finance Company Limited	31.03.2007	100.00%	7.73	36.98	Nil	Nil	N.A.
11	Dahej Harbour and Infrastructure Limited	31.03.2007	100.00%	375.31	952.39	Nil	Nil	N.A.
12	Birla Resources Pty Limited (in AUD '000)	31.03.2007	100.00%	0.53	Nil	Nil	Nil	N.A.
13	Aditya Birla Minerals Limited (in AUD '000)	31.03.2007	51.00%	(4.08)	(10,480.00)	Nil	Nil	N.A.
14	Birla Maroochydore Pty Limited (in AUD '000) *	31.03.2007	51.00%	(49.91)	(298.00)	Nil	Nil	N.A.
15	Birla Nifty Pty Limited (in AUD '000) *	31.03.2007	51.00%	(6,653.97)	(5,615.00)	Nil	Nil	N.A.
16	Birla Mt Gordon Pty Limited (in AUD '000) *	31.03.2007	51.00%	7,935.60	(44,247.00)	Nil	Nil	N.A.
17	AV Metals Inc (in CAD '000)	31.03.2007	100.00%	(0.41)	Nil	Nil	Nil	N.A.
18	AV Aluminum Inc (in CAD '000) #	31.03.2007	100.00%	Nil	Nil	Nil	Nil	N.A.

* Subsidiaries of Aditya Birla Minerals Limited

\# Subsidiary of AV Metals Inc.

Note: As the Financial Year of the Subsidary Companies coincide with the Financial Year of the Holding Company, Section 212 (5) of the Companies Act, 1956, is not applicable.

For and on behalf of the Board

S. Talukdar
President & CFO

Anil Malik
Company Secretary

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

Mumbai
Dated: The 24th day of June, 2007

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF HINDALCO INDUSTRIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF HINDALCO INDUSTRIES LIMITED, ITS SUBSIDIARIES, JOINT VENTURES AND ASSOCIATE.

1) We have audited the attached Consolidated Balance Sheet of HINDALCO INDUSTRIES LIMITED, its subsidiaries, joint ventures and associate as at 31st March, 2007, the Consolidated Profit and Loss Account and also the Consolidated Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the HINDALCO INDUSTRIES LIMITED'S management. Our responsibility is to express an opinion on these financial statements based on our audit.

2) We conducted our audit in accordance with generally accepted auditing standards in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. a) We did not audit the financial statements of Indian subsidiaries whose financial statements reflect total assets of Rs. 8,056.12 million as at 31st March, 2007 and total revenue of Rs. 2,333.00 million and net cash flow amounting to Rs. 831.87 million for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far relates to the amounts included in respect of these subsidiaries, is based solely on the report of the other Auditors.

b) The Consolidated Financial Statements of M/s Aditya Birla Minerals Ltd. and financial statement of Birla Resources Pty. Ltd, foreign subsidiaries, are audited by other auditors as per requirement of Australian Equivalent International Financial Reporting Standard. These financial statements have been converted as per requirement of Indian GAAP and reflect total assets of Rs. 22,924.44 million as at 31st March, 2007 and total revenue Rs. 15,891.02 million and net cash flow amounting to Rs. 78.33 million for the year then ended.

c) The consolidated financial statement of AV Metals Inc, a foreign subsidiary is unaudited and have been certified and converted by the management as per the requirement of Indian GAAP and reflect total assets of Rs.124.54 millions as at 31st March 2007 and total revenue of Rs. NIL and net cash flow of Rs. 4.64 millions for the year ended on that date.

d) These consolidated financial statements include total assets of Rs. 8,570.83 million as at 31st March, 2007 and total revenue of Rs. 3,870.34 million and net cash flow amounting to Rs 1,471.11 million for the year then ended being proportionate share in the joint venture, Idea Cellular Limited, is based on un-audited financial statements, reviewed by the Statutory Auditors.

e) These consolidated financial statements includes total assets of Rs 1988.7 millions as at 31st March 2007 and total revenue of Rs 626.66 millions and net cash flow amounting to Rs 219.06 millions for the year then ended, which are based on the financial statement of a subsidiary and a joint venture audited by us.

f) The company's share of loss in associate aggregating to Rs. 5.17 million for the year ended 31st March 2007, have been accounted based on unaudited financial results which have been certified by the management of the associate.

g) Our opinion, in so far as it relates to the amounts included in respect of subsidiaries referred to in (a) and (b) above are based solely on the reports of the other auditors, in respect of joint venture referred to in (d) is based on review report of other auditor and in respect of subsidiaries referred to in (c) and in respect of associate referred to in (f) above are based on the certificates of the management.

4) We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, "Consolidated Financial Statements", Accounting Standard (AS) 23, "Accounting for Investment in Associates in Consolidated Financial Statements" and Accounting Standard (AS) 27 "Financial reporting on interest in Joint Venture" and other applicable Accounting Standards except for the matter referred in paragraph 3 above.

5) On the basis of the information and explanations given to us and on the consideration of the separate audit reports on the individual audited financial statements of HINDALCO INDUSTRIES LIMITED, its subsidiaries, joint ventures and certification of management in respect of subsidiaries, and associate referred to in 3 (c) and (f) above and read with other notes of Schedule No. 22, subject to Note 11 (a) and (b) of Schedule 22, we are of the opinion that:

(a) the consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs as at 31st March, 2007;

(b) the consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operation for the year ended; and

(c) the consolidated Cash Flow Statement gives a true and fair view, of the Cash Flows for the year ended on that date.

Camp: Mumbai
Dated: The 23rd day of June, 2007

1B, Old Post Office Street
Kolkata, 700 001

For Singhi & Co.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2007

(Rs. in Million)

	Schedule	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated 31st March, 2007	Consolidated 31st March, 2006
SOURCES OF FUNDS					
SHAREHOLDERS' FUNDS					
Share Capital	'1'	1,043.25	2,307.15	1,043.25	1,473.76
Reserves and Surplus	'2'	127,512.00	672.38	128,179.21	92,383.33
		128,555.25	2,979.53	129,222.46	93,857.09
LOAN FUNDS					
Secured Loans	'3'	69,471.77	3,117.29	72,589.06	31,178.07
Unsecured Loans	'4'	11,306.83	627.16	11,933.99	31,611.93
		80,778.60	3,744.45	84,523.05	62,790.00
MINORITY INTEREST		8,566.84	-	8,566.84	1,295.19
DEFERRED TAX LIABILITY (NET)		11,714.57	-	11,714.57	12,281.36
	TOTAL	229,615.26	6,723.98	234,026.92	170,223.64
APPLICATION OF FUNDS					
FIXED ASSETS					
Gross Block	'5'	134,589.43	9,154.86	143,744.29	134,432.59
Less : Depreciation		45,269.97	3,179.39	48,449.36	44,957.73
Less : Impairment		1,896.21	-	1,896.21	1,043.81
Net Block		87,423.25	5,975.47	93,398.72	88,431.05
Capital Work-in-Progress		18,699.49	466.87	19,166.36	10,402.80
		106,122.74	6,442.34	112,565.08	98,833.85
INVESTMENTS	'6'	81,059.02	1.08	78,747.78	31,632.07
CURRENT ASSETS, LOANS AND ADVANCES					
Inventories	'7'	48,107.48	15.77	48,123.25	44,975.37
Sundry Debtors	'8'	15,294.55	190.63	15,485.18	13,056.55
Cash and Bank Balances	'9'	8,740.03	1,604.64	10,344.67	10,423.42
Other Current Assets	'10'	1,209.43	10.33	1,219.76	2,445.41
Loans and Advances	'11'	11,179.39	332.15	11,511.54	7,880.90
		84,530.88	2,153.52	86,684.40	78,781.65
Less :					
CURRENT LIABILITIES AND PROVISIONS					
Current Liabilities	'12'	28,591.26	1,844.79	30,436.05	28,861.18
Provisions	'13'	13,548.26	28.43	13,576.69	10,249.60
		42,139.52	1,873.22	44,012.74	39,110.78
NET CURRENT ASSETS		42,391.36	280.30	42,671.66	39,670.87
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	'14'	42.14	0.26	42.40	86.85
	TOTAL	229,615.26	6,723.98	234,026.92	170,223.64
Notes on Accounts	'22'				

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Dated: The 23rd day of June, 2007

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

C. M. Maniar – *Director*
D. Bhattacharya – Managing Director
M. M. Bhagat – *Director*

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2007

(Rs. in Million)

	Schedule	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated 31st March, 2007	Consolidated 31st March, 2006
INCOME					
Gross Sales and Operating Revenues	'15'	205,466.90	3,845.27	209,312.17	132,089.39
Less: Excise Duty		16,151.09	-	16,151.09	10,892.69
Net Sales and Operating Revenues		189,315.81	3,845.27	193,161.08	121,196.70
Other Income	'16'	4,065.38	25.07	4,090.45	2,805.44
		193,381.19	3,870.34	197,251.53	124,002.14
EXPENDITURE					
(Increase)/ Decrease in Stocks	'17'	(4,502.30)	1.07	(4,501.23)	(10,111.91)
Raw Materials Consumed	'18'	113,247.95	-	113,247.95	67,971.78
Goods Purchased		230.19	3.48	233.67	211.62
Payments to and Provision for Employees	'19'	5,485.97	228.77	5,714.74	5,028.16
Other Operating Expenses	'20'	31,853.11	2,307.08	34,160.19	29,648.16
Interest and Finance Charges	'21'	2,844.64	289.84	3,134.48	3,013.69
Depreciation		7,201.50	591.63	7,793.13	7,914.85
Impairment		852.40	-	852.40	44.54
		157,213.46	3,421.87	160,635.33	103,720.89
PROFIT BEFORE EXTRAORDINARY ITEM AND TAX		36,167.73	448.47	36,616.20	20,281.25
Extraordinary Items (Net)		-	-	-	(22.72)
PROFIT BEFORE TAX		36,167.73	448.47	36,616.20	20,303.97
Provision for Current Tax		9,942.38	0.04	9,942.42	3,315.00
Provision for Deferred Tax		(479.39)	-	(479.39)	979.74
Provision for Fringe Benefit Tax		115.48	5.23	120.71	108.54
Adjustment of Taxation for earlier years		1.18	-	1.18	(1.17)
NET PROFIT BEFORE MINORITY INTEREST		26,588.08	443.20	27,031.28	15,901.86
Minority Interest		161.28	-	161.28	106.09
Share of Profit/ Loss of Associates		-	-	5.17	-
NET PROFIT		26,426.80	443.20	26,864.83	15,795.77
Balance brought forward from Previous year		88.21	(1,726.83)	(1,638.62)	(1,192.41)
Adjustment for change in holding in a Joint Venture		-	222.00	222.00	-
Transfer from Debenture Redemption Reserve		1,450.00	-	1,450.00	1,152.83
Adjustment for Employees Benefits		(0.14)	(10.80)	(10.94)	-
BALANCE AVAILABLE FOR APPROPRIATIONS		27,964.87	(1,072.43)	26,887.27	15,756.19
APPROPRIATIONS					
Debenture Redemption Reserve		186.84	-	186.84	750.51
Special Reserve		12.73	-	12.73	3.79
Interim Dividend on Equity Shares		1,773.44	-	1,773.44	-
Tax on Interim Dividend		248.73	-	248.73	-
Proposed Dividend on Equity Shares		15.91	-	15.91	2,178.99
Tax on Proposed Dividend		5.96	-	5.96	307.40
Transfer to General Reserve		24,411.56	-	24,406.39	14,154.12
Balance Carried to Balance Sheet		1,309.70	(1,072.43)	237.27	(1,638.62)
		27,964.87	(1,072.43)	26,887.27	15,756.19
Basic and Diluted Earnings per Share (in Rupees)				26.73	16.02
Notes on Accounts	'22'				

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

C. M. Maniar – *Director*
D. Bhattacharya – Managing Director
M. M. Bhagat – *Director*

Dated: The 23rd day of June, 2007

(Rs. in Million)

	Nos	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated 31st March, 2007	Consolidated 31st March, 2006
SCHEDULE '1'					
SHARE CAPITAL					
Equity Share Capital:					
Equity Shares of Re.1/- each fully paid-up	927,808,470	927.81	2,307.15	927.81	927.81
Equity Shares of Re.1/- each (Called & paid-up of Re. 0.25 each)	-	-	-	-	57.88
Equity Shares of Re.1/- each (Called & paid-up of Re. 0.50 each)	231,521,031	115.76	-	115.76	-
		1,043.57	2,307.15	1,043.57	985.69
Less: Face value of Shares forfeited	60,500	0.06	-	0.06	0.06
		1,043.51	2,307.15	1,043.51	985.63
Add: Forfeited Shares Account (Amount Paid-up)		0.03	-	0.03	0.03
		1,043.54	2,307.15	1,043.54	985.66
Less: Calls-in-Arrears		0.29	-	0.29	-
		1,043.25	2,307.15	1,043.25	985.66
Preference Share Capital:					
11% Redeemable Cumulative Non-Convertible Preference Shares of Rs. 10 million each of Idea Cellular Limited		-	-	-	488.10
		1,043.25	2,307.15	1,043.25	1,473.76
SCHEDULE '2 '					
RESERVES AND SURPLUS					
Capital Reserve		2,923.96	44.11	2,968.07	396.45
Capital Redemption Reserve		1,011.59	-	1,011.59	1,011.59
Securities Premium Reserve		20,018.29	1,612.77	21,631.06	14,547.19
Debenture Redemption Reserve		2,496.70	-	2,496.70	3,759.88
Special Reserve		61.91	-	61.91	49.18
Foreign Currency Translation Reserve		1,041.42	-	1,041.42	821.45
Hedging Reserve		(222.51)	-	(222.51)	(1,513.55)
Amalgamation Reserve		-	87.93	87.93	100.90
General Reserve		98,974.25	-	98,969.08	75,353.28
Profit & Loss Account Balance		1,309.70	(1,072.43)	237.27	(1,638.62)
		127,615.31	672.38	128,282.52	92,887.75
Less: Minority Interest		(104.63)	-	(104.63)	291.40
Less: Goodwill/ Capital reserve		207.94	-	207.94	213.02
		127,512.00	672.38	128,179.21	92,383.33

(Rs. in Million)

	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated 31st March, 2007	Consolidated 31st March, 2006
SCHEDULE '3'				
SECURED LOANS				
Redeemable Non-Convertible Debentures	10,386.80	-	10,386.80	13,686.80
Loans from Banks:				
Cash Credit and Export Credit Accounts	5,496.65	0.04	5,496.69	1,743.15
Rupee Term Loans	49,657.00	2,270.55	51,927.55	10,797.04
Foreign Currency Term Loans	3,544.99	-	3,544.99	3,117.79
Other Loans:				
Term Loan from Government of UP under SHSIW	0.35	-	0.35	0.54
Rupee Term Loans from Financial Institutions	47.64	829.33	876.97	1,632.61
Foreign Currency Term Loans from Financial Institutions	97.78	-	97.78	200.14
Term Loans from Others	240.56	17.37	257.93	-
	69,471.77	3,117.29	72,589.06	31,178.07
SCHEDULE '4'				
UNSECURED LOANS				
Employees' and other Deposits	211.17	-	211.17	261.49
Short Term Loans:				
Rupee Loans from Banks	-	471.15	471.15	1,761.51
Foreign Currency Loans from Banks	2,477.92	-	2,477.92	13,031.73
Buyers' Credit	4,453.80	-	4,453.80	13,911.39
Others	1,438.92	-	1,438.92	-
Other Loans:				
Foreign Currency Term Loans from Banks	2,243.56	-	2,243.56	2,243.56
Sales Tax Deferral	204.83	-	204.83	224.66
Others	276.63	156.01	432.64	177.59
	11,306.83	627.16	11,933.99	31,611.93

SCHEDULE '5'
FIXED ASSETS

(Rs. in Million)

	ORIGINAL COST				DEPRECIATION				IMPAIRMENT				NET BOOK VALUE			
	As at 31st March, 2007				As at 31st March, 2007				As at 31st March, 2007				As at 31st March, 2007			
	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated	As at 31st March, 2006 Consolidated	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated	As at 31st March, 2006 Consolidated	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated	As at 31st March, 2006 Consolidated	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated	As at 31st March, 2006 Consolidated
A. Tangible Assets																
Mining Rights	8,391.04	-	8,391.04	9,170.76	1,866.21	-	1,866.21	4,290.58	-	-	-	-	6,524.83	-	6,524.83	4,880.18
Leasehold Land	855.85	15.82	871.67	856.55	59.18	10.95	70.13	61.31	-	-	-	-	796.67	4.87	801.54	795.24
Freehold Land	446.75	6.03	452.78	448.99	2.15	-	2.15	1.86	13.54	-	13.54	10.64	431.06	6.03	437.09	436.49
Buildings	10,744.29	88.51	10,832.80	9,760.79	2,157.60	15.51	2,173.11	1,905.83	218.99	-	218.99	157.83	8,367.70	73.00	8,440.70	7,697.13
Plant & Machinery	107,504.55	5,982.47	113,487.02	105,006.22	38,738.85	2,220.47	40,959.32	35,628.82	1,663.48	-	1,663.48	875.14	67,102.22	3,762.00	70,864.22	68,502.26
Vehicles & Aircraft	1,550.50	31.33	1,581.83	1,521.97	601.50	8.37	609.87	563.81	-	-	-	-	949.00	22.96	971.96	958.16
Furniture & Fittings	2,165.49	96.20	2,261.69	2,127.20	1,281.20	67.29	1,348.49	1,237.95	-	-	-	-	884.29	28.91	913.20	889.25
Railway Sidings	171.23	-	171.23	136.18	57.40	-	57.40	50.57	-	-	-	-	113.83	-	113.83	85.61
Live Stock	0.69	-	0.69	0.72	-	-	-	-	-	-	-	-	0.69	-	0.69	0.72
B. Intangible Assets																
Goodwill	1,588.82	1,040.61	2,629.43	2,634.06	-	-	-	-	-	-	-	-	1,588.82	1,040.61	2,629.43	2,634.06
Rehabilation Assets	579.34	-	579.34	326.41	106.69	-	106.69	28.74	-	-	-	-	472.65	-	472.65	297.67
Entry/ Licence Fees	305.83	1,832.34	2,138.17	2,110.62	154.54	815.05	969.59	914.16	-	-	-	-	151.29	1,017.29	1,168.58	1,196.46
Computer Software	285.05	61.55	346.60	332.12	244.65	41.75	286.40	274.10	0.20	-	0.20	0.20	40.20	19.80	60.00	57.82
	134,589.43	9,154.86	143,744.29	134,432.59	45,269.97	3,179.39	48,449.36	44,957.73	1,896.21	-	1,896.21	1,043.81	87,423.25	5,975.47	93,398.72	88,431.05
C. Capital Work-in-Progress													18,699.49	466.87	19,166.36	10,402.80
													106,122.74	6,442.34	112,565.08	98,833.85

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated 31st March, 2007	Consolidated 31st March, 2006
SCHEDULE '6'				
INVESTMENTS				
A. Long Term Investments:				
Government Securities	52.58	-	52.58	55.09
Shares, Debentures, Bonds and Others	7,068.86	-	4,761.71	3,590.06
Shares in Associates	98.00	-	92.83	0.25
Units of Mutual Funds	55.61	-	55.61	17.99
B. Current Investments:				
Units of Debt Schemes of various Mutual Funds	73,783.97	1.08	73,785.05	27,968.68
	81,059.02	**1.08**	**78,747.78**	**31,632.07**
SCHEDULE '7'				
INVENTORIES				
Stores and Spare-parts	2,951.23	15.75	2,966.98	2,690.17
Coal and Fuel	947.85	-	947.85	612.77
Raw Materials	17,974.62	-	17,974.62	19,952.91
Work-in-Process	24,270.04	-	24,270.04	20,119.08
Finished Goods	1,730.52	0.02	1,730.54	1,380.43
Excise Duty on Stock	233.22	-	233.22	220.01
	48,107.48	**15.77**	**48,123.25**	**44,975.37**
SCHEDULE '8'				
SUNDRY DEBTORS				
Exceeding six months:				
Good	724.01	2.32	726.33	842.75
Doubtful	199.93	183.28	383.21	345.98
Others:				
Good	14,570.54	188.31	14,758.85	12,213.80
Doubtful	-	12.73	12.73	-
	15,494.48	**386.64**	**15,881.12**	**13,402.53**
Less: Provision for doubtful debts	199.93	196.01	395.94	345.98
	15,294.55	**190.63**	**15,485.18**	**13,056.55**
SCHEDULE '9'				
CASH AND BANK BALANCES				
Cash balance on hand	3.77	0.02	3.79	4.76
Cheques and Drafts in hand	735.94	23.37	759.31	1,837.79
Balance with Scheduled Banks:				
In Current Accounts	1,865.22	86.70	1,951.92	897.80
In Call Account	2.42	-	2.42	-
In Deposit Account	5,909.57	1,494.55	7,404.12	7,385.95
Balance with Non-Scheduled Banks	0.20	-	0.20	0.48
Balance with Foreign Banks	222.91	-	222.91	296.64
	8,740.03	**1,604.64**	**10,344.67**	**10,423.42**

(Rs. in Million)

	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated 31st March, 2007	Consolidated 31st March, 2006
SCHEDULE '10'				
OTHER CURRENT ASSETS				
Accrued Interest				
On Investments	13.54	-	13.54	8.49
On Inter Corporate Deposits and deposit in banks	182.44	10.33	192.77	82.19
On Others	54.77	-	54.77	29.61
Accrued Exports Incentives	958.68	-	958.68	2,325.12
	1,209.43	10.33	1,219.76	2,445.41
SCHEDULE '11'				
LOANS AND ADVANCES				
Inter Corporate Deposits	868.48	-	868.48	589.24
Advances recoverable in cash or in kind or for value to be received/adjusted	7,314.54	295.01	7,609.55	5,305.19
Balance with Customs, Port Trusts, Excise etc.	1,040.08	28.43	1,068.51	688.06
Security and other Deposits	1,611.77	8.71	1,620.48	953.89
Trident Trust	344.52	-	344.52	344.52
	11,179.39	332.15	11,511.54	7,880.90
SCHEDULE '12'				
CURRENT LIABILITIES				
Sundry Creditors	25,364.81	1,478.02	26,842.83	26,195.90
Customers' Credit Balances and Advances against orders	1,542.78	226.29	1,769.07	667.77
Security Deposits Refundable	187.18	73.66	260.84	562.36
Investor Education and Protection Fund shall be credited by the following:				
Unpaid Dividends	239.37	-	239.37	62.86
Unpaid Application/Call Money due for Refund	4.01	-	4.01	30.72
Unpaid Matured Deposits	0.47	-	0.47	0.56
Interest accrued on above	0.70	-	0.70	0.70
Other Liabilities	642.18	65.12	707.30	733.23
Interest accrued but not due on Debentures, Loans and Deposits	609.76	1.70	611.46	607.08
	28,591.26	1,844.79	30,436.05	28,861.18
SCHEDULE '13'				
PROVISIONS				
Provision for Taxation (Net)	10,692.27	(18.40)	10,673.87	6,484.97
Proposed Dividend	15.91	-	15.91	2,178.99
Tax on Proposed Dividend	5.96	-	5.96	307.40
Post-retiral Benefits	1,924.75	24.53	1,949.28	514.13
Other Provisions	909.37	22.30	931.67	764.11
	13,548.26	28.43	13,576.69	10,249.60
SCHEDULE '14'				
MISCELLANEOUS EXPENDITURE				
(To the extent not written off or adjusted)				
Compensation under Voluntary Retirement Scheme	34.70	-	34.70	63.07
Others	7.44	0.26	7.70	23.78
	42.14	0.26	42.40	86.85

(Rs. in Million)

	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated 31st March, 2007	Consolidated 31st March, 2006
SCHEDULE '15'				
GROSS SALES AND OPERATING REVENUES				
A. Sales and Services				
Net Sales	186,744.08	3,845.27	190,589.35	118,020.94
Excise Duty	16,151.09	-	16,151.09	10,892.69
Gross Sales	202,895.17	3,845.27	206,740.44	128,913.63
B. Operating Revenues				
Export and other Incentives	2,183.08	-	2,183.08	2,746.31
Miscellaneous Receipts and Claims	388.65	-	388.65	429.45
	2,571.73	-	2,571.73	3,175.76
	205,466.90	3,845.27	209,312.17	132,089.39
SCHEDULE '16'				
OTHER INCOME				
Rent Received	45.68	-	45.68	38.96
Profit/(Loss) on Fixed Assets sold/discard (Net)	226.97	(0.42)	226.55	255.92
Income from Investments:				
Income from Current Investments:				
Dividend	1,329.78	-	1,329.78	946.60
Profit/(Loss) on sale of Investments (Net)	326.53	7.21	333.74	93.40
Diminution in carrying cost of Investments	6.29	-	6.29	(10.86)
Income from Long Term Investments:				
Interest	81.25	-	81.25	13.15
Dividend	381.28	-	381.28	162.37
Profit/(Loss) on sale of Investments (Net)	234.92	-	234.92	515.38
Diminution in carrying cost of Investments/written back (Net)	(2.51)	-	(2.51)	(6.63)
Interest on Inter Corporate Deposits and Deposit in Banks	259.99	-	259.99	144.64
Interest from Others	1,004.01	15.06	1,019.07	457.08
Miscellaneous Income	171.19	3.22	174.41	195.43
	4,065.38	25.07	4,090.45	2,805.44
SCHEDULE '17'				
(INCREASE)/DECREASE IN STOCKS				
Closing Stocks:				
Work-in-Process	24,270.04	-	24,270.04	20,119.08
Finished/ Traded Goods	1,963.74	0.02	1,963.76	1,600.44
	26,233.78	0.02	26,233.80	21,719.52
Less: Opening Stocks:				
Work-in-Process	20,119.08	-	20,119.08	9,652.40
Finished/ Traded Goods *	1,599.19	1.09	1,600.28	1,930.64
	21,718.27	1.09	21,719.36	11,583.04
Add: (Increase)/Decrease in Excise Duty on Stock	(13.21)	-	(13.21)	(24.57)
	(4,502.30)	1.07	(4,501.23)	(10,111.91)

* Adjustment of Rs. 0.16 million for change in holding in a Joint Venture during the year.

(Rs. in Million)

	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated 31st March, 2007	Consolidated 31st March, 2006
SCHEDULE '18'				
RAW MATERIALS CONSUMED				
Raw Materials Consumed	113,247.95	-	113,247.95	67,971.78
	113,247.95	**-**	**113,247.95**	**67,971.78**
SCHEDULE '19'				
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES				
Salaries, Wages and Bonus	4,401.35	197.50	4,598.85	3,843.70
Contribution to Provident and other Funds	395.29	11.37	406.66	379.35
Provision/ Contribution to Gratuity Fund	56.39	-	56.39	219.37
Employees Welfare	632.94	19.90	652.84	585.74
	5,485.97	**228.77**	**5,714.74**	**5,028.16**
SCHEDULE '20'				
OTHER OPERATING EXPENSES				
Consumption of Stores and Spare-parts	3,658.20	23.43	3,681.63	3,192.54
Power and Fuel (including cost of own generation)	18,481.28	104.46	18,585.74	18,049.92
Processing and Operation	1,148.60	1,011.83	2,160.43	1,755.89
Repairs, Renewals and Replacements:				
To Buildings	205.74	1.78	207.52	205.60
To Machinery	1,134.24	104.41	1,238.65	977.11
To Others	259.51	4.95	264.46	255.26
Rates and Taxes	127.07	252.99	380.06	85.56
Rent	186.41	54.91	241.32	190.74
Insurance	398.73	3.43	402.16	390.15
Travelling & Conveyance	409.06	29.22	438.28	367.21
Auditors' Remuneration	33.54	1.24	34.78	22.77
Royalty	63.77	-	63.77	32.26
Research and Development	38.48	-	38.48	26.14
Discount on Sales	125.06	-	125.06	80.47
Commission on Sales	296.79	277.23	574.02	539.28
Freight and Forwarding (Net)	2,646.55	-	2,646.55	2,263.29
Provision for doubtful debts/ (written back) (Net)	47.08	29.91	76.99	65.56
Bad Debts written off	23.52	2.51	26.03	13.40
Donation	110.59	-	110.59	87.55
Directors' Fees	0.96	0.05	1.01	0.69
Directors' Commission	103.56	-	103.56	37.04
Miscellaneous Expenditure written off	51.27	-	51.27	67.93
Liability no longer required written back (Net)	(107.77)	(15.48)	(123.25)	(451.53)
Miscellaneous	2,410.87	420.21	2,831.08	1,393.33
	31,853.11	**2,307.08**	**34,160.19**	**29,648.16**
SCHEDULE '21'				
INTEREST AND FINANCE CHARGES				
Interest on Debentures and other Fixed Loans	3,273.37	266.07	3,539.44	2,403.33
Interest on Others	655.71	18.39	674.10	799.10
Other Finance Charges	666.32	5.38	671.70	322.57
	4,595.40	**289.84**	**4,885.24**	**3,525.00**
Less: Interest Capitalised	1,750.76	-	1,750.76	511.31
	2,844.64	**289.84**	**3,134.48**	**3,013.69**

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE '22'

NOTES ON ACCOUNTS

1. **Principles of Consolidation:**

(a) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 on "Consolidated Financial Statements". These relate to Hindalco Industries Limited (the Company), its Subsidiaries (the Group) and its interest in Joint Ventures and Associates and are prepared on the following basis:

i) The financial statements of the Company and its Subsidiaries are combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating inter-group balances and inter-group transactions including unrealised profits/ losses in year end inventories.

ii) The difference between the Company's cost of investments in the Subsidiaries, over its portion of equity at the time of acquisition of shares is recognised in the consolidated financial statements as Goodwill or Capital Reserve as the case may be.

iii) Minority Interest's share in net profit/ loss of consolidated subsidiaries for the year is adjusted against the income of the Group in order to arrive at the net income attributable to shareholders of the Company. Minority Interest's share in net assets of consolidated subsidiaries is presented in the Consolidated Balance Sheet separate from liabilities and the equity of the Company's shareholders. Minority Interest in the consolidated financial statements is identified and recognised after taking into consideration:

- The amount of equity attributable to minorities at the date on which investments in a subsidiary is made.
- The minorities' share of movement in equity since the date parent- subsidiary relationship came into existence.
- The losses attributable to the minorities are adjusted against the minority interest in the equity of the subsidiary.
- The excess of loss over the minority interest in the equity, is adjusted against General Reserve of the Company.

iv) In case of foreign subsidiaries, being non-integral foreign operations, revenue items are converted at the average rates prevailing during the year. All assets and liabilities are converted at rates prevailing at the end of the year. Any exchange difference arising on consolidation is recognised in the "Foreign Currency Translation Reserve".

v) Interest in jointly controlled entities are accounted for using proportionate consolidation in accordance with Accounting Standard 27 on "Financial reporting of interests in Joint Ventures". The Company's share in each of the assets, liabilities, income and expenses of jointly controlled entities are reported in separate column . The difference between cost of the Company's interest in jointly controlled entities over its share of net assets in the jointly controlled entities, at the date on which interest is acquired, is recognised in the consolidated financial statements as Goodwill or Capital Reserve as the case may be.

vi) Investment in Associates are accounted for using equity method in accordance with Accounting Standard 23 on "Accounting for Investments in Associates in Consolidated Financial Statements". For this investments are initially recorded at cost, any goodwill/ capital reserve arising at the time of acquisition are identified and carrying amount of investment are adjusted thereafter for the post acquisition share of profits/ loss.

vii) The consolidated financial statements are prepared by adopting uniform accounting policies for like transactions and other events in similar circumstances and are presented, to the extent possible, in the same manner as the Company's separate financial statements except otherwise stated elsewhere in this schedule.

(b) Accounting Policies and Notes on Accounts of the Financial Statements of the Company and all the subsidiaries are set out in their respective Financial Statements.

SCHEDULE '22' (Contd.)

NOTES ON ACCOUNTS (Contd.)

2. (a) The Subsidiaries, Joint Ventures and Associates considered in the Consolidated Financial Statements are as under:

Name of the Company	Relationship	Country of Incorporation	Proportion of Ownership Interest	Reporting Date
Indian Aluminium Company, Limited	Subsidiary	India	97.06%	31.03.2007
Indal Exports Limited	Subsidiary	India	100.00%	31.03.2007
Minerals & Minerals Limited	Subsidiary	India	100.00%	31.03.2007
Bihar Caustic & Chemicals Limited	Subsidiary	India	54.65%	31.03.2007
Utkal Alumina International Limited *	Subsidiary	India	55.00%	31.03.2007
Suvas Holdings Limited	Subsidiary	India	51.00%	31.03.2007
Renukeshwar Investments & Finance Limited	Subsidiary	India	100.00%	31.03.2007
Renuka Investments & Finance Limited	Subsidiary	India	100.00%	31.03.2007
Dahej Harbour and Infrastructure Limited	Subsidiary	India	100.00%	31.03.2007
Lucknow Finance Company Limited	Subsidiary	India	100.00%	31.03.2007
Aditya Birla Minerals Limited $	Subsidiary	Australia	51.00%	31.03.2007
Birla Maroochydore Pty Limited #	Subsidiary	Australia	51.00%	31.03.2007
Birla (Nifty) Pty Limited #	Subsidiary	Australia	51.00%	31.03.2007
Birla Mt Gordon Pty Limited #	Subsidiary	Australia	51.00%	31.03.2007
Birla Resources Pty Limited	Subsidiary	Australia	100.00%	31.03.2007
AV Metals Inc	Subsidiary	Canada	100.00%	31.03.2007
AV Aluminum Inc @	Subsidiary	Canada	100.00%	31.03.2007
Hindalco-Almex Aerospace Limited *	Subsidiary	India	70.00%	31.03.2007
IDEA Cellular Limited $$	Joint Venture	India	8.81%	31.03.2007
Mahan Coal Limited	Joint Venture	India	50.00%	31.03.2007
Aditya Birla Science & Technology Company Limited	Associate	India	49.00%	31.03.2007

* Joint Ventures in which holding is more than 50%, hence considered as Subsidiary for consolidation purpose.

\# Subsidiaries of Aditya Birla Minerals Limited.

@ Subsidiary of AV Metals Inc.

$ By virtue of a public issue of shares made by Aditya Birla Minerals Limited in April, 2006 it has become a 51% subsidiary from 100% subsidiary of Hindalco Industries Limited, w.e.f. 12th May, 2006.

$$ By virtue of a public issue of equity shares made by IDEA Cellular Limited during the year, the Company's interest has become 8.81% from 10.11%.

SCHEDULE '22' (Contd.)

NOTES ON ACCOUNTS (Contd.)

(b) i) For the purpose of consolidation, the Consolidated Financial Statements of Aditya Birla Minerals Limited which reflects the consolidation of Birla (Nifty) Pty Limited, Birla Mt Gordon Pty Limited and Birla Maroochydore Pty Limited as at 31st March, 2007 have been prepared. In order to consolidate the audited consolidated financial statements of Aditya Birla Minerals Limited have been restated, where considered material, to comply with Generally Accepted Accounting Principles in India.

ii) Profit for the year attributable to Minority has been calculated proportionately from the date of issue of shares by Aditya Birla Minerals Limited.

iii) Disclosure requirement in respect of foreign subsidiaries are given to the extent of available information.

(Rs. in Million)

	2006-07 Hindalco & Subsidiaries	2006-07 Share in Joint Ventures	2006-07 Consoli dated	2005-06 Consoli dated
3. Estimated amount of contracts remaining to be executed on capital account and not provided for (Net of Advances)	12,985.48	913.03	13,898.51	14,399.12
4. Major components of Deferred Tax arising on account of temporary timing differences are as under:				
Deferred Assets Liability:				
Depreciation	14,147.25	-	14,147.25	12,241.80
Others	807.08	-	807.08	3,123.86
	14,954.33	-	14,954.33	15,365.66
Deferred Assets Tax:				
Un-amortised Expenditure	149.40	-	149.40	-
Brought forward Business Loss	1,710.86	-	1,710.86	66.88
Others	1,379.50	-	1,379.50	3,017.42
	3,239.76	-	3,239.76	3,084.30
Deferred Tax Liability (Net)	**11,714.57**	-	**11,714.57**	**12,281.36**
5. (a) Contingent Liabilities not provided for in respect of:				
i) Claims against the Company not acknowledged as debts	1,883.33	129.10	2,012.43	4,510.13
ii) Bills discounted with Banks	1,004.16	-	1,004.16	622.93
iii) Letters of Credit Outstanding	1,034.49	289.56	1,324.05	513.60
iv) Bank Guarantees & Bonds	2,168.12	548.21	2,716.33	750.04
v) Corporate Guarantees outstanding	506.40	-	506.40	10,541.99
vi) Custom duty on Capital goods and Raw Materials imported under Advance License/ EPCG Scheme against which Export obligations to be fulfilled	1,833.40	3.32	1,836.72	1,380.11

SCHEDULE '22' (Contd.)

NOTES ON ACCOUNTS (Contd.)

(b) Balance in provision for income tax account is after netting-off the payments made and refunds received since the appeals filed by the Company and the Department are pending before appellate authorities.

(c) The Company has given undertakings to various Financial Institutions and Banks, as relevant, for:

i) Non disposal of 12,004,987 equity shares of Rs. 10/- each of Bihar Caustic & Chemicals Limited till the Institutional Loans are repaid in full in addition to finance the cost over run, if any, in respect of an on-going project of the company for which the loan has been taken.

ii) Non disposal of shares of IDEA Cellular Limited till the Institutional loans are repaid in full.

6. As per the terms of the Rights Offer, the Company has sent First Call Money Notice to the shareholders for payment of "First Call" at the rate of Rs. 24/- per share on 231,521,031 shares amounting to Rs. 5,557 million. The last date for payment was 1st December, 2006. The Board of Directors has subsequently extended the last date up to 10th January, 2007. The Company has received total Rs. 5,529 million up to 31st March, 2007 towards call payment. Basic and diluted EPS have been calculated taking into account the effect of this rights issue. The proceeds of the rights issue aggregating to Rs. 11,086 million (up to first call) have been utilized for the purpose of defraying issue related expenses of Rs. 366 million (during previous year) and subscription to shares of a subsidiary company to the extent of Rs. 1,443 million till 31st March, 2007 while the balance amount is temporarily invested in short term liquid securities.

7. (a) The project activities in Utkal Alumina International Limited, a subsidiary of the Company with 55% stake is progressing well. The Company has invested a total amount of Rs. 2,095.14 million till 31st March, 2007.

(b) The Company has entered into a joint venture agreement with Essar Power M.P. Limited by virtue of which it holds 50% stake in Mahan Coal Limited, a new company formed for mining of coal, a part of which being the entitlement of the Company as per the agreement will be used for generating power to be captively consumed in proposed greenfield aluminium smelter in Madhya Pradesh.

(c) The Company has entered into a joint venture partnership with Almex USA Inc. (Almex), for the manufacture of high strength aluminium alloys for applications in the aerospace, sporting goods and surface transport industries. The joint venture has been named Hindalco-Almex Aerospace Limited. The Company has 70 percent equity participation, with Almex holding the balance 30 per cent in the JV. The Company has made an equity contribution of Rs.70.00 million till 31st March, 2007.

(d) During the quarter ended 31st March, 2007 the Company has incorporated a new wholly owned subsidiary in Canada by the name AV Metals Inc. This company has incorporated a company by the name 6703534 Canada Limited, as wholly owned subsidiary, the name of which has later been changed to AV Aluminum Inc. Another company by the name AV Minerals (Netherlands) B.V. has been incorporated in Netherlands as a wholly owned subsidiary of the Company in April 2007.

(e) The Company has entered into a definitive agreement with Novelis Inc. on 10th Feb, 2007 for acquiring all outstanding common shares @ USD 44.93 per share in cash for a total consideration of approximately USD 3.5 billion. For this purpose the Company has secured firm commitments of USD 3.1 billion bridge loan of 18 months against the corporate guarantee of the Company and the balance of USD 450 million will be financed by the Company by way of infusing equity / preferred stock / other securities in its wholly owned subsidiaries. The acquisition will be effected through one or more of its wholly owned subsidiaries. The acquisition is subject to various customary approvals including shareholders and Canadian Court approval.

The acquisition marks a synergistic extension to the Company's upstream business by way of expanding the Company's business activities to multiple downstream business, by optimization of operating assets of Novelis located in different geographical markets catering to a larger consumer base. Consistent with this acquisition, the expenses aggregating to Rs. 650 million, relating to this transaction, have been charged and included under appropriate account heads.

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE '22' (Contd.)

NOTES ON ACCOUNTS (Contd.)

8. In view of different sets of environment in which Australian subsidiaries namely Aditya Birla Mineral Ltd., Birla (Nifty) Pty Ltd., Birla Mount Gordon Pty Ltd, Birla Maroochydore Pty Ltd. and Birla Resources Pty Ltd. are operating, Accounting policies followed in respect of following items by them are different from the accounting policies mentioned in Schedule 22 of the Financial statements of the Parent Unit :

(Rs. in Million)

Particulars	Accounting Policies		2006-07		2005-06	
	Company	Subsidiaries	Amount	Proportion	Amount	Proportion
(a) Assets taken on Finance Lease	In respect of assets taken on finance lease prior to 01.04.2001, the element of lease rental applicable to the cost of assets has been charged to the profit and loss account over the estimated life of the assets and financing cost has been allocated over the life of the lease on an appropriate basis.	Assets taken on finance lease have been treated as part of the fixed assets recording them initially at lower of fair value and at the present value depreciating over the shorter of the estimated useful life of asset or the lease term.	Nil	Nil	Nil	Nil
(b) Depreciation and Amortisation	a) Depreciation is charged on the basis of rates and manner specified for each class of assets in Schedule XIV of the Companies Act, 1956. b) In case of Amortization of Mining Properties, same are amortized over lease period.	a) Depreciation on mining plant and equipment is provided on unit production based on economically recoverable reserve. In respect of other plant & Machineries, depreciation rates used are based on balance useful life of assets (ranging from 10% - 50%) on straight basis depending on the item of plant. b) Same are amortised on the basis of production.	1,402.97	44.72%	1,987.96	55.12%
(c) Foreign Currencies Transaction	Exchange differences relating to amounts payable and receivable in foreign currencies are accounted for as exchange gains or losses in the profit and loss account, except for amount relating to liabilities incurred for purchase of imported fixed assets, the difference thereof is adjusted in the carrying amount of the fixed assets.	Exchange differences relating to amounts payable and receivable in foreign currencies are accounted for as exchange gains or losses in the statement of financial statement.	Nil	Nil	(9.93)	25.85%

SCHEDULE '22' (Contd.)

NOTES ON ACCOUNTS (Contd.)

(Rs. in Million)

Particulars	Accounting Policies		2006-07		2005-06	
	Company	Subsidiaries	Amount	Proportion	Amount	Proportion
(d) Environment and Rehabilitation Expenditure	The cost of reclamation of mined out land, forestation are treated as part of raw material when cost incurred.	Provision for estimated future cost of environmental and rehabilitation using net present value are made and capitalized as mine properties and amortized over remaining life of the mine. Any change in net present value at Balance sheet date is considered as borrowing cost.	729.79	100.00%	581.75	100.00%
(e) Derivative financial instrument and hedging	Hedging loss / gain are recognized in income statement on accrual basis. Forward cover and options are not Marked- to – Market at year-end.	Hedging loss/gains are recognized in income statement based on nature of hedging i.e. fair value hedged or cash flow hedge. Forward rate agreement and options are marked – to – Market at year-end and same is carried forward and recognized in income statement when underlying hedge transactions are recognized.	298.03	100.00%	2,711.46	100.00%
(f) Exploration and Evaluation Expenditure	Such cost is treated as raw material cost when it is incurred.	Such cost is generally carried forward based on management estimation of recovery of such cost from future operation.	731.70	100.00%	520.43	100.00%
(g) Deferred Mining Cost	Mining cost is treated as raw material cost when incurred.	Mining cost for striping of waste in connection with future economically recoverable ore to be mined are capitalized and such cost are amortized based on estimated waste to ore ratio.	Nil	Nil	264.48	100.00%
(h) Unwinding Cost	No provision for treatment of Annual increase in the provision relating to change in the net present value of provisions pertaining to Restoration & and Environment Cost.	Such Cost are accounted for in income Statement as Borrowing cost.	44.42	100.00%	6.04	100.00%

SCHEDULE '22' (Contd.)

NOTES ON ACCOUNTS (Contd.)

	2006-07	2005-06
9. **Earnings Per Share**		
Profits after taxation (Rs. in Million)	26,864.83	15,795.77
Weighted average number of Basic and Diluted Equity Shares outstanding (including partly paid-up shares)	1,004,921,647	986,116,213
Face Value of Equity Shares (in Re.)	1.00	1.00
Basic and Diluted Earnings per share (in Rupees)	**26.73**	**16.02**

10. Disclosure in respect of Related Party pursuant to Accounting Standard 18:

(a) Related Parties with whom transactions have taken place during the year:

i) **Associates:**

Aditya Birla Science & Technology Company Limited

ii) **Joint Ventures:**

IDEA Cellular Limited

Mahan Coal Limited

iii) **Trust:**

Trident Trust

iv) **Key Managerial Personnel:**

Mr. Debu Bhattacharya - Managing Director

(b) The following transactions were carried out with the related parties in the ordinary course of business:

i) **Associates and Joint Ventures:** (Rs. in Million)

Particulars	2007		2006	
	Associates	Joint Ventures	Associates	Joint Ventures
Transaction during the year ended 31st March:				
Sales and Conversion	-	-	-	1.98
Service Received	5.16	0.39	-	-
Interest and Dividend Received	0.72	-	-	-
Investments, Deposits, Loans and Advances given	45.35	1.40	98.25	-
Balance as at 31st March:				
Debit Balance	-	-	-	0.06
Credit Balance	4.18	-	-	-
Investments, Deposits, Loans and Advances given	143.59	2.79	98.25	-

	2007	2006
ii) **Trust:**		
Beneficiary Interest in Trust	344.52	344.52
iii) **Key Managerial Personnel:**		
Managerial Remuneration (including perquisites)	49.40	37.81

SCHEDULE '22' (Contd.)

NOTES ON ACCOUNTS (Contd.)

11. (a) Construction work-in-progress of a subsidiary company include Rs.3.40 million being tax paid on behalf of the then CEO and Whole-time Director on his remuneration for the period from 1st July, 2000 to 31st January, 2002 in accordance with Section 10(5B) of the Income-tax Act, 1961. It has been legally advised that provisions of Section 10(5B) of the Income-tax Act, 1961 has an overriding effect on the provisions of Section 200 of the Companies Act, 1956 and accordingly it believes that the Central Government's approval is not required for the purpose.

(b) Appointment and payment of remuneration of Rs.1.39 million to CEO and Manager, subsequently designated as CEO and Managing Director of a subsidiary company is awaiting the approval of the Central Government for which necessary application has been made by the Company. Further appointment of CEO and Managing Director is also awaiting the approval of Shareholders.

12. (a) Final price payable on purchase of copper concentrate for which quotational period, price and quantity was not finalized in previous year, were realigned at year end rate based on monthly average rate for Copper and Precious Metal quoted at LME & LMBA respectively and accordingly an additional provision for Rs. 782.71 million was made. During the year final price payable was settled at Rs. 3,846.54 million and additional liabilities of Rs. 3,063.84 million has been charged to raw material consumption. Further, an additional provisions for Rs. 546.82 millions was made on realignment of such class of liabilities as on 31st March, 2007. Actual outflow is expected on finalization of quotational period price and quantity in the next financial year.

(b) Final Price receivable from sale of Copper for which quational price is not finalized in previous year were realigned at year end rate and additional sales for Rs. 44.83 million were accounted for. During the Year final price was settled at Rs. 204.27 million and credit for further sales for Rs. 159.44 million was taken into account. Further credit for sales Rs. 1.06 million was taken on realignment of such type of sales. Actual inflow is expected on finalization of price in the next financial year.

13. During April 2007, the Company received a notice dated 24th March, 2007 from collector (Stamp) Kanpur, Uttar Pradesh alleging that stamp duty of Rs. 2,529.59 million is payable in view of order dated 18th November, 2002 of Hon' able High Court of Allahabad approving scheme of arrangement for merger of Copper business of Indo Gulf Corporation Limited with the Company. The Company feels that it has a strong case as there is no substantive provision for levy of stamp duty on court order under the provisions of Uttar Pradesh Stamp Act. The Company is filing a writ petition before the Hon' able High Court of Allahabad on the ground, inter alia, that the properties in question are located in the state of Gujarat and thus the collector has no territorial jurisdiction.

14. **Segment Reporting:**

(a) Primary Segment (by Business Segment):

i) The Company has three reportable segments viz. Aluminium, Copper and Others which have been identified in line with the Accounting Standard 17 on "Segment Reporting", taking into account the organizational structure as well as differential risk and return of these segments. Details of products included in each segment are as under:

Aluminium : Alumina, Aluminium Metal and Aluminium Metal Products.

Copper : Continuous Cast Copper Rods, Copper Cathods, Sulphuric Acid, DAP & Complexes, Gold and Silver

Others : Caustic, Cellular Services and Others

ii) Inter-segment transfers are at market rates.

SCHEDULE '22' (Contd.)

NOTES ON ACCOUNTS (Contd.)

iii) Information about Primary Segment are follows: (Rs. in Million)

Particulars	2006-07				2005-06			
	Aluminium	Copper	Others	Total	Aluminium	Copper	Others	Total
REVENUE								
External Sales	73,672.92	115,270.19	4,217.97	193,161.08	60,641.62	57,015.60	3,539.48	121,196.70
Inter-segment transfers	28.20	61.35	1,067.51	1,157.06	0.79	-	648.92	649.71
	73,701.12	115,331.54	5,285.48	194,318.14	60,642.41	57,015.60	4,188.40	121,846.41
Less: Inter Segment Adjustment	28.20	61.35	1,067.51	1,157.06	0.79	-	648.92	649.71
Total Revenue	73,672.92	115,270.19	4,217.97	193,161.08	60,641.62	57,015.60	3,539.48	121,196.70
RESULTS								
Segment Results	29,265.40	5,877.07	1,336.09	36,478.56	21,305.30	(866.84)	1,053.68	21,492.14
Un-allocable Income (Net)				3,105.67				1,696.71
Interest Expenses				(3,134.48)				(3,013.69)
Non Recurring Expenses				-				22.72
Provision for Taxes				(9,584.92)				(4,402.11)
Net Profit				26,864.83				15,795.77
OTHER INFORMATION								
Assets:								
Segment Assets	87,629.66	85,237.48	10,095.50	182,962.64	73,095.66	84,872.23	9,163.37	167,131.26
Un-allocable Assets				95,034.62				42,116.31
Total Assets				277,997.26				209,247.57
Liabilities:								
Segment Liabilities	11,608.88	20,127.27	7,426.09	39,162.24	5,679.47	22,160.03	1,796.78	29,636.28
Un-allocable Liabilities				109,654.96				85,841.05
Total Liabilities				148,817.20				115,477.33
Capital Expenditure	15,943.50	6,877.83	654.71		10,236.38	5,368.93	1,689.82	
Non-Cash Expenses:								
Depreciation	3,852.84	3,127.88	753.34		3,638.65	3,596.53	652.74	
Impairment	125.24	727.16	-		44.54	-	-	

(b) Secondary Segment (by Geographical demarcation):

i) The secondary segment is based on geographical demarcation i.e India and Rest of the World.

ii) Information about Secondary Segment are follows:

Particulars	2006-07			2005-06		
	India	Rest of the World	Total	India	Rest of the World	Total
Segment Revenue	117,786.14	75,374.94	193,161.08	84,647.73	36,548.97	121,196.70
Segment Assets	162,826.34	20,136.30	182,962.64	146,197.36	20,933.90	167,131.26
Capital Expenditure	17,828.73	5,647.31	23,476.04	12,031.22	5,263.91	17,295.13

15. Figures of the previous year have been regrouped/ rearranged wherever necessary.

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518
Camp: Mumbai

Dated: The 23rd day of June, 2007

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

C. M. Maniar – *Director*
D. Bhattacharya – Managing Director
M. M. Bhagat – *Director*

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2008

(Rs. in Million)

			2006-07	2005-06
	Hindalco & Subsidiaries	Share in Joint Ventures	Consolidated	Consolidated
A. CASH FLOW FROM OPERATING ACTIVITIES				
Net Profit before Tax and Extraordinary items	36,167.73	448.47	36,616.20	20,281.25
Adjustment For:				
Interest and Finance Charges	2,844.64	289.84	3,134.48	3,013.69
Depreciation	7,201.50	591.63	7,793.13	7,914.85
Impairment	852.40	-	852.40	44.54
Unrealised Foreign Exchange Gain/ Loss (Net)	957.00	-	957.00	23.09
Miscellaneous Expenditure written-off	51.27	-	51.27	67.93
Provisions/ Provisions written-back (Net)	(36.43)	19.20	(17.23)	(1,475.57)
Investing Activities (Net)	(3,845.32)	(21.85)	(3,867.17)	(2,495.64)
Operating Profit before Working Capital changes	44,192.79	1,327.29	45,520.08	27,374.14
Change in Working Capital:				
Inventories	(3,143.69)	(5.69)	(3,149.38)	(18,037.33)
Trade & Other Receivables	(3,412.41)	(260.71)	(3,673.12)	(9,044.75)
Trade Payables	1,024.00	451.11	1,475.11	14,925.99
Cash Generation from Operation	38,660.69	1,512.00	40,172.69	15,218.05
Payment of Miscellaneous Expenditure	(14.08)	(0.26)	(14.34)	(31.65)
Payment of Direct Taxes	(5,892.90)	(6.08)	(5,898.98)	(3,059.45)
Net Cash Generated/ (Used) - Operating Activities	**32,753.71**	**1,505.66**	**34,259.37**	**12,126.95**
B. CASH FLOW FROM INVESTMENT ACTIVITIES				
Purchase of Fixed Assets	(26,707.48)	(2,101.21)	(28,808.69)	(27,286.58)
Sale of Fixed Assets	6,902.50	0.88	6,903.38	7,755.97
Acquisition of Subsidiaries	-	-	-	(2.29)
Purchase/ Sale of Investments (Net)	(46,196.25)	(1.75)	(46,198.00)	(1,475.53)
Interest Received	1,731.03	4.78	1,735.81	442.03
Dividend Received	2,427.12	-	2,427.12	1,108.97
Extraordinary Item (Net)	-	-	-	22.72
Net Cash Generated/ (Used) - Investing Activities	**(61,843.08)**	**(2,097.30)**	**(63,940.38)**	**(19,434.71)**
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Equity Shares issued (Net of Expenses)	16,534.81	2,170.77	18,705.58	5,512.77
Repayment of Preference Share Capital	-	(666.06)	(666.06)	-
Proceeds from State Capital Subsidy	-	-	-	21.57
Proceeds/ Repayments of Long Term Borrowings (Net)	31,262.06	1,735.51	32,997.57	787.66
Proceeds/ Repayments of Short Term Borrowings (Net)	(10,090.05)	(886.79)	(10,976.84)	11,927.02
Interest and Finance Charges	(6,216.49)	(288.79)	(6,505.28)	(3,169.19)
Dividend Paid (including Dividend Tax)	(4,523.57)	-	(4,523.57)	(2,126.96)
Net Cash Generated/ (Used) - Financing Activities	**26,966.76**	**2,064.64**	**29,031.40**	**12,952.87**

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2008 (Contd.)

(Rs. in Million)

	Hindalco & Subsidiaries	Share in Joint Ventures	2006-07 Consolidated	2005-06 Consolidated
Net Increase/(Decrease) in Cash and Cash Equivalents	(2,122.61)	1,473.00	(649.61)	5,645.11
Add: Opening Cash & Cash Equivalents	10,619.38	138.14	10,757.52	5,112.41
Add: Cash & Cash Equivalents taken over on acquisition	-	0.20	0.20	-
Less: Adjustment for change in holding in a Joint Venture	-	(6.70)	(6.70)	-
Closing Cash & Cash Equivalents	8,496.77	1,604.64	10,101.41	10,757.52

Notes:

1. Closing cash & cash equivalents represents "Cash and Bank Balances" except Rs. 243.26 million lying in designated account with scheduled banks on account of unclaimed Dividend/Fractional coupons of Shares, which are not available for use by the Company.
2. Figures for the previous year have been regrouped/rearranged wherever necessary.

As per our report annexed.

For SINGHI & CO.
Chartered Accountants
RAJIV SINGHI
Partner
Membership No. 53518
Camp: Mumbai

Dated: The 23rd day of June, 2007

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

C. M. Maniar – *Director*
D. Bhattacharya – Managing Director
M. M. Bhagat – *Director*

FINANCIAL INFORMATION RELATING TO SUBSIDIARY COMPANIES FOR THE YEAR ENDED 31st MARCH 2007

(Rs. in Million)

	Name of the Subsidiary Company	Capital	Reserves	Total Assets	Total Liabilities	Investments **				Turnover/ Revenues	Profit/ (Loss) before Tax	Provision for Tax	Profit/ (Loss) after Tax	Proposed Dividend
						Long Term Investments			Current Investments					
						Government Securities	Shares, Debentures, Bonds & Others	Units of Mutual Funds	Units of Mutual Funds					
1	Indian Aluminium Company, Limited	142.51	(12.54)	395.55	395.55	-	-	-	-	767.02	(29.54)	(4.98)	(24.56)	-
2	Indal Exports Limited	1.40	3.70	5.24	5.24	-	-	5.00	-	-	(0.02)	(0.01)	(0.01)	-
3	Minerals & Minerals Limited	0.50	10.91	13.28	13.28	-	-	-	-	13.75	1.01	0.35	0.66	-
4	Renuka Investments & Finance Limited	92.52	253.27	347.92	347.92	-	189.31	-	0.50	43.68	42.18	2.70	39.48	-
5	Renukeshwar Investments & Finance Limited	47.97	193.16	241.15	241.15	-	190.19	-	-	27.39	27.37	0.79	26.58	-
6	Suvas Holdings Limited	3.70	(0.01)	3.81	3.81	-	-	-	-	-	-	-	-	-
7	Utkal Alumina International Limited	1,745.88	(0.03)	3,526.94	3,526.94	-	-	-	-	-	-	-	-	-
8	Bihar Caustic & Chemicals Limited	233.86	1,227.45	3,271.08	3,271.08	-	-	37.50	-	1,492.28	447.61	111.24	336.37	35.08
9	Hindalco-Almex Aerospace Limited	30.00	(0.12)	100.18	100.18	-	-	-	89.63	-	-	-	-	-
10	Lucknow Finance Company Limited	120.03	44.71	177.08	177.08	-	0.01	-	38.95	13.14	10.49	2.76	7.73	-
11	Dahej Harbour and Infrastructure Limited	500.00	1,327.56	2,133.16	2,133.16	-	-	-	430.19	626.71	411.37	36.06	375.31	-
12	Birla Resources Pty Limited *	22.80	(0.06)	23.13	23.13	-	-	-	-	2.99	0.02	-	0.02	-
13	Aditya Birla Minerals Limited *	15,804.75	(35.74)	15,894.81	15,894.81	-	-	-	-	2.63	(4.45)	(4.17)	(0.28)	-
14	Birla Maroochydore Pty Limited *	350.70	(126.31)	370.06	370.06	-	-	-	-	-	(4.90)	(1.47)	(3.43)	-
15	Birla Nifty Pty Limited *	3,065.61	(1,234.46)	15,931.14	15,931.14	-	-	-	-	6,688.55	(653.67)	(196.11)	(457.56)	-
16	Birla Mt Gordon Pty Limited *	841.68	(1,460.35)	3,162.79	3,162.79	-	-	-	-	4,683.35	779.57	233.88	545.69	-
17	AV Metals Inc @	#	(0.02)	124.54	124.54	-	-	-	-	-	(0.02)	-	(0.02)	-
18	AV Aluminium Inc @	#	-	#	#	-	-	-	-	-	-	-	-	-

* Exchange rate as on 31st March, 2007 : 1 AUD=Rs. 35.07.

@ Exchange rate as on 31st March, 2007 : 1 CAD=Rs. 37.14.

** Excluding Investment in Subsidiaries.

Rs. 37.14.

Notes:

The Ministry of Company Affairs, Government of India vide its order No. 47/65/2007-CL-III dated 26.02.2007 and No. 47/65/2007-CL-III dated 15.06.2007 issued under section 212 (8) of the Companies Act, 1956, has exempted the Company from attaching the documents of Company's subsidiaries, required to be attached under section 212 (1) of the Companies Act, 1956, for the financial year ended on 31.03.2007. However annual accounts of the Subsidiary Companies and the related detailed information will be made available to the investors of the Company and subsidiaries of the Company, seeking such information at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and the concerned Subsidiary of the Company.

VISION, MISSION & VALUES

Vision

" To be a premium Metals major, global in size and reach, with a passion for excellence"

Mission

" To relentlessly purse the creation of superior shareholder value by exceeding customer expectations profitably, unleashing employee potential and being a responsible corporate citizen adhering to our values"

Values

Integrity *Honesty in every action.*

Commitment *Doing whatever it takes to deliver, as promised.*

Passion *Missionary zeal arising out of an emotional engagement with work.*

Seamlessness *Thinking and working together across functional silos, hierarchy levels, businesses and geographies.*

Speed *Responding to stakeholders with a sense of urgency.*

HINDALCO & ITS SUBSIDIARIES/JVs

Hindalco Industries Limited	:	Aluminium, Copper
Subsidiaries		
• Indian Aluminium Company, Limited	:	Aluminium Foil
• Bihar Caustic and Chemicals Limited	:	Caustic Soda, Liquid Chlorine, Hydrochloric Acid
• Aditya Birla Minerals Limited	:	Copper Mining
• Hindalco-Almex Aerospace Limited	:	Aerospace Alloy
• Utkal Alumina International Limited	:	Alumina
• Dahej Harbour & Infrastructure Limited	:	Handling of Captive Cargo (Copper Unit) and Commercial Cargo
Joint Ventures		
• IDEA Cellular Limited	:	Telecom
• Mahan Coal Limited	:	Mining

Printed at Infomedia India Ltd.

END

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